Severn Bancorp, Inc.

2008
Annual Report

March 11, 2009

Dear Severn Bancorp, Inc. Shareholders:

Very few of us anticipated the devastation that we have witnessed in this overall economy. What began as an apparent "downturn" has blossomed into a financial crisis of almost unprecedented proportion.

Severn Bancorp, Inc. has not been immune to this difficult economic environment.

The Company has specialized in mortgage lending for almost 30 years. The real estate market has not seen the types of problems we have witnessed since the Great Depression (while I have explained to our staff that we may not be in the midst of a "great" depression, nevertheless, one could argue that it is a pretty good one).

Our 2008 net income dropped to $4,113,000 compared to net income of $11,111,000 in 2007, with 2008 earnings per share of $.39 compared to $1.10 earnings per share in 2007. Returns on average assets and average equity, respectively were .43% and 4.03% in 2008, as compared to 1.19% and 12.09% in 2007. Not good at all.

It appears that we have some difficult times in front of us. If there is any good news, it is that our capital position remains strong. As a result of our already strong capital position coupled with the sale of securities through a private placement and through the sale of preferred stock to the United States Department of the Treasury, we believe our capital ratios are excellent. This should help us weather the current storm.

We are continuing our efforts to expand the services offered by Severn Savings Bank, FSB into broader community banking. I urge our shareholders to participate in the services that Severn has to offer. Viable community banks offering credit opportunities will help lead the way to economic recovery.

Sincerely,

Alan J. Hyatt
President

Severn Bancorp Financial Highlights

TOTAL ASSETS
($ IN MILLIONS)



1,000
900
800
700
600
500
400
300
200
100
0
'04 '05 '06 '07 '08

(dollars in thousands, except per share data)

	2008	2007*	2006	2005	2004
Balance Sheet Data:					
Total assets	**$987,651**	$962,234	$911,916	$849,774	$703,616
Total loans, net	**896,459**	893,014	835,477	779,333	656,967
Total nonperforming assets	**61,112**	10,693	6,897	1,693	939
Deposits	**683,866**	652,773	626,524	594,893	527,413
Stockholders' equity	**123,667**	95,276	86,442	72,712	60,154
Net income	**4,113**	11,111	15,748	14,554	12,931
Per Share Data *					
Net income per common share:					
Basic	**$0.39**	$1.10	$1.56	$1.45	$1.29
Diluted	**0.39**	1.10	1.56	1.45	1.29
Book value	**9.64**	9.46	8.59	7.23	5.97
Common stock cash dividends	**0.24**	0.24	0.22	0.20	0.17
Performance ratios:					
Return on average assets	**0.43%**	1.19%	1.77%	1.84%	2.02%
Return on average equity	**4.03%**	12.09%	19.59%	21.85%	23.56%
Efficiency ratio	**54.45%**	43.43%	33.50%	33.95%	33.37%

**retroactively adjusted to reflect 10% stock dividend declared February 20, 2007 and a 10% stock dividend declared February 21, 2006.*

DEPOSITS
($ IN MILLIONS)



700
600
500
400
300
200
100
0
'04 '05 '06 '07 '08

NET INCOME
($ IN THOUSANDS)



18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
'04 '05 '06 '07 '08

ANNUAL DIVIDEND
PER SHARE



$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
'04 '05 '06 '07 '08

DILUTED EARNINGS
PER SHARE



$2.00
$1.60
$1.20
$0.80
$0.40
$0.00
'04 '05 '06 '07 '08

Severn Bancorp, Inc. Financial Highlights

(dollars in thousands, except per share information)

	As of December 31,				
	2008	2007	2006	2005	2004
Balance Sheet Data:					
Total assets	**$987,651**	$962,234	$911,916	$849,774	$703,616
Total loans, net (including loans held for sale)	**896,459**	893,014	835,477	779,333	656,967
Total non-performing assets	**61,112**	10,693	6,897	1,693	939
Deposits	**683,866**	652,773	626,524	594,893	527,413
Short-term borrowings	**-**	15,000	18,000	26,000	-
Long-term borrowings	**153,000**	175,000	155,000	132,000	89,000
Subordinated debentures	**23,874**	20,619	20,619	20,619	20,619
Stockholders' equity	**123,667**	95,276	86,442	72,712	60,154
Book value per share*	**9.64**	9.46	8.59	7.23	5.97

	For the Year Ended December 31,				
	2008	2007	2006	2005	2004
Operations Data:					
Net interest income	**$28,969**	$33,638	$38,115	$35,180	$30,198
Net interest income after provision for loan losses	**21,488**	31,176	36,554	33,610	28,998
Non-interest income	**2,791**	4,336	3,867	2,748	3,402
Non-interest expense	**17,293**	16,492	14,065	12,878	11,211
Net income	**4,113**	11,111	15,748	14,554	12,931
Basic earnings per share *	**0.39**	1.10	1.56	1.45	1.29
Diluted earnings per share *	**0.39**	1.10	1.56	1.45	1.29
Common Stock Cash dividends declared per share*	**0.24**	0.24	0.22	0.20	0.17
Common Stock dividends declared per share to diluted earnings per share *	**61.54%**	21.82%	13.95%	13.84%	13.38%
Weighted number of shares outstanding basic *	**10,066,679**	10,066,283	10,065,289	10,065,002	10,065,002
Weighted number of shares outstanding diluted *	**10,066,679**	10,066,283	10,069,056	10,065,002	10,065,002
Performance Ratios:					
Return on average assets	**0.43%**	1.19%	1.77%	1.84%	2.02%
Return on average equity	**4.03%**	12.09%	19.59%	21.85%	23.56%
Interest rate spread	**2.81%**	3.45%	4.20%	4.32%	4.60%
Net interest margin	**3.16%**	3.81%	4.50%	4.58%	4.81%
Non-interest expense to average assets	**1.79%**	1.76%	1.58%	1.63%	1.75%
Efficiency ratio	**54.45%**	43.43%	33.50%	33.95%	33.37%

* Retroactively adjusted to reflect 10% stock dividend declared February 20, 2007 and a 10% stock dividend declared February 21, 2006.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to ____________________.

Commission File Number 0-49731

SEC Mail Processing Section
MAR 24 2009
Washington, DC
100

SEVERN BANCORP, INC.

(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	52-1726127 (I.R.S. Employer Identification Number)
200 Westgate Circle, Suite 200, Annapolis, Maryland (Address of principal executive offices)	21401 (Zip Code)

(410) 260-2000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes☐ No ☑

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 of 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer", "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐
Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule12b-2 of the Act). Yes☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the closing sale price of the registrant's common stock on June 30, 2008 was $31,634,558 ($6.50 per share based on shares of common stock outstanding at June 30, 2008).

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

Indicate the number of shares outstanding for each of the registrant's classes of common stock, as of the latest practicable date.

As of March 1, 2009, there were issued and outstanding 10,066,679 shares of the registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portion's of the registrant's Definitive Proxy Statement for its 2009 Annual Meeting of Stockholders, which Definitive Proxy Statement will be filed with the Securities and Exchange Commission no later than 120 days after the registrant's fiscal year-ended December 31, 2008, are incorporated by reference into Part III of this Form 10-K; provided, however, that the Compensation Committee Report, the Audit Committee Report and any other information in such proxy statement that is not required to be included in this Annual Report on Form 10-K, shall not be deemed to be incorporated herein by reference or filed as a part of this Annual Report on Form 10-K.

Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Severn Bancorp, Inc. ("Bancorp") may from time to time make written or oral "forward-looking statements", (as defined in the Securities Exchange Act of 1934, as amended, and the regulations there under) including statements contained in Bancorp's filings with the Securities and Exchange Commission (including this Annual Report on Form 10-K and the exhibits thereto), in its reports to stockholders and in other communications by Bancorp, pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements include, but are not limited to:

- Statements contained in "Item 1A. Risk Factors;"
- Statements concerning liquidity and business plans;
- Statements concerning allowance for loan losses, liquidity, capital adequacy requirements, unrealized losses, guarantees, the Bank being well-capitalized, and impact of accounting pronouncements;
- Competitive strengths; and
- Statements as to trends or Bancorp's or management's beliefs, expectations and opinions.

The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "will," "would," "could," "should," "guidance," "potential," "continue," "project," "forecast," "confident," and similar expressions are typically used to identify forward-looking statements. These statements are based on assumptions and assessments made by management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements are not guarantees of Bancorp's future performance and are subject to risks and uncertainties and may be affected by various factors that may cause actual results, developments and business decisions to differ materially from those in the forward-looking statements. Some of the factors that may cause actual results, developments and business decisions to differ materially from those contemplated by such forward-looking statements include the risk factors discussed under "Item 1A. Risk Factors" and the following:

- Changes in general economic and political conditions and by governmental monetary and fiscal policies;
- Changes in the economic conditions of the geographic areas in which Bancorp conducts business;
- Changes in interest rates;
- A downturn in the real estate markets in which Bancorp conducts business;
- Environmental liabilities with respect to properties Bancorp has title;
- Changes in federal and state regulation;
- Bancorp's ability to estimate loan losses;
- Competition;
- Breaches in security or interruptions in Bancorp's information systems;
- Bancorp's ability to timely develop and implement technology;
- Bancorp's ability to retain its management team;
- Bancorp's ability to maintain effective internal controls over financial reporting and disclosure controls and procedures; and
- Terrorist attacks and threats or actual war.

Bancorp can give no assurance that any of the events anticipated by the forward-looking statements will occur or, if any of them does, what impact they will have on Bancorp's results of operations and financial condition. Bancorp disclaims any intent or obligation to publicly update or revise any forward-looking statements, regardless of whether new information becomes available, future developments occur or otherwise.

PART I

Item 1. Business

General

Bancorp is a savings and loan holding company chartered as a corporation in the state of Maryland in 1990. It conducts business through three subsidiaries: Severn Savings Bank, FSB ("Bank"), its principal subsidiary; Louis Hyatt, Inc. ("Hyatt Commercial"), which is doing business as Hyatt Commercial, a commercial real estate brokerage and property management company; and SBI Mortgage Company ("SBI"), which holds mortgages that do not meet the underwriting criteria of the Bank, and is the parent company of Crownsville Development Corporation ("Crownsville"), which is doing business as Annapolis Equity Group, which acquires real estate for syndication and investment purposes.

On December 17, 2004, Bancorp acquired all the common stock of newly formed Severn Capital Trust I, a Delaware business trust. Severn Capital Trust I issued $20,000,000 of trust preferred securities in a private placement pursuant to an applicable exemption from registration under the Securities Act of 1933, as amended. Bancorp irrevocably and unconditionally guaranteed the trust preferred securities. The proceeds of the trust preferred securities were used to purchase Bancorp's Junior Subordinated Debt Securities due 2035 (the "2035 Debentures").

On November 15, 2008, Bancorp sold a total of 70 units, at an offering price of $100,000 per unit, for gross proceeds of $7.0 million pursuant in a private placement exempt from registration under the Securities Act of 1933. Each unit consisted of 6,250 shares of Bancorp's Series A 8.0% Non-Cumulative Convertible Preferred Stock ("Series A Preferred Stock") and Bancorp's Subordinated Notes in the original principal amount of $50,000 ("Subordinated Notes"). In the private placement, Bancorp issued a total of 437,500 shares of its Series A Preferred Stock and $3.5 million aggregate principal amount of its Subordinated Notes.

The recently enacted Emergency Economic Stabilization Act of 2008 ("EESA") authorizes the U.S. Department of the Treasury ("Treasury Department") to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in the Troubled Asset Relief Program ("TARP"). The purpose of TARP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. The Treasury Department has allocated $250 billion towards the TARP Capital Purchase Program ("CPP"). Under the CPP, Treasury will purchase debt or equity securities from participating institutions. The TARP also will include direct purchases or guarantees of troubled assets of financial institutions. The Company made application to the Treasury Department to participate in this program. On November 21, 2008 Bancorp entered into a Letter Agreement (the "Purchase Agreement") with the Treasury Department, pursuant to which Bancorp issued and sold (i) 23,393 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series B, par value $0.01 per share and liquidation preference $1,000 per share, (the "Series B Preferred Stock") and (ii) a warrant (the "Warrant") to purchase 556,976 shares of Bancorp's common stock at $6.30 per (the "Common Stock"), for an aggregate purchase price of $ 23,393,000 in cash. Closing of the sale occurred on November 21, 2008.

The Bank has four branches in Anne Arundel County, Maryland, which offer a full range of deposit products, and originate mortgages in its primary market of Anne Arundel County, Maryland and, to a lesser extent, in other parts of Maryland, Delaware and Virginia.

As of December 31, 2008, Bancorp had total assets of $987,651,000, total deposits of $683,866,000, and total stockholders' equity of $123,667,000. Net income of Bancorp for the year ended December 31, 2008 was $4,113,000. For more information, see "Item 6. Selected Financial Data."

Bancorp's internet address is www.severnbank.com. Bancorp makes available free of charge on www.severnbank.com its annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the SEC.

In addition, we will provide, at no cost, paper or electronic copies of our reports and other filings made with the SEC. Requests should be directed to:

Thomas G. Bevivino
Executive Vice President
Severn Bancorp, Inc.
200 Westgate Circle, Suite 200
Annapolis, Maryland 21401

The information on the website listed above, is not and should not be considered part of this Annual Report on Form 10-K and is not incorporated by reference in this document. This website is and is only intended to be an inactive textual reference.

Business of the Bank

The Bank was organized in 1946 in Baltimore, Maryland as Pompei Permanent Building and Loan Association. It relocated to Annapolis, Maryland in 1980 and its name was changed to Severn Savings Association. Subsequently, the Bank obtained a federal charter and changed its name to Severn Savings Bank, FSB. The Bank operates four full-service branch offices, and one administrative office. The Bank operates as a federally chartered savings bank whose principal business is attracting deposits from the general public and investing those funds in mortgage and commercial loans. The Bank also uses advances, or loans, from the Federal Home Loan Bank of Atlanta, ("FHLB-Atlanta") to fund its mortgage activities. The Bank provides a wide range of retail and mortgage banking services. Deposit services include checking, savings, money market, time deposit and individual retirement accounts. Loan services include various types of real estate, consumer, and commercial lending. The Bank also provides safe deposit boxes, ATMs, debit cards, and internet and telephone banking.

The Bank's revenues are derived principally from interest earned on mortgage, commercial and other loans, and fees charged in connection with the loans and banking services. The Bank's primary sources of funds are deposits, advances from the FHLB-Atlanta, principal amortization, prepayment of its loans and, in 2008, private placements of its securities. The principal executive offices of the Bank are maintained at 200 Westgate Circle, Suite 200, Annapolis Maryland, 21401. Its telephone number is 410-260-2000 and its e-mail address is mailman@severnbank.com.

The Thrift Industry

Thrift institutions are financial intermediaries which historically have accepted savings deposits from the general public and, to a lesser extent, borrowed funds from outside sources and invested those deposits and funds primarily in loans secured by first mortgage liens on residential and other types of real estate. Such institutions may also invest their funds in various types of short- and long-term securities. The deposits of bank and thrift institutions are insured by the Deposit Insurance Fund ("DIF") as administered by the Federal Deposit Insurance Corporation ("FDIC"), and these institutions are subject to extensive regulations. These regulations govern, among other things, the lending and other investment powers of thrift institutions, including the terms of mortgage instruments these institutions are permitted to utilize, the types of deposits they are permitted to accept, and reserve requirements.

The operations of thrift institutions, including those of the Bank, are significantly affected by general economic conditions and by related monetary and fiscal policies of the federal government and regulations and policies of financial institution regulatory authorities, including the Board of Governors of the Federal Reserve System (the "FRB") and the Office of Thrift Supervision ("OTS"). Lending activities are influenced by a number of factors including the demand for housing, conditions in the construction industry, and availability of funds. Sources of funds for lending activities include savings deposits, loan principal payments, proceeds from sales of loans, borrowings from the FHLB-Atlanta and other sources. Savings flows at thrift institutions such as the Bank are influenced by a number of factors including interest rates on competing investments and levels of personal income.

Earnings

The Bank's earnings depend primarily on the difference between income from interest-earning assets such as loans and investments, and interest paid on interest-bearing liabilities such as deposits and borrowings. The Bank typically engages in long-term mortgage lending at fixed rates of interest, generally for periods of up to 30 years, while accepting deposits for considerably shorter periods. However, many of the Bank's long-term fixed-rate loans are sold in the secondary market, typically resulting in gains on the sale of such loans by the Bank.

Generally, rapidly rising interest rates cause the cost of interest-bearing liabilities to increase more rapidly than yields on interest-earning assets, thereby adversely affecting the earnings of many thrift institutions. While the industry has received expanded lending and borrowing powers in recent years permitting different types of investments and mortgage loans, including those with floating or adjustable rates and those with shorter terms, earnings and operations are still highly influenced by levels of interest rates and financial market conditions and by substantial investments in long-term mortgage loans.

Competition

The Annapolis, Maryland area has a high density of financial institutions, many of which are significantly larger and have greater financial resources than the Bank, and all of which are competitors of the Bank to varying degrees. The Bank's competition for loans comes primarily from savings and loan associations, savings banks, mortgage banking companies, insurance companies, and commercial banks. Many of the Bank's competitors have higher legal lending limits than the Bank. The Bank's most direct competition for deposits has historically come from savings and loan associations, savings banks, commercial banks, and credit unions. The Bank faces additional competition for deposits from short-term money market funds and other corporate and government securities funds. The Bank also faces increased competition for deposits from other financial institutions such as brokerage firms, insurance companies and mutual funds. The Bank is a community-oriented financial institution serving its market area with a wide selection of mortgage loans. Management considers the Bank's reputation for financial strength and customer service as its major competitive advantage in attracting and retaining customers in its market area. The Bank also believes it benefits from its community orientation.

Net Interest Income

Net interest income increases during periods when the spread between Bancorp's weighted average rate at which new loans are originated and the weighted average cost of interest-bearing liabilities widens. Market factors such as interest rates, competition, consumer preferences, the supply of and demand for housing, and the availability of funds affect the Bank's ability to originate loans.

Bancorp has supplemented its interest income through purchases of investments when appropriate. This activity is intended to generate positive interest rate spreads on large principal balances with minimal administrative expense.

Interest Rate and Volume of Interest-Related Assets and Liabilities

Both changes in rate and changes in the composition of Bancorp's interest-earning assets and interest-bearing liabilities can have a significant effect on net interest income.

For information concerning the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected Bancorp's interest income and expense during the fiscal years ended December 31, 2008 and 2007, refer to Item 6, "Selected Financial Data - Rate Volume Table".

Market Area

The Bank's market area is primarily Anne Arundel County, Maryland and nearby areas, due to its four branch locations, all located in Anne Arundel County.

The Bank has traditionally focused its lending activities on first mortgage loans secured by real estate for the purpose of purchasing, refinancing, developing and constructing one-to-four family residences and commercial properties in and near Anne Arundel County, Maryland. Beginning in 2008, the Bank has expanded its relationship banking by offering a full line of products and services necessary for businesses to succeed. The Bank does originate mortgage loans throughout the states of Maryland, Virginia and Delaware. The Bank participates in the secondary market and sold approximately 26% of the fixed-rate long-term mortgages that it originated in 2008.

Loan Portfolio Composition

The following table sets forth the composition of Bancorp's loan portfolios by type of loan at the dates indicated. The table includes a reconciliation of total net loans receivable, including loans held for sale, after consideration of undisbursed portion of loans, deferred loan fees and discounts, and allowances for losses on loans as of December 31:

	2008		2007		2006		2005		2004	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
					(dollars in thousands)					
Residential mortgage	$355,909	36.55%	$320,303	32.45%	$249,448	26.15%	$219,988	23.71%	$215,767	27.30%
Construction, land acquisition and development	242,359	24.89%	297,823	30.18%	339,122	35.55%	390,376	42.07%	343,101	43.42%
Land	82,642	8.49%	93,717	9.50%	90,747	9.51%	77,319	8.33%	33,419	4.23%
Lines of credit	34,872	3.58%	29,713	3.01%	40,733	4.27%	35,491	3.82%	29,096	3.68%
Commercial real estate	214,209	22.00%	205,755	20.85%	193,299	20.26%	163,449	17.61%	127,768	16.17%
Commercial non-real estate	3,084	0.32%	3,416	0.34%	3,348	0.35%	3,412	0.37%	3,859	0.49%
Home equity	39,040	4.01%	32,748	3.32%	32,758	3.44%	32,974	3.55%	28,101	3.56%
Consumer	1,083	0.11%	2,355	0.24%	1,537	0.16%	1,768	0.19%	2,489	0.31%
Loans held for sale	453	0.05%	1,101	0.11%	2,970	0.31%	3,216	0.35%	6,654	0.84%
Total gross loans	973,651	100.00%	986,931	100.00%	953,962	100.00%	927,993	100.00%	790,254	100.00%
Deferred loan origination fees and costs, net	(4,439)		(4,898)		(4,712)		(4,916)		(4,157)	
Loans in process	(57,940)		(78,238)		(104,747)		(136,239)		(123,195)	
Allowance for loan losses	(14,813)		(10,781)		(9,026)		(7,505)		(5,935)	
Total loans net	$896,459		$893,014		$835,477		$779,333		$656,967	

Lending Activities

General

The Bank originates mortgage loans of all types, including residential, residential-construction, commercial-construction, commercial, land and residential lot loans. To a lesser extent, the Bank also originates non-mortgage loans, which include consumer, business and commercial loans. These loans constitute a small part of the Bank's portfolio.

The Bank originated and funded $177,714,000 and $251,681,000 of mortgage loans for the years ended December 31, 2008 and 2007, respectively.

Loan Origination Procedures

The following table contains information on the activity of the Bank's loans held for sale and its loans held for investment in its portfolio:

	For the Years ended December 31,		
	2008	2007	2006
	(dollars in thousands)		
Held for Sale:			
Beginning balance	$1,101	$2,970	$3,216
Originations	13,145	18,320	31,322
Net sales	(13,793)	(20,189)	(31,568)
Ending balance	$453	$1,101	$2,970
Held for investment:			
Beginning balance	$985,830	$950,992	$924,777
Originations and purchases	210,984	239,336	260,715
Repayments/payoffs	(223,616)	(204,498)	(234,500)
Ending balance	$973,198	$985,830	$950,992

The Bank originates residential mortgage loans that are to be held in the Bank's loan portfolio as well as loans that are intended for sale in the secondary market. Loans sold in the secondary market are primarily sold to investors with which the Bank maintains a correspondent relationship. These loans are made in conformity with standard underwriting criteria to assure maximum eligibility for possible resale in the secondary market, and are approved either by the Bank's underwriter or the correspondent's underwriter. Loans considered for the Bank's portfolio are approved by the Bank's loan committee. Meetings of the loan committee are open to attendance by any member of the Bank's Board of Directors who wishes to attend. The loan committee reports to and consults with the Board of Directors in interpreting and applying the Bank's lending policy. Single loans greater than $2,000,000, or loans to one borrower aggregating more than $4,000,000, up to $19,934,000 (the maximum amount of a loan to one borrower as of December 31, 2008), must also have Board of Directors' approval.

Loans that are sold are typically long-term (15 or more years) loans with fixed interest rates eligible for resale in the secondary market. Loans retained for Bancorp's portfolio typically include construction loans, commercial loans and loans that periodically reprice or mature prior to the end of an amortized term. Loans are generally sold with servicing released. However, as of December 31, 2008, the Bank was servicing $501,000 in loans for Federal Home Loan Mortgage Corporation ("FHLMC") and $77,116,000 in loans for other investors.

The following table contains information, as of December 31, 2008, on the percentage of fixed-rate single-family loans serviced for others by the Bank, by interest rate category.

Interest rate range	Percentage of Portfolio
Less than 5.00%	59.2%
5.01 – 6.00%	0.0%
6.01 – 7.00%	19.4%
7.01 – 8.00%	18.5%
Over 8.00%	2.9%
	100.0%

The Bank's mortgage loan approval process is intended to assess the borrower's ability to repay the loan, the viability of the loan, and the adequacy of the value of the property that will secure the loan. The authority of the loan committee to approve loans is established by the Board of Directors and currently is commensurate with the Bank's limitation on loans to one borrower. The Bank's maximum amount of loans to one borrower currently is equal to 15% of the Bank's unimpaired capital, or $19,934,000 as of December 31, 2008. Loans greater than this amount require participation by one or more additional lenders. Letters of credit are subject to the same limitations as direct loans. The Bank utilizes independent qualified appraisers approved by the Board of Directors to appraise the properties securing its loans and requires title insurance or title opinions so as to insure that the Bank has a valid lien on the mortgaged real estate. The Bank requires borrowers to maintain fire and casualty insurance on its secured properties.

The procedure for approval of construction loans is the same for residential mortgage loans, except that the appraiser evaluates the building plans, construction specifications, and estimates of construction costs. The Bank also evaluates the feasibility of the proposed construction project and the experience and track record of the developer. In addition, all construction loans generally require a commitment from a third-party lender or from the Bank for a permanent long-term loan to replace the construction loan upon completion of construction.

Commercial Real Estate Loans

At December 31, 2008, Bancorp's commercial real estate loan portfolio totaled $214,209,000, or 22.0% of Bancorp's loan portfolio. All of Bancorp's commercial loans are secured by improved property such as office buildings, retail strip shopping centers, industrial condominium units and other small businesses most of which are located in the Bank's primary lending area. The largest commercial real estate loan outstanding at December 31, 2008 was a $7,158,000 loan secured by an office building in Annapolis, Maryland. This loan has consistently performed in accordance with the terms of the debt instrument.

Loans secured by commercial real estate properties generally involve a greater degree of risk than residential mortgage loans. Because payments on loans secured by commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of these loans may be subject to a greater extent to adverse conditions in the real estate market or the economy.

Construction Loans

The Bank originates loans to finance the construction of one-to-four family dwellings, and to a lesser extent, commercial real estate. It also originates loans for the acquisition and development of unimproved property to be used for residential and/or commercial purposes in cases where the Bank is to provide the construction funds to improve the properties. As of December 31, 2008, Bancorp had 346 construction loans outstanding in the gross aggregate amount of $242,359,000, representing 24.9% of its loan portfolio, of which $57,940,000 was unadvanced.

Construction loan amounts are based on the appraised value of the property and, for builder loans, a feasibility study as to the potential marketability and profitability of the project. Construction loans generally have terms of up to one year, with reasonable extensions as needed, and typically have interest rates that float monthly at margins ranging from the prime rate to 1 percent above the prime rate. In addition to builders' projects, the Bank finances the construction of single family, owner-occupied houses where qualified contractors are involved and on the basis of strict written underwriting and construction loan guidelines. Construction loans are structured either to be converted to permanent loans with the Bank upon the expiration of the construction phase or to be paid off by financing from another financial institution.

Construction loans afford the Bank the opportunity to increase the interest rate sensitivity of its loan portfolio and to receive yields higher than those obtainable on loans secured by existing residential properties. These higher yields correspond to the higher risks associated with construction lending. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of the project under construction that is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to value accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the ultimate success of the project rather than the ability of the borrower or guarantor to repay principal and interest. If the Bank is forced to foreclose on a project prior to or at completion, due to a default, there can be no assurance that the Bank will be able to recover all of the unpaid balance of the loan as well as related foreclosure and holding costs. In addition, the Bank may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time. The Bank has attempted to address these risks through its underwriting procedures and its limited amount of construction lending on multi-family and commercial real estate properties.

It is the policy of the Bank to conduct physical inspections of each property secured by a construction or rehabilitation loan for the purpose of reporting upon the progress of the construction of improvements. These inspections, referred to as "construction draw inspections," are to be performed at the time of a request for an advance of construction funds. If no construction advance has been requested, a fee inspector or senior officer of the institution makes an inspection of the subject property at least quarterly.

Multi-Family Lending

The Bank occasionally originates multi-family loans with terms up to 30 years, but with rate adjustments or balloon payments generally at three to five years. These loans are generally made in amounts up to 75% of the appraised value of the secured property. In making these loans, the Bank bases its underwriting decision primarily on the net operating income generated by the real estate to support the debt service, the financial resources and income level of the borrower, the borrower's experience in owning or managing similar property, the marketability of the property and the Bank's lending experience with the borrower. The Bank also typically receives a personal guarantee from the borrower. As of December 31, 2008, $11,143,000, or 1.1% of Bancorp's total loan portfolio, consisted of multi-family residential loans.

Land and Residential Building Lots

Land loans include loans to developers for the development of residential subdivisions and loans on unimproved lots primarily to individuals. At December 31, 2008, Bancorp had outstanding land and residential building lot loans totaling $87,246,000, or 9.0% of the total loan portfolio. The largest of these loans for $4,612,000, is secured by seven parcels in Severn, Maryland, and has performed in accordance with the terms of the debt instrument. Land development loans typically are short-term loans; the duration of these loans is typically not greater than three years. The interest rate on land loans is generally at least 1% or 2% over the prime rate. The loan-to-value ratio generally does not exceed 75%. Land and residential building lot loans typically are made to customers of the Bank and developers and contractors with whom the Bank has had previous lending experience. In addition to the customary requirements for these types of loans, the Bank may also require a satisfactory Phase I environmental study and feasibility study to determine the profit potential of the development.

Consumer and Other Loans

The Bank also offers other loans, primarily business and commercial loans. These are loans to businesses that are not secured by real estate although equipment, securities, or other collateral may secure them. They constitute a relatively small part of the Bank's business, and typically are offered to customers with long-standing relationships with the Bank. At December 31, 2008, $7,835,000, or 0.8%, of the loan portfolio consisted of business and commercial loans. In addition, $1,083,000, or 0.1% of the loan portfolio was in consumer loans.

Loan Portfolio Cash Flows

The following table sets forth the estimated maturity of Bancorp's loan portfolios by type of loan at December 31, 2008. The estimated maturity reflects contractual terms at December 31, 2008. Contractual principal repayments of loans do not necessarily reflect the actual term of the Bank's loan portfolios. The average life of mortgage loans is substantially less than their contractual terms because of loan prepayments and because of enforcement of "due on sale" clauses. The average life of mortgage loans tends to increase, however, when current mortgage loan rates substantially exceed rates on existing mortgage loans.

	Due Within one year or less	Due after 1 through 5 years	Due after 5 years	Total
		(dollars in thousands)		
One to four family residential	$42,063	$53,471	$317,851	$413,385
Multifamily	1,450	2,180	7,513	11,143
Commercial and industrial real estate	19,181	72,667	118,752	210,600
Construction and land acquisition and development loans	192,864	49,495	-	242,359
Land	46,140	31,795	9,311	87,246
Commercial, non-real estate	4,088	1,538	2,209	7,835
Consumer	180	730	173	1,083
Total	$305,966	$211,876	$455,809	$973,651

The following table contains certain information as of December 31, 2008 relating to the loan portfolio of Bancorp with the dollar amounts of loans due after one year that have fixed and floating rates. All loans are shown maturing based upon contractual maturities and include scheduled payments but not possible prepayments.

	Fixed	Floating	Total
		(dollars in thousands)	
One to four family residential	$195,217	$176,105	$371,322
Multifamily	1,634	8,059	9,693
Commercial and industrial real estate	87,218	104,201	191,419
Construction and land acquisition and development loans	24,445	25,050	49,495
Land	25,309	15,797	41,106
Commercial, non-real estate	1,833	1,914	3,747
Consumer	866	37	903
Total	$336,522	$331,163	$667,685

Loans to One Borrower

Under regulatory guidelines, the aggregate amount of loans that the Bank may make to one borrower is 15% of the Bank's unimpaired capital and unimpaired surplus, which was $19,934,000 at December 31, 2008. The Bank's three largest loans at December 31, 2008 were a $7,158,000 loan secured by commercial property located in Annapolis, Maryland, a $7,000,000 line of credit secured by assignments of notes, Deeds of Trust, pledged stock and certificates of deposit, and a $6,818,000 loan secured by commercial property located in California, Maryland.

Origination and Purchase and Sale of Loans

The Bank originates residential loans in conformity with standard underwriting criteria to assure maximum eligibility for possible resale in the secondary market. Although the Bank has authority to lend anywhere in the United States, it has confined its loan origination activities primarily to the states of Maryland, Virginia and Delaware.

Loan originations are developed from a number of sources, primarily from referrals from real estate brokers, builders, and existing and walk-in customers. The Bank also utilizes the services of loan brokers in its market area. Loan brokers are paid on a commission basis (generally 1% of the loan amount) for loans brokered to the Bank.

The Bank's mortgage loan approval process is intended to assess the borrower's ability to repay the loan, the viability of the loan, and the adequacy of the value of the property that will secure the loan. The loan committee of the Bank can approve single residential and commercial loans up to $2,000,000, and loans that aggregate up to $4,000,000 to one borrower. Single loans greater than $2,000,000, or loans to one borrower aggregating more than $4,000,000, up to $19,934,000 (the maximum amount of a loan to one borrower as of December 31, 2008), must also have Board of Directors' approval. The Bank utilizes independent qualified appraisers approved by the Board of Directors to appraise the properties securing its loans and requires title insurance or title opinions so as to insure that the Bank has a valid lien on the mortgaged real estate. The Bank requires borrowers to maintain fire and casualty insurance on its secured properties.

The procedure for approval of construction loans is the same as for residential mortgage loans, except that the appraiser evaluates the building plans, construction specifications, and estimates of construction costs. The Bank also evaluates the feasibility of the proposed construction project and the experience and track record of the developer. In addition, all construction loans generally require a commitment from a third-party lender or from the Bank for a permanent long-term loan to replace the construction loan upon completion of construction.

Consumer loans are underwritten on the basis of the borrower's credit history and an analysis of the borrower's income and expenses, ability to repay the loan, and the value of the collateral, if any.

Currently, it is the Bank's policy to originate both fixed-rate and adjustable-rate loans. The Bank is currently active in the secondary market and sells a portion of its fixed-rate loans.

Interest Rates, Points and Fees

The Bank realizes interest, point, and fee income from its lending activities. The Bank also realizes income from commitment fees for making commitments to originate loans, and from prepayment and late charges, loan fees, application fees, and fees for other miscellaneous services.

The Bank accounts for loan origination fees in accordance with the Statement of Financial Accounting Standards ("SFAS") on Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans ("SFAS No. 91") issued by the Financial Accounting Standards Board (the "FASB"). SFAS No. 91 prohibits the immediate recognition of loan origination fees as revenues and requires that such income (net of certain direct loan origination costs) for each loan be amortized, generally by the interest method, over the estimated life of the loan as an adjustment of yield. The Bank also realizes income from gains on sales of loans, and servicing released fees for loans sold with servicing released.

Delinquency and Classified Assets

Delinquencies

The Board of Directors reviews delinquencies on all loans monthly. The Bancorp's collection procedures include sending a past due notice to the borrower on the 17th day of nonpayment, making telephone contact with the borrower between 20 and 30 days after nonpayment, and sending a letter after the 30th day of nonpayment. A notice of intent to foreclose is sent between 60 and 90 days after delinquency. When the borrower is contacted, the Bancorp attempts to obtain full payment of the past due amount. However, Bancorp generally will seek to reach agreement with the borrower on a payment plan to avoid foreclosure. In calculating Bancorp's allowance for loan losses, management stratifies its loan portfolio into three distinct groups.

The first group is made up of impaired loans as determined using SFAS 114. Loans are classified as impaired if they meet either of the following two criteria:

- Loans that are 90 days or more in arrears (non-accrual loans); or
- Loans that are deemed impaired when, based on current information and events, it is probable that a borrower will be unable to collect all amounts due according to the contractual terms of the loan agreement (as per SFAS 114).

Impaired loans are individually analyzed to determine if a specific reserve is required. Management uses the current appraisals of the underlying collateral to determine if a specific reserve is necessary to reduce the loan's carrying value down to the current fair market value of the underlying collateral. In addition, management, as appropriate, measures impairment based on the present value of expected future cash flows of the loan for loans that are not solely collateral dependent.

The second group contains any loans that management deems "problem loans" that are not included in the impaired loan group. These loans have a general reserve placed on them based on several factors, including the inherent risk of the loan, current market conditions, the risk rating assigned to the loan and the historical performance of similar loans.

Management considers all loans with an internal risk rating of 6 or higher that are not included in impaired loans as problem loans. The general reserves in this group range from 2% to 8% primarily due to management's assessment of historical performance of similar loans and to current market conditions.

The third group is made up of all remaining loans, which are the loans performing as agreed upon in the underlying loan agreement. These loans have a general reserve placed on them based on the inherent risk of the loan, current market conditions, and the historical performance of similar loans. The general reserves in this group are approximately 1% primarily due to the loan type and management's assessment of historical performance of similar loans and to current market conditions.

The Bank discontinues the accrual of interest on loans 90 days or more past due, at which time all previously accrued but uncollected interest is deducted from income. As of the most recent reported period, $4,430,000 in interest income would have been recorded for the year ended December 31, 2008 if the loans had been current in accordance with their original terms and had been outstanding throughout the year ended December 31, 2008 or since their origination (if held for only part of the fiscal year). For the year ended December 31, 2008, $2,045,000 in interest income on such loans was actually included in net income. The following table sets forth information as to non-accrual loans and other non performing assets.

	At December 31,				
	2008	2007	2006	2005	2004
	(dollars in thousands)				
Loans accounted for on a non-accrual basis:					
Mortgage loans:					
One-to-four family real estate	$35,829	$4,992	$3,487	$1,693	$915
Home equity lines of credit	189	-	-	-	-
Commercial	3,047	336	98	-	-
Land	15,721	2,372	2,342	-	24
Non-mortgage loans:					
Consumer	9	-	-	-	-
Commercial loans	-	-	-	-	-
Total non-accrual loans	$54,795	$7,700	$5,927	$1,693	$939
Accruing loans greater than 90 days past due	$-	$ -	$ -	$ -	$-
Foreclosed real-estate	$6,317	$2,993	$ 970	$ -	$-
Total non-performing assets	$61,112	$10,693	$6,897	$1,693	$939
Total non-accrual loans to net loans	6.1%	0.9%	0.7%	0.2%	0.1%
Allowance for loan losses to total non-performing loans, including loans contractually past due 90 days or more	27.0%	140.0%	152.3%	443.3%	632.1%
Total non-accrual and accruing loans greater than 90 days past due to total assets	5.5%	0.8%	0.7%	0.2%	0.1%
Total non-performing assets to total assets	6.2%	1.1%	0.8%	0.2%	0.1%

Included in non-accrual one-to-four family loans at December 31, 2008 were 46 loans totaling $18,811,000 to consumers and 39 loans totaling $17,018,000 to builders. Included in non-accrual land loans at December 31, 2008 were 27 loans totaling $11,769,000 to consumers and 6 loans totaling $3,952,000 to builders.

Classified Assets and Allowance for Loan Losses

Federal regulations provide for the classification of loans and other assets, such as debt and equity securities, considered by the OTS to be of lesser quality, as "substandard," "doubtful" or "loss assets." An asset is considered substandard if the paying capacity and net worth of the obligor or the collateral pledged, if any, inadequately protects it. Substandard assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions, and values. Assets classified as loss assets are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not currently expose the insured institution to a sufficient degree of risk to warrant classification in one of these categories but possess credit deficiencies or potential weakness are required to be designated special mention by management.

When an insured institution classifies problem assets as either substandard or doubtful, it is required to establish general allowances for losses in an amount deemed prudent by management. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as loss assets, it is required either to establish a specific allowance for losses equal to the full amount of the asset so classified or to charge-off such amount. An institution's determination as to the classification of its assets is subject to scrutiny by the OTS, which can require the establishment of additional general or specific loss allowances. The Bank reviews monthly the assets in its portfolio to determine whether any assets require classification in accordance with applicable regulations.

Total classified loans as of December 31, 2008 were $83,964,000. The allowance for loan losses as of December 31, 2008 was $14,813,000, which was 1.6% of gross loans receivable and 27.0% of total non-performing loans.

[see table on following page]

The following table summarizes the allocation of the allowance for loan losses by loan type and the percent of loans in each category compared to total loans at the dates indicated:

	2008		2007		2006		2005		2004	
	Allowance Amount	Percentage of Loans in each Category to Total Loans	Allowance Amount	Percentage of Loans in each Category to Total Loans	Allowance Amount	Percentage of Loans in each Category to Total Loans	Allowance Amount	Percentage of Loans in each Category to Total Loans	Allowance Amount	Percentage of Loans in each Category to Total Loans
					(dollars in thousands)					
One to four family residential	$5,765	42.46%	$3,378	40.73%	$2,202	32.41%	$1,706	29.74%	$2,000	30.20%
Multifamily	42	1.14%	35	0.76%	33	0.57%	67	0.49%	20	0.34%
Commercial and industrial real estate	3,080	21.63%	3,332	22.41%	2,512	20.45%	1,965	17.73%	1,009	16.17%
Construction and land acquisition and development loans	2,559	24.89%	1,849	24.29%	2,253	35.44%	2,684	42.07%	2,577	43.42%
Land	3,286	8.96%	2,027	10.72%	1,731	10.10%	882	8.78%	251	8.54%
Commercial, non-real estate	77	0.80%	150	0.83%	288	0.87%	193	1.00%	70	1.18%
Other	4	0.12%	10	0.26%	7	0.16%	8	0.19%	8	0.15%
Total	$14,813	100.00%	$10,781	100.00%	$9,026	100.00%	$7,505	100.00%	$5,935	100.00%

The following table contains information with respect to Bancorp's allowance for loan losses for the periods indicated:

	At or for the Year Ended December 31				
	2008	2007	2006	2005	2004
	(dollars in thousands)				
Average loans outstanding, net	$893,030	$858,305	$819,038	$738,028	$600,030
Total gross loans outstanding at end of period	$973,651	$986,931	$953,962	$927,993	$790,254
Total net loans outstanding at end of period	$896,459	$893,014	$835,477	$779,333	$656,967
Allowance balance at beginning of period	$10,781	$9,026	$7,505	$5,935	$4,832
Provision for loan losses	7,481	2,462	1,561	1,570	1,200
Actual charge-offs					
1-4 family residential real estate	2,571	270	-	-	97
Other	878	449	40	-	-
Total charge-offs	3,449	719	40	-	97
Recoveries					
Total recoveries	-	12	-	-	-
Net charge offs	3,449	707	40	-	97
Allowance balance at end of period	$14,813	$10,781	$9,026	$7,505	$5,935
Net charge offs as a percent of average loans	0.39%	0.08%	0.00%	0.00%	0.02%
Allowance for loan losses to total gross loans at end of period	1.52%	1.09%	0.95%	0.81%	0.75%
Allowance for loan losses to net loans at end of period	1.65%	1.21%	1.08%	0.96%	0.90%

Investment Activities

Federal thrift institutions, such as the Bank, have authority to invest in various types of liquid assets, including United States Treasury obligations and securities of various federal agencies, certificates of deposit at insured banks, bankers' acceptances and federal funds. As a member of the FHLB System, the Bank must maintain minimum levels of liquid assets specified by the OTS, which vary from time to time. Subject to various regulatory restrictions, federal thrift institutions may also invest a portion of their assets in certain commercial paper, corporate debt securities and mutual funds whose assets conform to the investments that a federal thrift institution is authorized to make directly.

The carrying amounts of the Bank's investment securities held to maturity, as of the dates indicated are presented in the following table:

	At December 31,		
	2008	2007	2006
	(dollars in thousands)		
FHLB notes	$-	$1,000	$5,000
Mortgage-backed securities	1,345	1,383	2,271
Total Investment Securities Held to Maturity	$1,345	$2,383	$7,271

Investment Scheduled Maturity Table

As of December 31, 2008

	One Year or Less		More than One to Five Years		More than Five to Ten Years		More than Ten Years		Total Investment Securities		
	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Fair Value
	(dollars in thousands)										
Mortgage-backed securities	$-	-	$-	-	$-	-	$1,345	5.58%	$1,345	5.58%	$1,329

Deposits

Deposits are attracted principally from within the Bank's primary market areas through the offering of a variety of deposit instruments, including passbook and statement accounts and certificates of deposit ranging in terms from three months to five years. Deposit account terms vary, principally on the basis of the minimum balance required, the time periods the funds must remain on deposit and the interest rate. The Bank also offers individual retirement accounts.

The Bank's policies are designed primarily to attract deposits from local residents rather than to solicit deposits from areas outside the Bank's primary markets. Interest rates paid, maturity terms, service fees and withdrawal penalties are established by the Bank on a periodic basis. Determination of rates and terms are predicated upon funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

Deposits in the Bank as of December 31, 2008, 2007 and 2006 consisted of savings programs described below:

	2008	2007	2006
	(dollars in thousands)		
NOW accounts	$12,813	$11,152	$9,314
Money market accounts	44,012	87,688	89,120
Passbooks	53,319	14,891	18,526
Certificates of deposit	554,747	523,698	490,865
Non-interest bearing accounts	18,975	15,344	18,699
Total deposits	$683,866	$652,773	$626,524

The following table contains information pertaining to the certificates of deposit held by the Bank in excess of $100,000 as of December 31, 2008.

Time Remaining Until Maturity	Jumbo Certificates of Deposit (dollars in thousands)
Less than three months	$46,891
3 months to 6 months	57,719
6 months to 12 months	84,943
Greater than 12 months	42,106
Total	$231,659

Liquidity and Asset/Liability Management

Two major objectives of asset and liability management are to maintain adequate liquidity and to control the interest sensitivity of the balance sheet.

Liquidity is the measure of a company's ability to maintain sufficient cash flow to fund operations and to meet financial obligations to depositors and borrowers. Liquidity is provided by the ability to attract and retain deposits and by principal and interest payments on loans and maturing securities in the investment portfolio. A strong core deposit base, supplemented by other deposits of varying maturities and rates, contributes to the Bank's liquidity.

Management believes that funds available through short-term borrowings and asset maturities are considered adequate to meet all anticipated needs, and management is continually monitoring the Bank's liquidity position to meet projected needs.

Interest rate sensitivity is maintaining the ability to reprice interest earning assets and interest bearing liabilities in relationship to changes in the general level of interest rates. Management attributes interest rate sensitivity to a steady net interest margin through all phases of interest rate cycles. Management attempts to make the necessary adjustments to constrain adverse swings in net interest income resulting from interest rate movements through gap analysis and income simulation modeling techniques.

Short Term Borrowings

The Bank has an available line of credit, secured by various loans in its portfolio, in the amount of thirty percent (30%) of its total assets, with the FHLB-Atlanta. As of December 31, 2008, the total available line of credit with the FHLB-Atlanta for short term and long-term borrowings was $303,971,000. The Bank, from time to time, utilizes the line of credit when interest rates are more favorable than obtaining deposits from the public. The following table sets forth short-term borrowings with the FHLB-Atlanta, with original maturities of one year or less.

	Years ended December 31,		
	2008	2007	2006
	(dollars in thousands)		
Short term borrowings			
Average balance outstanding during the period	$1,667	$10,417	$8,250
Maximum amount outstanding at any month-end during the period	10,000	25,000	26,000
Weighted average interest rate during the period	3.74%	4.68%	5.31%
Total short term borrowings at period end	-	15,000	18,000
Weighted average interest rate at period end	-	4.40%	5.41%

Employees

As of December 31, 2008, Bancorp and its subsidiaries had approximately 106 full-time equivalent employees. Bancorp's employees are not represented by any collective bargaining group, and management considers its relations with its employees to be excellent.

Hyatt Commercial

Hyatt Commercial is a real estate brokerage company specializing in commercial real estate sales, leasing and property management.

SBI Mortgage Company

SBI is a subsidiary of Bancorp that has engaged in the origination of mortgages not suitable for the Bank. It owns subsidiary companies that purchase real estate for investment purposes. As of December 31, 2008, SBI had $2,664,000 in outstanding mortgage loans and it had $468,000 invested in subsidiaries, which funds were held in cash, pending potential acquisition of investment real estate.

Crownsville Development Corporation

Crownsville, which is doing business as Annapolis Equity Group, is a subsidiary of SBI and is engaged in the business of acquiring real estate for investment and syndication purposes.

HS West, LLC

HS West, LLC ("HS") is a subsidiary of the Bank, and constructed a building in Annapolis, Maryland that serves as Bancorp's and the Bank's administrative headquarters. A branch office of the Bank is also located in the building. In addition, HS leases space to four unrelated companies and to a law firm of which the President of Bancorp and the Bank is a partner.

Homeowners Title and Escrow Corporation

Homeowners Title and Escrow Corporation, is a subsidiary of the Bank, and was engaged in the business of conducting loan settlements for the Bank. During 2008, Homeowners Title and Escrow Corporation ceased operations.

Regulation

The financial services industry in the Bank's market area is highly competitive, including competition from commercial banks, savings banks, credit unions, finance companies and non-bank providers of financial services. Several of the Bank's competitors have legal lending limits that exceed that of the Bank's, as well as funding sources in the capital markets that exceeds the Bank's availability. The increased competition has resulted from a changing legal and regulatory climate, as well as from the economic climate.

General

Savings and loan holding companies and savings associations are extensively regulated under both federal and state law. This regulation is intended primarily to protect depositors and the Deposit Insurance Fund ("DIF"), and not the stockholders of Bancorp. The summary below describes briefly the regulation that is applicable to Bancorp and the Bank, does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

Regulation of Bancorp

General. As a unitary savings and loan holding company, Bancorp is required to register and file reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over Bancorp and its subsidiaries, which also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association.

Activities Restriction Test. As a unitary savings and loan holding company, Bancorp generally is not subject to activity restrictions, provided the Bank satisfies the Qualified Thrift Lender ("QTL") test. The termination of the "unitary thrift holding company exemption" in 1999 did not affect Bancorp because Bancorp was grandfathered under the law. Under certain circumstances, Bancorp could lose its grandfathered status. If the Bank failed to meet the QTL test, then Bancorp would become subject to the activities restrictions applicable to multiple savings and loan holding companies and, unless the Bank qualified as a QTL within one year thereafter, Bancorp would be required to register as, and would become subject to the restrictions applicable to, a bank holding company. Additionally, if Bancorp were to acquire control of another savings association, either through merger or other combination with the Bank or other than in a supervisory acquisition where the acquired association also met the QTL test, Bancorp would thereupon become a multiple savings and loan holding company and would thereafter be subject to further restrictions on its activities. Bancorp presently intends to continue to operate as a unitary savings and loan holding company.

Restrictions on Acquisitions. Except under limited circumstances, savings and loan holding companies, such as Bancorp, are prohibited from acquiring, without prior approval of the OTS, (i) more than 5% of the voting shares of a savings association or a holding company which is not a subsidiary thereof or (ii) acquiring control of an uninsured institution, or retaining, for more than one year after the date of any savings association becomes uninsured, control of such association. In evaluating proposed acquisitions of savings institutions by holding companies, the OTS considers the financial and managerial resources and future prospects of the holding company and the target institution, the effect of the acquisition on the risk to the DIF, the convenience and the needs of the community and competitive factors.

No director or officer of a savings and loan holding company or person owning or controlling by proxy or otherwise more than 25% of such company's stock, may acquire control of any savings association, other than a subsidiary savings association, or of any other savings and loan holding company, without written approval of the OTS. Certain individuals, including Alan J. Hyatt, Louis Hyatt, and Melvin Hyatt, and their respective spouses ("Applicants"), filed an Application for Notice of Change In Control ("Notice") in April 2001 pursuant to 12 CFR Section 574.3(b). The Notice called for the Applicants to acquire up to 32.32% of Bancorp's issued and outstanding shares of stock of Bancorp by April 16, 2002. The OTS approved requests by the Applicants to extend the time to consummate such acquisition of shares to December 12, 2009.. The Applicants currently own approximately 29.35% of the total outstanding shares of Bancorp as of December 31, 2008.

The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Federal Securities Law. Bancorp's securities are registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. As such, Bancorp is subject to the information, proxy solicitation, insider trading, and other requirements and restrictions of the Securities Exchange Act of 1934.

Financial Services Modernization Legislation. In November 1999, the Gramm-Leach-Bliley Act of 1999 ("GLBA") was enacted. The GLBA generally permits banks, other depository institutions, insurance companies and securities firms to enter into combinations that result in a single financial services organization to offer customers a wider array of financial services and products so long as they do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

The GLBA may have the result of increasing the amount of competition that Bancorp and the Bank face from larger institutions and other types of companies offering financial products, many of which may have substantially more financial resources than Bancorp and the Bank.

Troubled Assets Relief Program. During the fourth quarter of 2008, the U.S. Department of the Treasury (the "Treasury") instituted the Troubled Assets Relief Program (the "TARP") pursuant to the Emergency Economic Stabilization Act of 2008 (the "EESA") in an effort to stabilize the nation's capital markets. To carry out the TARP, the Treasury established the Capital Purchase Program (the "CPP") which financial institutions may participate in on a voluntary basis.

Bancorp elected to participate in the CPP and entered into agreements to sell certain securities to the Treasury on November 21, 2008 (the "CPP Agreements"). As a result of, and condition to, the CPP Agreements, Bancorp will be subject to certain restrictions, requirements and limitations related to executive compensation (which are generally applicable to the CEO, CFO and three next most highly compensated executive officers of Bancorp), dividend payments and stock repurchase activities.

Maryland Corporation Law. Bancorp is incorporated under the laws of the State of Maryland, and is therefore subject to regulation by the state of Maryland. The rights of Bancorp's stockholders are governed by the Maryland General Corporation Law.

Regulation of the Bank

General. As a federally chartered, DIF-insured savings association, the Bank is subject to extensive regulation by the OTS and the FDIC. Lending activities and other investments of the Bank must comply with various statutory and regulatory requirements. The Bank is also subject to certain reserve requirements promulgated by the FRB. The OTS, in conjunction with the FDIC, regularly examines the Bank and prepares reports for the consideration of the Bank's Board of Directors on any deficiencies found in the operations of the Bank. The relationship between the Bank and depositors and borrowers is also regulated by federal and state laws, especially in such matters as the ownership of savings accounts and the form and content of mortgage documents utilized by the Bank.

The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. Any change in such regulations, whether by the OTS, the FDIC, the FRB or the Congress could have a material adverse impact on Bancorp, the Bank, and their operations.

Regulatory Capital Requirements. OTS regulations require that the Bank meet three minimum requirement standards including: (i) tangible capital equal to at least 1.5% of adjusted total assets; (ii) a leverage ratio consisting of Tier I or "core" capital equal to at least 4% (or 3%, if the Bank is rated 1 CAMELS under the OTS examination rating system) of adjusted total assets; and (iii) risk-based capital equal to at least 8% of total risk-weighted assets.

Tier I, or core capital is defined as common stockholder's equity, non-cumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of consolidated subsidiaries and certain non-withdrawable accounts or pledged deposits. Tier I (Core) capital is generally reduced by the amount of the saving's institution's intangible assets. Limited exceptions to the deduction of intangible assets exist for certain mortgage servicing rights and credit card relationships and qualifying supervisory goodwill. In December of 2008, federal banking and thrift regulatory agencies approved a final rule permitting a banking institution to reduce the amount of goodwill that it must deduct from Tier I capital by the amount of any associated deferred tax liability.

Tangible capital is generally defined the same as core capital but does not include an exception for qualifying supervisory goodwill and is reduced by the amount of all the savings association's intangible assets with only a limited exception for certain mortgage servicing rights. Both core and tangible capital are further reduced by an amount equal to a savings institution's debt and equity investments in subsidiaries engaged in activities not permissible for national banks (other than subsidiaries engaged in activities undertaken as agent for customers or in mortgage banking activities and subsidiary depository institutions or their holding companies). Investments in and extensions of credit to such subsidiaries are required to be fully netted against tangible and core capital. At December 31, 2008, the Bank had no such investments.

Total capital equals the sum of Tier I (Core) capital and supplementary capital, to the extent that supplementary capital does not exceed Tier I (Core) capital. Supplementary capital includes, among other items, cumulative perpetual preferred stock, perpetual subordinate debt, mandatory convertible subordinate debt, intermediate-term preferred stock, the portion of allowance for loan losses not designated for specific loan losses (up to 1.25% of risk-weighted assets) and up to 45% of unrealized gains on equity securities. For purposes of determining total capital, a savings institution's assets are reduced by the amount of capital instruments held by other depository institutions pursuant to reciprocal arrangements and by the amount of the institution's equity investments (other than those deducted from core and tangible capital) and its high loan-to-value ratio land loans and non-residential construction loans.

A savings institution's risk based capital requirement is measured against risk-weighted assets, which equal the sum of each on-balance sheet asset and the credit-equivalent amount of each off-balance-sheet item after being multiplied by an assigned risk weight. These risk weights range from 0% for cash to 100% for delinquent loans, property acquired through foreclosure, commercial loans, and certain other assets.

As shown below, the Bank's regulatory capital exceeded all minimum regulatory capital requirements applicable to it as of December 31, 2008.

	Amount	Actual %	Required For Capital Adequacy Purposes Amount	%	Required To Be Well Capitalized Under Prompt Corrective Action Provisions Amount	%
			(dollars in thousands)			
December 31, 2008						
Tangible (1)	$132,890	13.5%	$14,743	1.50%	N/A	N/A
Tier I capital (2)	132,890	16.9%	N/A	N/A	$47,047	6.00%
Core (1)	132,890	13.5%	39,314	4.00%	49,142	5.00%
Total (2)	142,199	18.1%	62,730	8.00%	78,412	10.00%
December 31, 2007						
Tangible (1)	$107,734	11.3%	$14,321	1.50%	N/A	N/A
Tier I capital (2)	107,734	13.7%	N/A	N/A	$47,144	6.00%
Core (1)	107,734	11.3%	38,190	4.00%	47,737	5.00%
Total (2)	117,205	14.9%	62,859	8.00%	78,573	10.00%

(1) To adjusted total assets.
(2) To risk-weighted assets.

Enforcement. The OTS has primary enforcement responsibility over federal savings institutions and has the authority to bring enforcement action against all "institution-affiliated parties," including stockholders, attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement actions by the OTS may range from issuance of a capital directive or cease and desist order, to removal of officers or directors of the institution and the appointment of a receiver or conservator. The FDIC also has the authority to terminate deposit insurance or recommend to the director of the OTS that enforcement action be taken with respect to a particular savings institution. If action is not taken by the director of the OTS, the FDIC has authority to take action under specific circumstances.

Safety and Soundness Standards. Federal law requires each federal banking agency, including the OTS, to prescribe to certain standards relating to internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines further provide that savings institutions should maintain safeguards to prevent the payment of compensation, fees and benefits that are excessive or that could lead to material financial loss, and should take into account factors such as comparable compensation practices at comparable institutions. If the OTS determines that a savings institution is not in compliance with the safety and soundness guidelines, it may require the institution to submit an acceptable plan to achieve compliance with the guidelines. A savings institution must submit an acceptable compliance plan to the OTS within 30 days of receipt of a request for such a plan. Failure to submit or implement a compliance plan may subject the institution to regulatory sanctions.

Prompt Corrective Action. Under the prompt corrective action regulations, the OTS is required and authorized to take supervisory actions against undercapitalized savings associations. The risk-based capital, leverage capital, and tangible capital ratios are used to determine an institution's capital classification. For this purpose, a savings association is placed into one of the following five categories dependent on their respective capital ratios:

- "well capitalized" (at least 5% leverage capital, 6% Tier I risk-based capital and 10% total risk-based capital);
- "adequately capitalized" (at least 4% leverage capital, 4% Tier I risk-based capital and 8% total risk-based capital);
- "undercapitalized" (less than 4% leverage capital, 4% Tier I risk-based capital or 8% total risk-based capital);

- "significantly undercapitalized" (less than 3% leverage capital, 3% Tier I risk-based capital or 6% total risk-based capital); and
- "critically undercapitalized" (less than 2% tangible capital).

Generally, the banking regulator is required to appoint a receiver or conservator for an institution that is "critically undercapitalized". The regulation also provides that a capital restoration plan must be filed with the OTS within 45 days of the date an institution receives notice that it is "undercapitalized", "significantly undercapitalized" or "critically undercapitalized". In addition, numerous mandatory supervisory actions become immediately applicable to the institution, including, but not limited to, restrictions on growth, investment activities, payment of dividends and other capital distributions, and affiliate transactions. The OTS may also take any one of a number of discretionary supervisory actions against the undercapitalized institutions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

As of December 31, 2008, the Bank met the capital requirements of a "well capitalized" institution under applicable OTS regulations.

Premiums for Deposit Insurance. The Bank's deposits are insured up to applicable limits by the DIF of the FDIC.

The FDIC regulations assess insurance premiums based on an institution's risk. Under this assessment system, the FDIC evaluates the risk of each financial institution based on its supervisory rating, financial ratios, and long-term debt issuer rating. In 2008, the assessment ranged from 5 to 43 basis points of an institution's deposits, depending on its risk category.

Federal law requires the FDIC to establish a deposit reserve ratio for the deposit fund of between 1.15% and 1.50% of estimated insured deposits. Due to several bank failures in 2008, the current FDIC ratio has fallen below the statutory minimum and was 1.01% as of June 30, 2008. As required by law, the FDIC adopted a restoration plan in October of 2008 that would increase the deposit reserve ratio to the 1.15% threshold within five years. On February 27, 2009, the FDIC took action to extend the restoration plan horizon to seven years.

On December 16, 2008, the FDIC adopted a final rule increasing risk-based assessment rates uniformly by 7 basis points. Under this rule, FDIC assessments will range from 12 to 50 basis points of assessable deposits during the first quarter of 2009 with the expectation that most institutions would be charged between 12 and 14 basis points.

The amended restoration plan was accompanied by a final rule that sets assessment rates and makes adjustments that improve how the assessment system differentiates for risk. Under the final rule, banks in the best risk category will pay initial base rates ranging from 12 to 16 cents per $100 on an annual basis, beginning on April 1, 2009.

The FDIC also adopted an interim rule imposing a 20 basis point emergency special assessment on the industry on June 30, 2009. The assessment is to be collected on September 30, 2009. The interim rule would also permit the FDIC to impose an emergency special assessment after June 30, 2009, of up to 10 basis points if necessary to maintain public confidence in federal deposit insurance.

In response to the economic turbulence of 2008, deposit insurance per account has been raised to $250,000 of all types of accounts until January 1, 2010. Further, the FDIC has adopted a Temporary Liquidity Guarantee Program pursuant to which, for a fee, non-interest bearing transaction accounts would be insured without limit through December 31, 2009 and certain unsecured debt issued by institutions and their holding companies on or after October 14, 2008 through and including June 30, 2009 would be guaranteed by the FDIC through June 30, 2012.

The FDIC is authorized to terminate a depository institution's deposit insurance upon a finding by the FDIC that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution's regulatory agency. The termination of deposit insurance for the Bank could have a material adverse effect on Bancorp's earnings, depending on the collective size of the particular institutions involved.

All FDIC-insured depository institutions must pay an annual assessment to provide funds for the payment of interest on bonds issued by the Financing Corporation, a federal corporation chartered under the authority of the Federal Housing Finance Board. The bonds, commonly referred to as Financing Corporation ("FICO") bonds, were issued to capitalize the Federal Savings and Loan Insurance Corporation. The annual FICO assessment rate as of the first quarter of 2009 is 1.14 basis points (i.e. $0.0114 for every $100 of assessable deposits). The FICO assessments are adjusted quarterly to reflect changes in the assessment bases of the FDIC's insurance funds and do not vary depending on a depository institution's capitalization or supervisory evaluations.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses of the Bank.

Privacy. Federal banking rules limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. Pursuant to these rules, financial institutions must provide:

- Initial and annual notices to customers about their privacy policies, describing the conditions under which they may disclose nonpublic personal information to nonaffiliated third parties and affiliates; and
- a reasonable method for customers to "opt out" of disclosures to nonaffiliated third parties.

Since the GLBA's enactment, a number of states have implemented their own versions of privacy laws. The Bank has implemented its privacy policies in accordance with applicable law.

Loans-to-One Borrower Limitations. With certain limited exceptions, the maximum amount that a savings association or a national bank may lend to any borrower (including certain related entities of the borrower) may not exceed 15% of the unimpaired capital and surplus of the institution, plus an additional 10% of unimpaired capital and surplus for loans fully secured by readily marketable collateral. Savings associations are additionally authorized to make loans to one borrower, for any purpose, in an amount not to exceed $500,000 or, by order of the Director of the OTS, in an amount not to exceed the lesser of $30,000,000 or 30% of unimpaired capital and surplus to develop residential housing, provided:

- the purchase price of each single-family dwelling in the development does not exceed $500,000;
- the savings association is in compliance with its fully phased-in capital requirements;
- the loans comply with applicable loan-to-value requirements; and
- the aggregate amount of loans made under this authority does not exceed 150% of unimpaired capital and surplus.

At December 31, 2008, the Bank's loans-to-one-borrower limit was $19,934,000 based upon the 15% of unimpaired capital and surplus measurement. At December 31, 2008, the Bank's two largest lending relationships had an outstanding balance of $7,158,000 secured by commercial property located in Annapolis, Maryland and a $7,000,000 loan consisting of a line of credit secured by assignments of notes, Deeds of Trust, pledged stock and certificates of deposit. The loans were performing in accordance with their terms.

Qualified Thrift Lender Test. Savings associations must meet a QTL test, which test may be met either by maintaining at least 65% of its portfolio assets in qualified thrift investments or meeting the definition of a "domestic building and loan association" as defined in the Code, in either case in at least nine of the most recent twelve month period. "Portfolio Assets" generally means total assets of a savings institution, less the sum of specified liquid assets up to 20% of total assets, goodwill and other intangible assets, and the value of property used in the conduct of the savings association's business. Qualified thrift investments are primarily residential mortgages and related investments, including certain mortgage-related securities. Associations that fail to meet the QTL test must either convert to a bank charter or operate under specified restrictions. As of December 31, 2008, the Bank was in compliance with its QTL requirement and met the definition of a domestic building and loan association.

Affiliate Transactions. Generally, transactions between a savings bank or its subsidiaries and its affiliates (i.e. companies that control the Bank or are under common control with the Bank) must be on terms favorable to the Bank as comparable transactions with non-affiliates. In addition, certain of these transactions are restricted to a percentage of the Bank's capital and are subject to specific collateral requirements.

The bank's authority to extend credit to executive officers, directors, trustees and 10% stockholders, as well as entities under such person's control, is currently governed by Section 22(g) and 22(h) of the Federal Reserve Act and Regulation O promulgated by the FRB. Among other things, these regulations generally require such loans to be made on terms substantially similar to those offered to unaffiliated individuals, place limits on the amounts of the loans the Bank may make to such persons based, in part, on the Bank's capital position, and require certain board of directors' approval procedures to be followed.

Capital Distribution Limitations. OTS regulations impose limitations upon all capital distributions by savings associations, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital.

The OTS regulations require a savings association to file an application for approval of a capital distribution if:

- the association is not eligible for expedited treatment of its filings with the OTS;
- the total amount of all of capital distributions, including the proposed capital distribution, for the applicable calendar year exceeds its net income for that year to date plus retained net income for the preceding two years;
- the association would not be at least adequately capitalized under the prompt corrective action regulations of the OTS following the distribution; or
- the proposed capital distribution would violate any applicable statute, regulation, or agreement between the savings association and the OTS, or the FDIC, or violate a condition imposed on the savings association in an OTS-approved application or notice.

In addition, a savings association must give the OTS notice of a capital distribution if the savings association is not required to file an application, but:

- would not be well capitalized under the prompt corrective action regulations of the OTS following the distribution;
- the proposed capital distribution would reduce the amount of or retire any part of the savings association's common or preferred stock or retire any part of debt instruments like notes or debentures included in capital, other than regular payments required under a debt instrument approved by the OTS; or
- the savings association is a subsidiary of a savings and loan holding company.

The OTS may prohibit a proposed capital distribution that would otherwise be permitted if the OTS determines that the distribution would constitute an unsafe or unsound practice. In addition, the Federal Deposit Insurance Act provides that an insured depository institution shall not make any capital distribution, if after making such distribution the institution would be undercapitalized.

Branching. Under OTS branching regulations, the Bank is generally authorized to open branches within or beyond the State of Maryland if the Bank (1) qualifies as a "domestic building and loan association" under the Code, which qualification requirements are similar to those for a Qualified Thrift Lender under the Home Owners' Loan Act, and (2) publishes public notice at least 30 days before opening a branch and no one opposes the branch. If a comment in opposition to a branch opening is filed and the OTS determines the comment to be relevant to the approval process standards, and to require action in response, the OTS may, among other things, require a branch application or elect to hold a meeting with the Bank and the person who submitted the comment. The OTS authority preempts any state law purporting to regulate branching by federal savings banks.

Community Reinvestment Act and the Fair Lending Laws. Savings associations have a responsibility under the Community Reinvestment Act and related regulations of the OTS to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An institution's failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in regulatory restrictions on its activities and the denial of applications. In addition, an institution's failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in the OTS, other federal regulatory agencies as well as the Department of Justice taking enforcement actions. Based on an examination conducted May 30, 2006, the Bank received a satisfactory rating.

Federal Home Loan Bank System. The Bank is a member of the FHLB-Atlanta. Among other benefits, each FHLB serves as a reserve or central bank for its members within its assigned region. Each FHLB is financed primarily from the sale of consolidated obligations of the FHLB system. Each FHLB makes available loans or advances to its members in compliance with the policies and procedures established by the Board of Directors of the individual FHLB.

Under the capital plan of the FHLB-Atlanta as of December 31, 2008, the Bank was required to own at least $8,693,600 of the capital stock of the FHLB-Atlanta. As of such date, the Bank owned $8,694,000 of the capital stock of the FHLB-Atlanta and was in compliance with the capital plan requirements.

Federal Reserve System. The FRB requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking, NOW, and Super NOW checking accounts) and non-personal time deposits. At December 31, 2008, the Bank was in compliance with these requirements.

Activities of Subsidiaries. A savings association seeking to establish a new subsidiary, acquire control of an existing company or conduct a new activity through a subsidiary must provide 30 days prior notice to the FDIC and the OTS and conduct any activities of the subsidiary in compliance with regulations and orders of the OTS. The OTS has the power to require a savings association to divest any subsidiary or terminate any activity conducted by a subsidiary that the OTS determines to pose a serious threat to the financial safety, soundness or stability of the savings association or to be otherwise inconsistent with sound banking practices.

Tying Arrangements. Federal savings associations are prohibited, subject to some exceptions, from extending credit to or offering any other services, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Item 1A. Risk Factors

Unless the context indicates otherwise, all references to "we," "us," "our" in this subsection "Risk Factors" refer to the Bancorp and its subsidiaries. You should carefully consider the risks and uncertainties described below as well as elsewhere in this Annual Report on Form 10-K. If any of the risks or uncertainties actually occurs, our business, financial condition or results of future operations could be materially adversely affected. The risks and uncertainties described in this Form 10-K are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks faced by us described below and elsewhere in this Annual Report on Form 10-K.

We may be adversely affected by changes in economic and political conditions and by governmental monetary and fiscal policies.

The thrift industry is affected, directly and indirectly, by local, domestic, and international economic and political conditions, and by governmental monetary and fiscal policies. Conditions such as inflation, recession, unemployment, volatile interest rates, tight money supply, real estate values, international conflicts and other factors beyond our control may adversely affect our potential profitability. Any future rises in interest rates, while increasing the income yield on our earning assets, may adversely affect loan demand and the cost of funds and, consequently, our profitability. Any future decreases in interest rates may adversely affect our profitability because such decreases may reduce the amounts that we may earn on our assets. Economic downturns have resulted and may continue to result in the delinquency of outstanding loans. We do not expect any one particular factor to materially affect our results of operations. However, downtrends in several areas, including real estate, construction and consumer spending, could have a material adverse impact on our ability to remain profitable. Further, there can be no assurance that the asset values of the loans included in our loan portfolio, or the value of properties and other collateral securing such loans, will remain at the levels existing on the dates of origination of such loans.

The changing economic environment poses significant challenges for the Company.

In 2007 and in 2008, negative developments in the financial services industry have resulted in uncertainty in the financial markets in general and a related general economic downturn globally, which have continued into 2009. In addition, as a consequence of the United States recession, business activity across a wide range of industries face serious difficulties due to the decline in the housing market, lack of consumer spending and the extreme lack of liquidity in the global credit markets. Unemployment has also increased significantly.

As a result of these financial economic crises, many lending institutions, including us, have experienced declines in the performance of their loans, including construction, land and residential building lots, multi-family, commercial and consumer loans. Moreover, competition among depository institutions for deposits and quality loans has increased significantly while the significant decline in economic growth has led to a slowdown in banking related activities. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial services industry.

As a result, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of many formal or informal enforcement actions or orders. The impact of new legislation in response to those developments may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance or our stock price.

We are operating in a challenging economic environment, including generally uncertain national and local market conditions. Negative market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provision for credit losses. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses and other factors, could have adverse effects on our borrowers, which could adversely affect our financial condition and results of operations. For instance, because payments on loans secured by commercial real estate properties are often dependent upon the successful operation of management of the properties, repayment of these loans are subject to adverse conditions in the economy. As consumer spending decreases, businesses located in commercial real estate property may close reducing the rental income of the Bank's borrower. The reduction in rental income may result in the borrower being unable to make payments on the loan. The deterioration in economic conditions could drive losses beyond that which is provided for in our allowance for loan losses and could result in the following:

- an increase in loan delinquencies, problem assets and foreclosures;
- a decline in demand for our products and services;
- a decrease in low cost or non-interest-bearing deposits; and
- a decline in the value of the collateral for our loans, which in turn may reduce customers' borrowing capacities, and reduce the value of assets and collateral supporting our existing loans.

During the past year, we have experienced an increase in non-performing loans. No assurance can be given that these conditions will improve in the near term or will not worsen. Moreover, such conditions may result in a further increase in loan delinquencies, causing a decrease in our interest income, and may continue to have an adverse impact on our loan loss experience, possibly requiring us to add to our allowance for loan losses. Until conditions improve, we expect our business, financial condition and results of operations to be adversely affected.

Changes in interest rates could adversely affect our financial condition and results of operations.

The operations of financial institutions, such as ours, are dependent to a large degree on net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. Our net interest income is significantly affected by market rates of interest that in turn are affected by prevailing economic conditions, fiscal and monetary policies of the federal government and the policies of various regulatory agencies. Like all financial institutions, our balance sheet is affected by fluctuations in interest rates. Volatility in interest rates can also result in disintermediation, which is the flow of funds away from financial institutions into direct investments, such as U.S. Government bonds, corporate securities and other investment vehicles, including mutual funds, which, because of the absence of federal insurance premiums and reserve requirements, generally pay higher rates of return than those offered by financial institutions such as ours.

We believe that, in the current market environment, we have adequate policies and procedures for maintaining a conservative interest rate sensitive position. However, there is no assurance that this condition will continue. A sharp movement up or down in deposit rates, loan rates, investment fund rates and other interest-sensitive instruments on our balance sheet could have a significant, adverse impact on our net interest income and operating results.

Most of our loans are secured by real estate located in our market area. If there is a continuing downturn in the real estate market, additional borrowers may default on their loans and we may not be able to fully recover our loans.

A continuing downturn in the real estate market could adversely affect our business because most of our loans are secured by real estate. Substantially all of our real estate collateral is located in the states of Maryland, Virginia and Delaware. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies and acts of nature.

In addition to the risks generally present with respect to mortgage lending activities, our operations are affected by other factors affecting our borrowers, including:

- the ability of our mortgagors to make mortgage payments,
- the ability of our borrowers to attract and retain buyers or tenants, which may in turn be affected by local conditions such as an oversupply of space or a reduction in demand for rental space in the area, the attractiveness of properties to buyers and tenants, and competition from other available space, or by the ability of the owner to pay leasing commissions, provide adequate maintenance and insurance, pay tenant improvements costs and make other tenant concessions,
- interest rate levels and the availability of credit to refinance loans at or prior to maturity, and
- increased operating costs, including energy costs, real estate taxes and costs of compliance with environmental controls and regulations.

As of December 31, 2008, approximately 99% of the book value of our loan portfolio consisted of loans collateralized by various types of real estate. If real estate prices decline, the value of real estate collateral securing our loans will be reduced. Our ability to recover defaulted loans by foreclosing and selling the real estate collateral would then be diminished, and we would be more likely to incur financial losses on defaulted loans.

In addition, approximately 55% of the book value of our loans consisted of construction, land acquisition and development loans, commercial real estate loans and land loans, which present additional risks described in "Item 1. Business - Construction Loans" of this Form 10-K.

Our loan portfolio exhibits a high degree of risk.

We have a significant amount of nonresidential loans, as well as construction and land loans granted on a speculative basis. Although permanent single-family, owner-occupied loans represent the largest single component of assets and currently impaired loans, a significant level of nonresidential loans, construction loans, and land loans, results in an above-average risk exposure. Our monitoring of higher risk loans may be inadequate and the internal asset review function may be inadequate in view of current real estate market weaknesses.

At December 31, 2008 and December 31, 2007, our nonperforming loans (those loans 90 or more days in arrears) equaled $54.8 million and $7.7 million, respectively. There were 118 residential loans in non-accrual status totaling $51.7 million and eleven commercial loans in non-accrual status totaling $3.1 million at December 31, 2008 compared to 17 residential loans in non-accrual status totaling $7.4 million and two commercial loans in non-accrual status totaling $0.3 million at December 31, 2007. For the year ended December 31, 2008, there were $3.5 million of loan charge-offs. At December 31, 2008, the total allowance for loan losses was $14.8 million, which was 1.65% of total net loans, compared with $10.8 million, which was 1.21% of total net loans, as of December 31, 2007.

We are exposed to risk of environmental liabilities with respect to properties to which it takes title.

In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we become subject to significant environmental liabilities, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Our operations are located in Anne Arundel County, Maryland, which makes our business highly susceptible to local economic conditions. An economic downturn or recession in this area may adversely affect our ability to operate profitably.

Unlike larger banking organizations that are geographically diversified, our operations are concentrated in Anne Arundel County, Maryland. In addition, nearly all of our loans have been made to borrowers in the states of Maryland, Virginia and Delaware. As a result of this geographic concentration, our financial results depend largely upon economic conditions in our market area. A deterioration or recession in economic conditions in this market could result in one or more of the following:

- a decrease in deposits;
- an increase in loan delinquencies;
- an increase in problem assets and foreclosures;
- a decrease in the demand for our products and services; and
- a decrease in the value of collateral for loans, especially real estate, and reduction in customers' borrowing capacities.

Any of the foregoing factors may adversely affect our ability to operate profitably.

We are subject to federal and state regulation and the monetary policies of the FRB. Such regulation and policies can have a material adverse effect on our earnings and prospects.

Our operations are heavily regulated and will be affected by present and future legislation and by the policies established from time to time by various federal and state regulatory authorities. In particular, the monetary policies of the FRB have had a significant effect on the operating results of banks in the past, and are expected to continue to do so in the future. Among the instruments of monetary policy used by the FRB to implement its objectives are changes in the discount rate charged on bank borrowings and changes in the reserve requirements on bank deposits. It is not possible to predict what changes, if any, will be made to the monetary polices of the FRB or to existing federal and state legislation or the effect that such changes may have on our future business and earnings prospects.

If the Bank becomes "undercapitalized" as determined under the "prompt corrective action" initiatives of the federal bank regulators, such regulatory authorities will have the authority to require the Bank to, among other things, alter, reduce or terminate any activity that the regulator determines poses an excessive risk to the Bank. The Bank could further be directed to take any other action that the regulatory agency determines will better carry out the purpose of prompt corrective action. The Bank could be subject to these prompt corrective action restrictions if federal regulators determine that the Bank is in an unsafe or unsound condition or engaging in an unsafe or unsound practice. Some or all of the foregoing actions and restrictions could have a material adverse effect on our operations.

We have established an allowance for loan losses based on our management's estimates. Actual losses could differ significantly from those estimates. If the allowance is not adequate, it could have a material adverse effect on our earnings and the price of our common stock.

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, that represents management's best estimate of probable incurred losses within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects management's continuing evaluation of specific credit risks; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions; industry concentrations and other unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and judgment and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. Increases in nonperforming loans have a significant impact on our allowance for loan losses. Generally, our non-performing loans and assets reflect operating difficulties of individual borrowers resulting from weakness in the economy of our market area. If current trends in the real estate markets continue, we expect that we will continue to experience increased delinquencies and credit losses, particularly with respect to construction, land and residential building lots, multi-family, commercial and consumer loans. Moreover, with the country currently in a recession, we expect that it will negatively impact economic conditions in our market areas and that we could experience significantly higher delinquencies and credit losses.

In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. If charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase the allowance for loan losses. Furthermore, growth in the loan portfolio would generally lead to an increase in the provision for loan losses.

Any increases in the allowance for loan losses will result in a decrease in net income and capital, and may have a material adverse effect on our financial condition, results of operations and cash flows.

We compete with a number of local, regional and national financial institutions for customers.

We face strong competition from savings and loan associations, banks, and other financial institutions that have branch offices or otherwise operate in our market area, as well as many other companies now offering a range of financial services. Many of these competitors have substantially greater financial resources and larger branch systems than us. In addition, many of our competitors have higher legal lending limits than us. Particularly intense competition exists for sources of funds including savings and retail time deposits as well as for loans and other services offered by us. In addition, over the last several years, the banking industry has undergone substantial consolidation, and this trend is expected to continue. Significant ongoing consolidation in the banking industry may result in one or more large competitors emerging in our primary target market. The financial resources, human capital and expertise of one or more large institutions could threaten our ability to maintain our competitiveness.

During the past several years, significant legislative attention has been focused on the regulation and deregulation of the financial services industry. Non-bank financial institutions, such as securities brokerage firms, insurance companies and mutual funds, have been permitted to engage in activities that compete directly with traditional bank business. Competition with various financial institutions could hinder our ability to maintain profitable operations and grow our business.

We face intense competitive pressure on customer pricing, which may materially and adversely affect revenues and profitability.

We generate net interest income, and charge our customers fees, based on prevailing market conditions for deposits, loans and other financial services. In order to increase deposit, loan and other service volumes, enter new market segments and expand our base of customers and the size of individual relationships, we must provide competitive pricing for such products and services. In order to stay competitive, we have had to intensify our efforts around attractively pricing our products and services. To the extent that we must continue to adjust our pricing to stay competitive, we will need to grow our volumes and balances in order to offset the effects of declining net interest income and fee-based margins. Increased pricing pressure also enhances the importance of cost containment and productivity initiatives, and we may not succeed in these efforts.

Our brand, reputation and relationship with our customers are key assets of our business and may be affected by how we are perceived in the marketplace.

Our brand and its attributes are key assets of our business. The ability to attract and retain customers to our Company's products and services is highly dependent upon the external perceptions of us and the industry in which we operate. Our business may be affected by actions taken by competitors, customers, third party providers, employees, regulators, suppliers or others that impact the perception of the brand, such as creditor practices that may be viewed as "predatory," customer service quality issues, and employee relations issues. Adverse developments with respect to our industry may also, by association, impair our reputation, or result in greater regulatory or legislative scrutiny.

If our information systems or those of our third party providers experience an interruption or breach in security, our revenues and operating results and the perception of our brand could be materially and adversely affected.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. In addition, we operate a number of money transfer and related electronic, check and other payment connections that are vulnerable to individuals engaging in fraudulent activities that seek to compromise payments and related financial systems illegally. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations. We depend on third-party providers for many of our systems and if these providers experience financial, operational or technological difficulties, or if there is any other disruption in our relationships with them, we may be required to locate alternative sources of such services, and we cannot assure you that we would be able to negotiate terms that are as favorable to us, or could obtain services with similar functionality as found in our existing systems without the need to expend substantial resources, if at all.

We continually encounter technological change, and, if we are unable to develop and implement efficient and customer friendly technology, we could lose business.

The financial services industry is continually undergoing rapid technological change, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to achieve additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

Our success depends on our senior management team, and if we are not able to retain our senior management team, it could have a material adverse effect on us.

We are highly dependent upon the continued services and experience of our senior management team, including Alan J. Hyatt, our Chairman, President and Chief Executive Officer. We depend on the services of Mr. Hyatt and the other members of our senior management team to, among other things, continue the development and implementation of our strategies, and maintain and develop our customer relationships. We do not have an employment agreement with members of our senior management, nor do we maintain "key-man" life insurance on our senior management. If we are unable to retain Mr. Hyatt and other members of our senior management team, our business could be materially and adversely affected.

If we fail to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, we may be unable to accurately report our financial results and comply with the reporting requirements under the Securities Exchange Act of 1934. As a result, current and potential stockholders may lose confidence in our financial reporting and disclosure required under the Securities Exchange Act of 1934, which could adversely affect our business and could subject us to regulatory scrutiny.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, referred to as Section 404, we are required to include in our Annual Reports on Form 10-K, our management's report on internal control over financial reporting. While we have reported no "significant deficiencies" or "material weaknesses" in the Form 10-K for the fiscal year ended December 31, 2008, we cannot guarantee that we will not have any "significant deficiencies" or "material weaknesses" reported by our independent registered public accounting firm in the future. Compliance with the requirements of Section 404 is expensive and time-consuming. If, in the future, we fail to complete this evaluation in a timely manner, or if our independent registered public accounting firm cannot timely attest to our evaluation, we could be subject to regulatory scrutiny and a loss of public confidence in our internal control over financial reporting. In addition, any failure to establish an effective system of disclosure controls and procedures could cause our current and potential stockholders and customers to lose confidence in our financial reporting and disclosure required under the Securities Exchange Act of 1934, which could adversely affect our business.

Terrorist attacks and threats or actual war may impact all aspects of our operations, revenues, costs and stock price in unpredictable ways.

Terrorist attacks in the United States and abroad, as well as future events occurring in response to or in connection with them, including, without limitation, future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies or military or trade disruptions, may impact our operations. Any of these events could cause consumer confidence and savings to decrease or could result in increased volatility in the United States and worldwide financial markets and economy. Any of these occurrences could have an adverse impact on our operating results, revenues and costs and may result in the volatility of the market price for our common stock and on the future price of our common stock.

Our Series A preferred stock, Series B preferred stock and 2035 Debentures contain restrictions on our ability to declare and pay dividends on, or repurchase, our common stock.

Our ability to declare dividends on our common stock is limited by the terms of our Series A preferred stock and Series B preferred stock. We may not declare or pay any dividend on, make any distributions relating to, or redeem, purchase, acquire or make a liquidation payment relating to, or make any guarantee payment with respect to our common stock in any quarter until the dividend on the Series A Preferred Stock has been declared and paid for such quarter, subject to certain minor exceptions. Additionally, prior to November 21, 2011, unless we have redeemed the Series B preferred stock or the Treasury Department has transferred the Series B preferred stock to a third party, we may not, without the consent of the Treasury (1) declare or pay any dividend or make any distribution on our common stock (other than regular quarterly cash dividends of not more than $0.06 per share) or (2) redeem, purchase or acquire any shares of our common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Letter Agreement with the Treasury Department.

Additionally, under the terms of our 2035 Debentures, if (i) there has occurred and is continuing an event of default, (ii) we are in default with respect to payment of any obligations under the related guarantee or (iii) we have given notice of our election to defer payments of interest on the 2035 Debentures by extending the interest distribution period as provided in the indenture governing the 2035 Debentures and such period, or any extension thereof, has commenced and is continuing, then we may not, among other things, declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock, including our common stock.

There can be no assurance that we will continue to pay dividends in the future.

Although we expect to continue our policy of quarterly dividend payments, this dividend policy will be reviewed periodically in light of future earnings, regulatory restrictions and other considerations. No assurance can be given, therefore, that cash dividends on our common stock will be paid in the future.

An investment in our securities is not insured against loss.

Investments in our common stock, are not deposits insured against loss by the FDIC or any other entity. As a result, an investor may lose some or all of his, her or its investment.

Conversion of our Series A preferred stock or exercise of the warrant issued to the Treasury Department will dilute the ownership interest of existing stockholders.

In private placements conducted in November 2008, we issued Series A preferred stock convertible into 437,500 shares of our common stock, subject to adjustment, and a warrant to purchase 556,976 shares of our common stock, subject to adjustment. The conversion of some or all of the Series A preferred stock or the exercise of the warrant will dilute the ownership interest of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion or exercise could adversely affect prevailing market prices of our common stock. In addition, the existence of the Series A preferred stock or warrant may encourage short selling by market participants because the conversion of the Series A preferred stock or exercise of the warrant could depress the price of our common stock.

"Anti-takeover" provisions will make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to our equity holders.

Our charter presently contains certain provisions that may be deemed to be "anti-takeover" and "anti-greenmail" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of us by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions. For example, currently, our charter provides that our Board of Directors may amend the charter, without stockholder approval, to increase or decrease the aggregate number of shares of our stock or the number of shares of any class that we have authority to issue. In addition, our charter provides for a classified Board, with each Board member serving a staggered three-year term. Directors may be removed only for cause and only with the approval of the holders of at least 75 percent of our common stock. The overall effects of the "anti-takeover" and "anti-greenmail" provisions may be to discourage, make more costly or more difficult, or prevent a future takeover offer, prevent stockholders from receiving a premium for their securities in a takeover offer, and enhance the possibility that a future bidder for control of us will be required to act through arms-length negotiation with our Board of Directors. These provisions may also have the effect of perpetuating incumbent management.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

HS constructed a building in Annapolis, Maryland that serves as Bancorp's and the Bank's administrative headquarters. A branch office of the Bank is also included in the building. Bancorp and the Bank lease their executive and administrative offices from HS. In addition, HS leases space to four unrelated companies and to a law firm in which the President of Bancorp and the Bank is a partner.

Bancorp has four retail branch locations in Anne Arundel County, Maryland, of which it owns three and leases the fourth from a third party. The lease expires July 2010, with the option to renew the lease for two additional five year terms. In addition, the Bank leases office space in Annapolis, Maryland from a third party. The lease expires January 2010, with the option to renew the lease for two additional five year terms.

Item 3. Legal Proceedings

There are no material pending legal proceedings to which Bancorp, the Bank or any subsidiary is a party or to which any of their property is subject.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 4.1. Executive Officers of the Registrant that are not Directors

Thomas G. Bevivino, age 53, joined Bancorp in August 2004 as Controller, and has served as the Chief Financial Officer since July 1, 2005. He serves in the same capacity for the Bank. Mr. Bevivino was a financial consultant from 2002 until 2004, and served as Chief Financial Officer of Luminant Worldwide Corporation from 1999 until 2002.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock of Bancorp is traded on the Nasdaq Capital Market under the symbol "SVBI". As of March 3, 2009, there were 1,510 stockholders of record of Bancorp's common stock.

Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, serves as the Transfer Agent and Registrar for Bancorp.

The following table sets forth the high and low sales prices per share of Bancorp's common stock for the periods indicated, as reported on the Nasdaq Capital Market:

Quarterly Stock Information*

	2008				2007		
	Stock Price Range		Per Share		Stock Price Range		Per Share
Quarter	Low	High	Dividend	Quarter	Low	High	Dividend
1st	$7.80	$12.00	$.060	1st	$16.78	$22.55	$.060
2nd	6.52	9.45	.060	2nd	16.24	20.23	.060
3rd	5.50	6.99	.060	3rd	12.25	17.00	.060
4th	3.70	6.54	.060	4th	8.21	13.28	.060

*Retroactively adjusted to reflect a 10% stock dividend declared February 20, 2007 effective for shares outstanding March 15, 2007.

Dividend Policy

Bancorp's main source of income is dividends from the Bank. As a result, Bancorp's dividends to its shareholders will depend primarily upon receipt of dividends from the Bank.

OTS regulations limit the payment of dividends and other capital distributions by the Bank. The Bank is required to obtain OTS approval if the total amount of the Bank's capital distribution (including the proposed dividend) for the current year exceeds net income for that year to date plus the Bank's retained net income for the preceding two years. Additionally, the Bank may not pay dividends on its stock in an amount that would reduce its capital levels below its regulatory capital requirements. For further information, see Note 12 to the consolidated financial statements and "Item 1. Business Regulation – Regulation of the Bank – Capital Distribution Limitations."

Bancorp's ability to declare dividends on its common stock is limited by the terms of Bancorp's Series A preferred stock and Series B preferred stock. Bancorp may not declare or pay any dividend on, make any distributions relating to, or redeem, purchase, acquire or make a liquidation payment relating to, or make any guarantee payment with respect to its common stock in any quarter until the dividend on the Series A Preferred Stock has been declared and paid for such quarter, subject to certain minor exceptions. Additionally, prior to November 21, 2011, unless Bancorp has redeemed the Series B preferred stock or the Treasury Department has transferred the Series B preferred stock to a third party, Bancorp may not, without the consent of the Treasury (1) declare or pay any dividend or make any distribution on its common stock (other than regular quarterly cash dividends of not more than $0.06 per share) or (2) redeem, purchase or acquire any shares of our common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Letter Agreement with the Treasury Department.

Additionally, under the terms of Bancorp's 2035 Debentures, if (i) there has occurred and is continuing an event of default, (ii) Bancorp is in default with respect to payment of any obligations under the related guarantee or (iii) Bancorp has given notice of its election to defer payments of interest on the 2035 Debentures by extending the interest distribution period as provided in the indenture governing the 2035 Debentures and such period, or any extension thereof, has commenced and is continuing, then Bancorp may not, among other things, declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock, including common stock.

Stock Performance Graph

The graph below sets forth comparative information regarding the Company's cumulative shareholder return on its Common Stock over the last five years. Total shareholder return is measured by dividing total dividends (assuming dividend reinvestment) for the measurement period plus share price change for a period by the share price at the beginning of the measurement period. *Severn Bancorp, Inc.'s cumulative shareholder return is based on an investment of $100 on December 31, 2003, and is compared to the cumulative total return of the NASDAQ Composite Index and the SNL Securities LC Thrift Index for thrifts with total assets between $500 million and $1.0 billion (the "SNL Thrift ($500M to $1.0B) Index")*

Comparison of Cumulative Total Return Among Severn, NASDAQ Composite Index and SNL Thrift ($500M to $1.0B) Index from December 31, 2003 to December 31, 2008



Severn Bancorp, Inc.
Total Return Performance
Index Value
160
140
120
100
80
60
40
20
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
Severn Bancorp, Inc.
NASDAQ Composite Index
SNL $500M-$1B Thrift Index

	Period Ending					
Index	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**
Severn Bancorp, Inc.	100.00	152.76	124.80	137.39	77.56	35.49
NASDAQ Composite Index	100.00	108.59	110.08	120.56	132.39	78.72
SNL $500M-$1B Thrift Index	100.00	110.61	105.12	128.81	101.83	75.51

See Item 12 in Part III of this Annual Report on Form 10-K and Notes 9 and 11 to the consolidated financial statements for information regarding equity compensation plans.

Item 6. Selected Financial Data

For information concerning quarterly financial data for Bancorp, see Note 17 to the consolidated financial statements.

The following financial information is derived from the audited financial statements of Bancorp. The information is a summary and should be read in conjunction with Bancorp's audited financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

Summary Financial and Other Data

	At December 31,				
	2008	2007	2006	2005	2004
	(dollars in thousands, except per share information)				
Balance Sheet Data					
Total assets	$987,651	$ 962,234	$ 911,916	$ 849,774	$ 703,616
Total loans, net	896,459	893,014	835,477	779,333	656,967
Investment securities held to maturity	1,345	2,383	7,271	8,290	9,955
Non-performing loans	54,795	7,700	5,927	1,693	939
Total non-performing assets	61,112	10,693	6,897	1,693	939
Deposits	683,866	652,773	626,524	594,893	527,413
Short-term borrowings	-	15,000	18,000	26,000	-
Long-term debt	153,000	175,000	155,000	132,000	89,000
Total liabilities	863,984	866,958	825,474	777,062	639,462
Stockholders' equity	123,667	95,276	86,442	72,712	60,154
Book value per common share *	$9.64	$9.46	$8.59	$7.23	$5.97
Common shares outstanding *	10,066,679	10,066,679	10,065,935	10,065,002	10,065,002
Other Data:					
Number of:					
Full service retail banking facilities	4	4	3	3	3
Full-time equivalent employees	106	118	121	111	105

* Retroactively adjusted to reflect a 10% stock dividend declared February 20, 2007 and a 10% stock dividend declared February 21, 2006.

Summary of Operations

	For the Year Ended December 31,				
	2008	2007	2006	2005	2004
	(dollars in thousands, except per share information)				
Interest income	$62,472	$71,814	$70,175	$57,135	$44,829
Interest expense	33,503	38,176	32,060	21,955	14,631
Net interest income	28,969	33,638	38,115	35,180	30,198
Provision for loan losses	7,481	2,462	1,561	1,570	1,200
Net interest income after provision for loan losses	21,488	31,176	36,554	33,610	28,998
Non-interest income	2,791	4,336	3,867	2,748	3,402
Non-interest expense	17,293	16,492	14,065	12,878	11,211
Income before income tax provision	6,986	19,020	26,356	23,480	21,189
Provision for income taxes	2,873	7,909	10,608	8,926	8,258
Net income	$4,113	$11,111	$15,748	$14,554	$12,931
Per Share Data:					
Basic earnings per share *	$0.39	$1.10	$1.56	$1.45	$1.29
Diluted earnings per share *	$0.39	$1.10	$1.56	$1.45	$1.29
Cash dividends declared per share*	$.24	$.24	$.22	$.20	$.17
Weighted number of shares outstanding basic *	10,066,679	10,066,283	10,065,289	10,065,002	10,065,002
Weighted number of shares outstanding diluted *	10,066,679	10,066,283	10,069,056	10,065,002	10,065,002

* Retroactively adjusted to reflect a 10% stock dividend declared February 20, 2007 and a 10% stock dividend declared February 21, 2006.

Key Operating Ratios

	For the Year Ended December 31,				
	2008	2007	2006	2005	2004
Performance Ratios:					
Return on average assets	0.43%	1.19%	1.77%	1.84%	2.02%
Return on average equity	4.03%	12.09%	19.59%	21.85%	23.56%
Dividend payout ratio	61.54%	21.82%	13.95%	13.84%	13.38%
Net interest margin	3.16%	3.81%	4.50%	4.58%	4.81%
Interest rate spread	2.81%	3.45%	4.20%	4.32%	4.60%
Non-interest expense to average assets	1.79%	1.76%	1.58%	1.63%	1.75%
Efficiency ratio	54.45%	43.43%	33.50%	33.95%	33.37%
Asset Quality Ratios:					
Average equity to average assets	10.55%	9.82%	9.02%	8.42%	8.57%
Nonperforming assets to total assets at end of period	6.19%	1.11%	0.76%	0.20%	0.13%
Nonperforming loans to total gross loans at end of period	5.63%	0.78%	0.62%	0.18%	0.12%
Allowance for loan losses to net loans at end of period	1.65%	1.21%	1.08%	0.96%	0.90%
Allowance for loan losses to nonperforming loans at end of period	27.03%	140.01%	152.29%	443.30%	632.10%

Average Balance Sheet

Average Balance Sheet. The following table contains for the periods indicated information regarding the total dollar amounts of interest income from interest-earning assets and the resulting average yields, the total dollar amount of interest expense on interest-bearing liabilities and the resulting average costs, net interest income, and the net yield on interest-earning assets.

	Year Ended December 31,								
	2008			2007			2006		
	Average Volume	Interest	Yield/Cost	Average Volume	Interest	Yield/Cost	Average Volume	Interest	Yield/Cost
	(dollars in thousands)								
ASSETS									
Loans (1)	$893,030	$61,703	6.91%	$858,305	$70,275	8.19%	$819,038	$68,610	8.38%
Investments (2)	-	-	-	3,333	121	3.63%	5,000	154	3.08%
Mortgage-backed securities	1,363	74	5.43%	1,957	96	4.91%	2,823	112	3.97%
Other interest-earning assets (3)	23,063	695	3.01%	20,357	1,322	6.49%	19,886	1,299	6.53%
Total interest-earning assets	917,456	62,472	6.81%	883,952	71,814	8.12%	846,747	70,175	8.29%
Non-interest earning assets	49,959			51,317			44,385		
Total Assets	$967,415			$935,269			$891,132		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Savings and checking deposits	$119,159	$2,018	1.69%	$132,604	$3,272	2.47%	$138,242	$2,728	1.97%
Certificates of deposits	552,689	23,932	4.33%	514,523	26,075	5.07%	483,524	20,977	4.34%
Borrowings	166,250	7,553	4.54%	170,417	8,829	5.18%	162,417	8,355	5.14%
Total interest-bearing liabilities	838,098	33,503	4.00%	817,544	38,176	4.67%	784,183	32,060	4.09%
Non-interest bearing liabilities	27,234			25,836			26,556		
Stockholders' equity	102,083			91,889			80,393		
Total liabilities and stockholders' equity	$967,415			$935,269			$891,132		
Net interest income and Interest rate spread		$28,969	2.81%		$33,638	3.45%		$38,115	4.20%
Net interest margin			3.16%			3.81%			4.50%
Average interest-earning assets to average interest-bearing liabilities			109.47%			108.12%			107.98%

(1) Non-accrual loans are included in the average balances and in the computation of yields.

(2) Bancorp does not have any tax-exempt securities.

(3) Other interest earning assets include interest bearing deposits in other banks, federal funds, and FHLB stock investments.

Rate Volume Table

	Year ended December 31, 2008 vs. Year ended December 31, 2007			Year ended December 31, 2007 vs. Year ended December 31, 2006		
	Total	Changes Due to		Total	Changes Due to	
	Change	Volume (1)	Rate (1)	Change	Volume (1)	Rate (1)
	(dollars in thousands)					
Interest-earning assets						
Loans	$(8,572)	$2,843	$(11,415)	$1,665	$3,289	$(1,624)
Investments	(121)	(121)	-	(33)	(51)	18
Mortgage-backed securities	(22)	(29)	7	(16)	(34)	18
Other interest-earning assets	(627)	176	(803)	23	31	(8)
Total interest income	$(9,342)	$2,869	$(12,211)	$1,639	$3,235	$(1,596)
Interest-bearing liabilities						
Savings and checking deposits	$(1,254)	$(332)	$(922)	$544	$(111)	$655
Certificates of deposits	(2,143)	1,934	(4,077)	5,098	1,345	3,753
Borrowings	(1,276)	(216)	(1,060)	474	412	62
Total interest expense	$(4,673)	$1,386	$(6,059)	$6,116	$1,646	$4,470
Net change in net interest income	$(4,669)	$1,483	$(6,152)	$(4,477)	$1,589	$(6,066)

(1) Changes in interest income/expense not arising from volume or rate variances are allocated proportionately to rate and volume.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Bancorp provides a wide range of retail and commercial banking services. Deposit services include checking, individual retirement accounts, money market, savings and time deposit accounts. Loan services include various types of commercial, consumer, and real estate lending. The Company also provides ATMs, corporate cash management services, debit cards, Internet banking including on-line bill pay, mortgage lending, safe deposit boxes, and telephone banking, among other products and services.

Bancorp continues to experience challenges similarly faced by many financial institutions resulting from the slowdown in the real estate markets, including increased loan delinquencies and a decrease in the demand for certain loan products including construction, development, and land acquisition loans. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses and other factors, have adversely affected Bancorp's borrowers. This economic deterioration has caused loan delinquencies and impaired loans to increase. In addition, strong competition for new loans and deposits has caused the interest rate spread between the Company's cost of funds and what it earns on loans to decrease from 2007 levels. This was primarily due to an increase in non-accrual loans, and to decreases in interest rates earned on loans outpacing the decreases in interest paid on deposits and other borrowings.

Even though Bancorp's total loan portfolio has increased from 2007, the decrease in the interest rate spread has caused net interest income to decrease from 2007. In addition, Bancorp has experienced an increase in loan delinquencies, which resulted in the allowance for loan losses to increase from 2007. The decrease in net interest income and the increase in the allowance for loan losses, coupled with increased costs relating to foreclosures have caused Bancorp's overall profitability to decrease from 2007.

The Company expects to experience continued difficult market conditions in 2009 as it seeks to grow its loan portfolio in a difficult market environment. If interest rates increase, there may be less demand for borrowing and, the Company's interest rate spread could decrease. The Company will continue to manage loan and deposit pricing against the risks of rising costs of its deposits and borrowings. Interest rates are outside the control of Bancorp, so it must attempt to balance its pricing and duration of its loan portfolio against the risks of rising costs of its deposits and borrowings.

The continued success and attraction of Anne Arundel County, Maryland, and vicinity, will also be important to Bancorp's ability to originate and grow its mortgage loans and deposits, as will Bancorp's continued focus on maintaining a low overhead.

In November 2008, Bancorp completed two private placements:

- the sale to certain accredited investors of Bancorp's Series A Preferred Stock and Subordinated Notes for gross proceeds of $7.0 million; and
- the sale to the Treasury Department under the TARP Capital Purchase Program of Bancorp's Series B Preferred Stock and Common Stock Warrants for gross proceeds of approximately $23.4 million.

Bancorp intends to use the proceeds to fund new loan originations, expand relationship banking, provide additional capital for regulatory purposes and other general corporate purposes.

The recently enacted Emergency Economic Stabilization Act of 2008 ("EESA") also increased FDIC deposit insurance on most accounts from $100,000 to $250,000. This increase is in place until the end of 2009 and is not covered by deposit insurance premiums paid by the banking industry. In addition, the FDIC has implemented two temporary programs to provide deposit insurance for the full amount of most non-interest bearing transaction accounts through the end of 2009 and to guarantee certain unsecured debt of financial institutions and their holding companies through June 2012. We expect to participate only in the program that provides unlimited deposit insurance coverage through December 31, 2009 for noninterest-bearing transaction accounts (typically business checking accounts) and certain funds swept into noninterest-bearing savings accounts. Under that program, we will pay a 10 basis points fee (annualized) on the balance of each covered account in excess of $250,000, while the extra deposit insurance is in place. At December 31, 2008, we had $106 million in such accounts in excess of $250,000.

If the volatility in the market and the economy continue or worsen, our business, financial condition, results of operations, access to funds and the price of our stock could be materially and adversely impacted.

Critical Accounting Policies

Bancorp's significant accounting policies and recent accounting pronouncements are set forth in Note 1 of the consolidated financial statements for the year ended December 31, 2008 which are set forth on pages F-1 through F-34. Of these significant accounting policies, Bancorp considers the policies regarding the allowance for loan losses and valuation of foreclosed real estate to be its most critical accounting policies, given the uncertainty in evaluating the level of the allowance required to cover credit losses inherent in the loan portfolio and the material effect that such judgments can have on the results of operations. In addition, changes in economic conditions can have a significant impact on real estate values of underlying collateral affecting the allowance for loan losses and therefore the provision for loan losses and results of operations as well as the valuation of foreclosed real estate. Bancorp has developed policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to its loan portfolio. Bancorp's assessments may be impacted in future periods by changes in economic conditions, the impact of regulatory examinations, and the discovery of information with respect to borrowers that is not known to management at the time of the issuance of the consolidated financial statements.

Financial Condition

Total assets increased by $25,417,000, or 2.6%, at December 31, 2008 to $987,651,000, compared to $962,234,000 at December 31, 2007. The following discusses the material changes between the December 31, 2008 and 2007 balance sheets.

Cash

Cash and cash equivalents increased by $21,039,000, or 186.7% at December 31, 2008 to $32,305,000, compared to $11,266,000 at December 31, 2007. This increase was primarily due to the proceeds received in late 2008 from the sale of Series A and Series B Preferred Stock.

Loans

Loans Held For Sale. Loans held for sale decreased by $648,000, or 58.9% at December 31, 2008 to $453,000, compared to $1,101,000 at December 31, 2007. This decrease was primarily due to a slowdown in loans sold on the secondary market, and the timing of loans pending sale at year-end.

Loans Receivable. Total net portfolio loans receivable increased by $4,093,000, or 0.5% at December 31, 2008, to $896,006,000, compared to $891,913,000 at December 31, 2007. The increase in the loan portfolio resulted from Bancorp's ability to attract and retain loan customers in spite of a downturn in the real estate market. This increase was the result of Bancorp's focus on community lending and increased marketing efforts. The increase in the loan portfolio was primarily due to an increase in residential loan demand, refinancing of existing mortgages and an increase in funding of commercial loan obligations partially offset by a decrease in construction, land acquisition and development loans.

Premises and Equipment

Premises and equipment decreased by $1,022,000, or 3.3% at December 31, 2008 to $30,267,000, compared to $31,289,000 at December 31, 2007. This decrease was primarily due to the annual depreciation of the premises and equipment with minimal new fixed assets added throughout 2008.

Other assets

Other assets increased by $4,471,000, or 31.7% at December 31, 2008 to $18,581,000, compared to $14,110,000 at December 31, 2007. This increase was primarily due to the increase in foreclosed real estate in 2008.

Liabilities

Deposits. Total deposits increased by $31,093,000, or 4.8% at December 31, 2008 to $683,866,000, compared to $652,773,000 at December 31, 2007. This increase was primarily attributable to Bancorp's expanded deposit products and its desire to maintain its competitive edge in the community. This resulted in growth in certificates of deposit and savings accounts partially offset by a decrease in money market accounts. The net increase in deposits was primarily used to fund loan growth and repay FHLB-Atlanta advances.

FHLB-Atlanta Advances. FHLB-Atlanta advances decreased $37,000,000, or 19.5% at December 31, 2008 to $153,000,000, compared to $190,000,000 at December 31, 2007. This decrease was the result of management's decision to repay advances from funds received from increased deposits, as well as proceeds from issuance of subordinated debentures and preferred stock.

Junior Subordinated Debt Securities Due 2035. As of December 31, 2008, Bancorp had outstanding $20.6 million principal amount of Junior Subordinated Debt Securities Due 2035 (the "2035 Debentures"). The 2035 Debentures were issued pursuant to an Indenture dated as of December 17, 2004 (the "2035 Indenture") between Bancorp and Wells Fargo Bank, National Association as Trustee. The 2035 Debentures pay interest quarterly at a floating rate of interest of LIBOR (4.82% December 31, 2008) plus 200 basis points, and mature on January 7,

2035. Payments of principal, interest, premium and other amounts under the 2035 Debentures are subordinated and junior in right of payment to the prior payment in full of all senior indebtedness of Bancorp, as defined in the 2035 Indenture. The 2035 Debentures are first redeemable, in whole or in part, by Bancorp on January 7, 2010.

The 2035 Debentures were issued and sold to Severn Capital Trust I (the "Trust"), of which 100% of the common equity is owned by Bancorp. The Trust was formed for the purpose of issuing corporation-obligated mandatorily redeemable Capital Securities ("Capital Securities") to third-party investors and using the proceeds from the sale of such Capital Securities to purchase the 2035 Debentures. The 2035 Debentures held by the Trust are the sole assets of the Trust. Distributions on the Capital Securities issued by the Trust are payable quarterly at a rate per annum equal to the interest rate being earned by the Trust on the 2035 Debentures. The Capital Securities are subject to mandatory redemption, in whole or in part, upon repayment of the 2035 Debentures. Bancorp has entered into an agreement which, taken collectively, fully and unconditionally guarantees the Capital Securities subject to the terms of the guarantee.

Subordinated Notes and Series A Preferred Stock. On November 15, 2008, Bancorp completed a private placement offering consisting of a total of 70 units, at an offering price of $100,000 per unit, for gross proceeds of $7,000,000. Each unit consists of 6,250 shares of Bancorp's Series A 8.0% Non-Cumulative Convertible Preferred Stock and Bancorp's Subordinated Note in the original principal amount of $50,000. The Subordinated Notes earn interest at an annual rate of 8.0%, payable quarterly in arrears on the last day of March, June, September and December commencing December 31, 2008. The Subordinated Notes are redeemable in whole or in part at the option of Bancorp at any time beginning on December 31, 2009 until maturity, which is December 31, 2018.

Troubled Asset Relief Program. On November 21, 2008, Bancorp closed on an agreement with the United States Department of the Treasury ("Treasury"), pursuant to which Bancorp issued and sold (i) 23,393 shares of its Series B Fixed Rate Cumulative Perpetual Preferred Stock, par value $0.01 per share and liquidation preference $1,000 per share, (the "Series B Preferred Stock") and (ii) a warrant (the "Warrant") to purchase 556,976 shares of Bancorp's common stock, par value $0.01 per share, for an aggregate purchase price of $23,393,000.

The Series B Preferred Stock qualifies as Tier 1 capital and will pay cumulative compounding dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Series B Preferred Stock may be redeemed by Bancorp after three years. Prior to the end of three years, the Series B Preferred Stock may not be redeemed by Bancorp except with proceeds from one or more Qualified Equity Offerings, as defined in the Purchase Agreement.

The Series B Preferred Stock has no maturity date and ranks pari passu with Bancorp's existing Series A Preferred Stock, in terms of dividend payments and distributions upon liquidation, dissolution and winding up of Bancorp.

The Series B Preferred Stock is non-voting, other than class voting rights on certain matters that could adversely affect the Series B Preferred Stock. If dividends on the Series B Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more, whether consecutive or not, Bancorp's authorized number of directors will be automatically increased by two and the holders of the Series B Preferred Stock, voting together with holders of any then outstanding voting parity stock, will have the right to elect those directors at Bancorp's next annual meeting of stockholders or at a special meeting of stockholders called for that purpose. These preferred share directors will be elected annually and serve until all accrued and unpaid dividends on the Series B Preferred Stock have been paid.

The Warrant has a 10-year term and is immediately exercisable at an exercise price of $6.30 per share of Common Stock. The exercise price and number of shares subject to the Warrant are both subject to anti-dilution adjustments. If Bancorp receives aggregate gross cash proceeds of not less than $23,393,000 from Qualified Equity Offerings on or prior to December 31, 2009, the number of shares of Common Stock issuable pursuant to Treasury's exercise of the Warrant will be reduced by one half of the original number of shares, taking into account all adjustments, underlying the Warrant. Pursuant to the Purchase Agreement, Treasury has agreed not to exercise voting power with respect to any shares of Common Stock issued upon exercise of the Warrant.

Off-Balance Sheet Arrangements. Bancorp has certain outstanding commitments and obligations that could impact Bancorp's financial condition, liquidity, revenues or expenses. These commitments and obligations include standby letters of credit, home equity lines of credit, loan commitments, lines of credit, and loans sold and serviced with limited repurchase provisions.

Standby letters of credit, which are obligations of Bancorp to guarantee performance of borrowers to governmental entities, increased $3,653,000, or 38.3% as of December 31, 2008 to $13,183,000, compared to $9,530,000 as of December 31, 2007. In 2008, Bancorp experienced an increase in demand from its borrowers for letter of credit requirements.

Unadvanced construction loans decreased $20,298,000, or 25.9% as of December 31, 2008 to $57,940,000, compared to $78,238,000 as of December 31, 2007. This decrease was primarily the result of increased funding of existing construction loan obligations in addition to a decrease in new construction loan originations.

Home equity lines of credit increased $404,000, or 1.8%, as of December 31, 2008 to $23,299,000, compared to $22,895,000 as of December 31, 2007. Home equity lines of credit allow the borrowers to draw funds up to a specified loan amount, from time to time. Bancorp's management believes it has sufficient liquidity resources to have the funding available as these borrowers draw on these loans.

Loan commitments increased $6,178,000, or 346.3%, as of December 31, 2008 to $7,962,000, compared to $1,784,000 as of December 31, 2007. This increase was a result of the timing of loan commitments booked at year end. Loan commitments are obligations of Bancorp to provide loans, and such commitments are made in the usual course of business.

Lines of credit, which are obligations of Bancorp to fund loans made to certain borrowers, increased $2,176,000, or 6.1%, to $38,016,000 as of December 31, 2008, compared to $35,840,000 as of December 31, 2007. The increase was a result of stronger demand for this type of loan product during 2008. Bancorp's management believes it has sufficient liquidity resources to have the funding available as these borrowers draw on these loans.

Loans sold and serviced with limited repurchase provisions decreased $3,582,000, or 88.4%, as of December 31, 2008 to $472,000, compared to $4,054,000 as of December 31, 2007. This decrease was the result of the slowdown in the market for loans sold on the secondary market.

Bancorp uses the same credit policies in making commitments and conditional obligations as it does for its on-balance sheet instruments.

Comparison of Results of Operations for the Years Ended December 31, 2008 and 2007.

General. Bancorp's net income for the year ended December 31, 2008 was $4,113,000, or $0.39 per share diluted. This is compared to $11,111,000, or $1.10 per share diluted in 2007. This decrease of $6,998,000, or 63.0%, was primarily the result of Bancorp experiencing similar challenges faced by many financial institutions caused by the slowdown in the overall economy, including increased loan delinquencies and a compression of its interest rate margin, as well as increased foreclosure related costs.

Net Interest Income. Net interest income (interest earned net of interest charges) decreased $4,669,000, or 13.9%, to $28,969,000 for the year ended December 31, 2008, compared to $33,638,000 for the year ended December 31, 2007. This decrease was primarily due to a decrease in Bancorp's interest rate spread partially offset by an increase in its loan portfolio. Bancorp's interest rate spread decreased by 0.64% to 2.81% for the year ended December 31, 2008, compared to 3.45% for the year ended December 31, 2007. This decrease was the result of interest rates earned on Bancorp's loan portfolio decreasing faster than the decrease in interest rates paid on Bancorp's interest bearing liabilities. In addition, Bancorp's non-accrual loans increased from $7,700,000 at December 31, 2007 to $54,795,000 at December 31, 2008. Bancorp discontinues the accrual of interest on all non-accrual loans, at which time all previously accrued but uncollected interest is deducted from income. This resulted in $2,385,000 of interest income not recorded on these loans. Bancorp is uncertain whether it will be able to reduce the interest rate paid on its interest bearing liabilities by attracting lower cost deposits, due to the general expectation of continued increased competition for deposit accounts.

Provision for Loan Losses. The Bank's loan portfolio is subject to varying degrees of credit risk and an allowance for loan losses is maintained to absorb losses inherent in its loan portfolio. Credit risk includes, but is not limited to, the potential for borrower default and the failure of collateral to be worth what the Bank determined it was worth at the time of the granting of the loan. The Bank monitors its loan portfolio at least as often as quarterly and its loan delinquencies at least as often as monthly. All loans that are delinquent and all loans within the various categories of the Bank's portfolio as a group are evaluated. The Bank's Board, with the advice and recommendation of the Bank's delinquency committee, estimates an allowance to be set aside for loan losses. Included in determining the calculation are such factors as the current market value of the loan's underlying collateral, inherent risk contained within the portfolio after considering the state of the general economy, economic trends, consideration of particular risks inherent in different kinds of lending and consideration of known information that may affect loan collectibility. An increase in the loan loss provision from the beginning of the year to the end of a year is the result after an analysis of the aforementioned factors and applying that rationale to the total portfolio.

The total allowance for loan losses increased $4,032,000, or 37.4% to $14,813,000 as of December 31, 2008, compared to $10,781,000 as of December 31, 2007. The increase was a result of the current year's addition to the allowance partially offset by charge offs incurred. During the year ended December 31, 2008, the provision for loan losses was $7,481,000 compared to $2,462,000 for the year ended December 31, 2007. This increase of $5,091,000 or 206.8% was a result of an increase in loan delinquencies, an increase in the loan portfolio, and management's determination that adding to the provision for loan losses was appropriate for the level of inherent risk in its portfolio as compared to the year ended December 31, 2007.

Bancorp continues to experience challenges similarly faced by many financial institutions resulting from the slowdown in the economy and real estate markets, including increased loan delinquencies. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses and other factors, have adversely affected Bancorp's borrowers. This economic deterioration has caused loan delinquencies and impaired loans to increase. Bancorp expects loan delinquencies and impaired loans to continue to increase in 2009.

Other Income and Non Interest Expenses. Revenues from mortgage banking activities decreased $236,000, or 41.0% to $339,000 for the year ended December 31, 2008, compared to $575,000 for the year ended December 31, 2007. This net decrease was primarily the result of a $71,000 increase in gain on sale of loans, offset by a decrease in mortgage processing and servicing fees of $307,000 for the year ended December 31, 2008 compared to the year ended December 31, 2007. This decrease was attributable to a general slowdown in loan activity, which resulted in fewer loans sold on the secondary market, but at higher gains during 2008 and less mortgage processing and servicing released fees during 2008.

Real estate commissions decreased $1,416,000, or 57.8% to $1,035,000 for the year ended December 31, 2008, compared to $2,451,000 for the year ended December 31, 2007. This decrease was primarily the result of commissions earned on large settlements that took place during 2007. Real estate management fees increased $11,000, or 1.7% to $664,000 for the year ended December 31, 2008, compared to $653,000 for the year ended December 31, 2007. This increase was primarily due to increased fees charged in 2008.

Other non-interest income increased $96,000, or 14.6% to $753,000 for the year ended December 31, 2008, compared to $657,000 for the year ended December 31, 2007. This increase was primarily due to higher letters of credit fees.

Compensation and related expenses decreased $1,953,000, or 17.6% to $9,117,000 for the year ended December 31, 2008, compared to $11,070,000 for the year ended December 31, 2007. This decrease was primarily the result of lower commissions paid on lower loan originations and lower health care costs paid by Bancorp and employee attrition, partially offset by salary rate increases. As of December 31, 2008, Bancorp had 106 full-time equivalent employees compared to 118 at December 31, 2007.

Occupancy decreased $56,000, or 3.3% to $1,640,000 for the year ended December 31, 2008, compared to $1,696,000 for the year ended December 31, 2007. This decrease was primarily due to lower maintenance costs incurred at Bancorp's headquarters.

Foreclosed real estate expenses, net increased $661,000, or 286.1% to $892,000 for the year ended December 31, 2008, compared to $231,000 for the year ended December 31, 2007. This increase was primarily due to an increase in foreclosed real estate, write downs taken on foreclosed property and expenses associated with the property.

Legal fees increased $378,000, or 110.9% to $719,000 for the year ended December 31, 2008, compared to $341,000 for the year ended December 31, 2007. This increase was primarily due to an increase in fees associated with loan foreclosures and collections.

Other non-interest expense increased $1,771,000, or 56.2% to $4,925,000 for the year ended December 31, 2008, compared to $3,154,000 for the year ended December 31, 2007. This increase was primarily the result of a $260,000 charge relating to an external wire fraud scheme that occurred in 2008, a $323,000 increase in credit report and appraisal fees and a $434,000 increase in assessment to the DIF for the year ended December 31, 2008, compared to the year ended December 31, 2007.

Income Taxes. Income taxes decreased $5,036,000, or 63.7% to $2,873,000 for the year ended December 31, 2008, compared to $7,909,000 for the year ended December 31, 2007 due to lower pretax income. The effective tax rate for the years ended December 31, 2008 and 2007 was 41.1% and 41.6%, respectively.

Comparison of Operating Results for the Years Ended December 31, 2007 and 2006

General. Bancorp's net income for the year ended December 31, 2007 was $11,111,000, or $1.10 per share diluted. This compared to $15,748,000, or $1.56 per share diluted in 2006. This decrease of $4,637,000, or 29.4%, was primarily the result of Bancorp experiencing challenges caused by the slowdown in the real estate market, including increased loan delinquencies and a compression of its interest rate margin, as well as increased occupancy costs.

Net Interest Income. Net interest income (interest earned net of interest charges) decreased $4,477,000, or 11.7%, to $33,638,000 for the year ended December 31, 2007, compared to $38,115,000 for the year ended December 31, 2006. This decrease was primarily due to a decrease in Bancorp's interest rate spread partially offset by an increase in its loan portfolio. Bancorp's interest rate spread decreased by 0.74% to 3.46% for the year ended December 31, 2007, compared to 4.20% for the year ended December 31, 2006. This decrease was the result of a decrease in interest rates earned on its loans, while the interest rates paid on its interest bearing liabilities increased.

Provision for Loan Losses. The total allowance for loan losses increased $1,755,000, or 19.4% to $10,781,000 as of December 31, 2007, compared to $9,026,000 as of December 31, 2006. This increase was a result of the additions in 2007 to the allowance partially offset by charge offs incurred. During the year ended December 31, 2007, the provision for loan losses was $2,462,000 compared to $1,561,000 for the year ended December 31, 2006. This increase of $901,000 or 57.7% was a result of an increase in loan delinquencies, an increase in the loan portfolio, and management's determination that adding to the provision for loan losses was appropriate for the level of inherent risk in its portfolio as compared to the year ended December 31, 2006.

Other Income and Non Interest Expenses. Revenues from mortgage banking activities decreased $242,000, or 29.6% to $575,000 for the year ended December 31, 2007, compared to $817,000 for the year ended December 31, 2006. This decrease was primarily the result of a $180,000 decrease in gain on sale of loans, and a decrease in mortgage processing and servicing fees of $55,000 for the year ended December 31, 2007 compared to the year ended December 31, 2006. These decreases were attributable to a general slowdown in loan activity, which resulted in fewer loans sold on the secondary market during 2007 and less mortgage processing and servicing fees during 2007.

Real estate commissions increased $433,000, or 21.5% to $2,451,000 for the year ended December 31, 2007, compared to $2,018,000 for the year ended December 31, 2006. This increase was primarily the result of commissions earned on large settlements that took place during 2007. Real estate management fees increased $75,000, or 13.0% to $653,000 for the year ended December 31, 2007, compared to $578,000 for the year ended December 31, 2006. This increase was primarily due to additional properties being managed in 2007.

Other non-interest income increased $203,000, or 44.7% to $657,000 for the year ended December 31, 2007, compared to $454,000 for the year ended December 31, 2006. This increase was primarily a result of a one-time gain of $105,000 realized on a sale of an investment by Crownsville, and miscellaneous fees collected by the Bank.

Compensation and related expenses increased $736,000, or 7.1% to $11,070,000 for the year ended December 31, 2007, compared to $10,334,000 for the year ended December 31, 2006. This increase was primarily the result of higher health care costs paid by Bancorp, and salary rate increases. As of December 31, 2007, Bancorp had 118 full-time equivalent employees compared to 121 at December 31, 2006.

Occupancy increased $990,000, or 140.2% to $1,696,000 for the year ended December 31, 2007, compared to $706,000 for the year ended December 31, 2006. This increase was primarily due to increased depreciation incurred on the new headquarters by HS.

Foreclosed real estate expenses, net for the year ended December 31, 2007 were $231,000, compared to $0 for the year ended December 31, 2006. This increase was due to expenses associated with loan foreclosures in 2007.

Legal fees increased $200,000, or 141.8% to $341,000 for the year ended December 31, 2007, compared to $141,000 for the year ended December 31, 2006. This increase was primarily due to an increase in fees associated with loan foreclosures and collections.

Other non-interest expense increased $270,000, or 9.4% to $3,154,000 for the year ended December 31, 2007, compared to $2,884,000 for the year ended December 31, 2006. This increase was primarily the result of a $173,000 increase in advertising relating to new product promotions and a $101,000 increase in professional fees relating to new policy development for the year ended December 31, 2007, compared to the year ended December 31, 2006.

Income Taxes. Income taxes decreased $2,699,000, or 25.4% to $7,909,000 for the year ended December 31, 2007, compared to $10,608,000 for the year ended December 31, 2006 due to lower pretax income. The effective tax rate for the years ended December 31, 2007 and 2006 was 41.6% and 40.2%, respectively.

Liquidity and Capital Resources.

In 2008, Bancorp's sources of liquidity were loan repayments, maturing investments, deposits, borrowed funds, sale of equity, and the sale of loans. Bancorp considers core deposits stable funding sources and includes all deposits, except time deposits of $100,000 or more. At December 31, 2008, core deposits equaled 66% of total deposits. The Bank's experience has been that a substantial portion of certificates of deposit renew at time of maturity and remain on deposit with the Bank. Additionally, loan payments, maturities, deposit growth and earnings contributed to Bancorp's flow of funds.

In addition to its ability to generate deposits, Bancorp has external sources of funds, which may be drawn upon when desired. The primary source of external liquidity is an available line of credit equal to 30% of the Bank's assets with FHLB-Atlanta. The available line of credit with FHLB-Atlanta was $303,971,000 at December 31, 2008, of which $153,000,000 was outstanding at that time. Short-term borrowings were $0 and long-term advances were $153,000,000, at December 31, 2008.

The maturities of these long-term advances at December 31, 2008 were as follows (dollars in thousands):

Rate	Amount	Maturity
2.940% to 4.996%	$ 28,000	2009
5.000%	10,000	2010
-%	-	2011
-%	-	2012
-%	-	2013
1.693% to 4.340%	115,000	Thereafter
	$153,000	

As of December 31, 2008, Bancorp had outstanding an aggregate of $24,119,000 principal amount of subordinated debt, consisting of the 2035 Debentures and the Subordinated Notes. The 2035 Debentures total $20,619,000, pay interest quarterly at a floating rate of interest of LIBOR (4.82% December 31, 2008) plus 200 basis points, and mature on January 7, 2035. The Subordinated Notes total $3,500,000 and pay interest at an annual rate of 8.0%, payable quarterly in arrears on the last day of March, June, September and December commencing December 31, 2008. The Subordinated Notes are redeemable in whole or in part at the option of Bancorp at any time beginning on December 31, 2009 until maturity, which is December 31, 2018. As of December 31, 2008, Bancorp had $7,962,000 outstanding in loan commitments, which Bancorp expects to fund from the sources of liquidity described above. This amount does not include undisbursed lines of credit, home equity lines of credit and standby letters of credit, in the aggregate amount of $74,498,000 at December 31, 2008, which Bancorp anticipates it will be able to fund, if required, from these liquidity sources in the regular course of business.

In addition to the foregoing, the payment of dividends is a use of cash, but is not expected to have a material effect on liquidity. As of December 31, 2008, Bancorp had no material commitments for capital expenditures.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Management believes, as of December 31, 2008, that the Bank meets all capital adequacy requirements to which it is subject.

We anticipate that our primary sources of liquidity in fiscal 2009 will be from loan repayments, maturing investments, deposits, borrowed funds, and the sale of loans. We believe that these sources of liquidity will be enough for Bancorp to meet its liquidity needs over the next twelve months. Cash generated from these liquidity sources may be affected by a number of factors. See "Risk Factors" for a discussion of the factors that can negatively impact the amount of cash we could receive.

Contractual Obligations

The following table contains, for the periods indicated, information regarding the financial obligations owing by Bancorp under contractual obligations.

	Payments due by period (dollars in thousands)				
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long term debt	$153,000	$28,000	$10,000	$-	$115,000
Subordinated debentures	24,119	-	-	-	24,119
Operating lease obligations	131	94	37	-	-
Certificates of Deposit	554,747	441,274	83,056	30,417	-
Total	$731,997	$469,368	$93,093	$30,417	$139,119

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Qualitative Information About Market Risk. The principal objective of Bancorp's interest rate risk management is to evaluate the interest rate risk included in balance sheet accounts, determine the level of risks appropriate given Bancorp's business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with Bancorp's interest rate risk management policy. Through this management, Bancorp seeks to reduce the vulnerability of its operations to changes in interest rates. The Board of Directors of Bancorp is responsible for reviewing assets/liability policies and interest rate risk position. The Board of Directors reviews the interest rate risk position on a quarterly basis and, in connection with this review, evaluates Bancorp's business activities and strategies, the effect of those strategies on Bancorp's net interest margin and the effect that changes in interest rates will have on Bancorp's loan portfolio. While continuous movement of interest rates is certain, the extent and timing of these movements is not always predictable. Any movement in interest rates has an effect on Bancorp's profitability. Bancorp faces the risk that rising interest rates could cause the cost of interest bearing liabilities, such as deposits and borrowings, to rise faster than the yield on interest earning assets, such as loans and investments. Bancorp's interest rate spread and interest rate margin may be negatively impacted in a declining interest rate environment even though Bancorp generally borrows at short-term interest rates and lends at longer-term interest rates. This is because loans and other interest earning assets may be prepaid and replaced with lower yielding assets before the supporting interest bearing liabilities reprice downward. Bancorp's interest rate margin may also be negatively impacted in a flat or inverse-yield curve environment. Mortgage origination activity tends to increase when interest rates trend lower and decrease when interest rates rise.

Bancorp's primary strategy to control interest rate risk is to sell substantially all long-term fixed-rate loans in the secondary market. To further control interest rate risk related to its loan servicing portfolio, Bancorp originates a substantial amount of construction loans that typically have terms of one year or less. The turnover in construction loan portfolio assists Bancorp in maintaining a reasonable level of interest rate risk.

Quantitative Information About Market Risk. The primary market risk facing Bancorp is interest rate risk. From an enterprise prospective, Bancorp manages this risk by striving to balance its loan origination activities with the interest rate market. Bancorp attempts to maintain a substantial portion of its loan portfolio in short-term loans such as construction loans. This has proven to be an effective hedge against rapid increases in interest rates as the construction loan portfolio reprices rapidly.

The matching of maturity or repricing of interest earning assets and interest bearing liabilities may be analyzed by examining the extent to which these assets and liabilities are interest rate sensitive and by monitoring the Bank's interest rate sensitivity gap. An interest earning asset or interest bearing liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. The difference between rate sensitive assets and rate sensitive liabilities represents the Bank's interest sensitivity gap.

Exposure to interest rate risk is actively monitored by Bancorp's management. Its objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments. Bancorp uses the OTS Net Portfolio Value ("NPV") model to monitor its exposure to interest rate risk, which calculates changes in NPV. The following table represents Bancorp's NPV at December 31, 2008. The NPV was calculated by the OTS, based upon information provided to the OTS.

INTEREST RATE SENSITIVITY OF NET PORTFOLIO VALUE (NPV)

	Net Portfolio Value			NPV as % of PV of Assets	
Change In Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
	(dollars are in thousands)				
+300 bp	123,807	(14,085)	(10%)	12.58%	(95bp)
+200 bp	131,939	(5,952)	(4%)	13.23%	(31bp)
+100 bp	136,762	(1,130)	(1%)	13.56%	2bp
+50 bp	171,124	33,232	24%	16.88%	334bp
0 bp	137,892			13.53%	
-50 bp	178,397	40,505	29%	17.44%	390bp
-100 bp	140,961	3,069	2%	13.75%	22bp

The above table suggests that if interest rates rise 100 bps, Bancorp's interest sensitive assets would decline in value by $1,130,000.

Item 8. Financial Statements and Supplementary Data

Financial statements and supplementary data are included herein at pages F-1 through F-34.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Under the supervision and with the participation of Bancorp's management, including its Chief Executive Officer and Chief Financial Officer, Bancorp has evaluated the effectiveness of its disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(e)) as of December 31, 2008. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the period covered by this report, Bancorp's disclosure controls and procedures were effective in reaching a reasonable level of assurance that (i) information required to be disclosed by Bancorp in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) information required to be disclosed by Bancorp in its reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Bancorp's management, with the participation of its Chief Executive Officer and Chief Financial Officer, also conducted an evaluation of Bancorp's internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f), to determine whether any changes occurred during the quarter ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, Bancorp's internal control over financial reporting. Based on that evaluation, there were no such changes during the quarter ended December 31, 2008.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Bancorp have been detected. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Severn Bancorp, Inc. ("Bancorp") is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with United States generally accepted accounting principles, and as such, include some amounts that are based on management's best estimates and judgments.

Bancorp's management is responsible for establishing and maintaining effective internal control over financial reporting. The system of internal control over financial reporting, as it relates to the financial statements, is evaluated for effectiveness by management and tested for reliability through a program of internal audits and management testing and review. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management assessed the effectiveness of Bancorp's internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsorship Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on its assessment, management concluded that as of December 31, 2008, Bancorp's internal control over financial reporting is effective and meets the criteria of the *Internal Control – Integrated Framework.*

/s/ Alan J. Hyatt	/s/ Thomas G. Bevivino
Alan J. Hyatt	Thomas G. Bevivino
President and Chief Executive Officer	Principal Financial Officer

Item 9B. Other Information

Bancorp does not have any employees. The executive officers of Bancorp are employees at-will of the Bank. The Board of Directors of the Bank has a Compensation Committee, which determines the compensation of the executive officers of Bancorp. Annually, the Compensation Committee of the Bank's Board of Directors evaluates profiles of comparable financial institutions to assure that the compensation to its executive officers is comparable to its peer group. Other factors used by the Compensation Committee in determining compensation for its executive officers include an assessment of the overall financial condition of the Bank, including an analysis of the Bank's asset quality, interest rate risk exposure, capital position, net income and consistency of earnings. The Bank's return on average assets and return on equity is considered and compared to its peer group. The complexity of the activities of the executive officers are considered, and intangible items are considered such as the reputation and general standing of the Bank within the community and the likelihood of continuing successful and profitable results.

Based on the considerations set forth above, at its meeting on November 18, 2008, the Compensation Committee approved bonuses for the Bank's executive officers for fiscal year 2008 as follows: Alan J. Hyatt, $72,000; S. Scott Kirkley, $30,000; and Thomas G. Bevivino, $40,000. In addition, the Compensation Committee, at its meeting on November 18, 2008, approved the annual base salaries of the Bank's executive officers for fiscal year 2009 as follows: Alan J. Hyatt, $338,000; S. Scott Kirkley, $200,000; and Thomas G. Bevivino, $188,000. Mr. Kirkley has taken a six-month leave of absence effective February 9, 2009, for personal reasons. During his leave of absence, he will receive salary at an annual rate of $100,000.

PART III

Item 10. Directors and Executive Officers of the Registrant and Corporate Governance

Reference is made to the section captioned "Discussion of Proposals Recommended by the Board - Proposal 1: Election of Directors" in Bancorp's Proxy Statement relating to the 2009 Annual Stockholders Meeting ("Proxy Statement"), and the information contained in item 4.1 of this Form 10-K, for the information required by this Item, which is hereby incorporated by reference.

Reference is made to the section captioned "Stock Ownership" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

Reference is made to the section captioned "Section 16(a) Beneficial Ownership Reporting Compliance" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

Bancorp has adopted a code of ethics that applies to its employees, including its chief executive officer, chief financial officer, and persons performing similar functions and directors. A copy of the code of ethics is filed as an exhibit to Bancorp's Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission on March 25, 2004.

Item 11. Executive Compensation

Reference is made to the section captioned "Executive and Director Compensation" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Reference is made to the section captioned "Stock Ownership," and "Executive and Director Compensation" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference. The following table provides certain information as of December 31, 2008 with respect to Bancorp's equity based compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plan approved by security holders	114,950	$15.87	506,050
Equity compensation plans not approved by security holders	-	-	-
Total	114,950	$15.87	506,050

Item 13. Certain Relationships and Related Transactions, and Director Independence

Reference is made to the sections captioned "Executive and Director Compensation - Compensation Committee Interlocks and Insider Participation," and "Executive and Director Compensation - Certain Transactions With Related Persons" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

Reference is made to the section captioned "Director Independence" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

Item 14. Principal Accounting Fees and Services

Reference is made to the section captioned "Discussion of Proposals Recommended by the Board – Proposal 2: Ratification of Appointment of Independent Auditor - Relationship with Independent Auditor" and "Policy on Audit and Examining Committee Pre-Approval of Audit and Non-Audit Services of Independent Auditor" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following consolidated financial statements of Bancorp and its wholly owned subsidiaries are filed as part of this report:

1. Financial Statements
   - Report of Beard Miller Company LLP, independent registered public accounting firm.
   - Consolidated statements of financial condition at December 31, 2008 and December 31, 2007
   - Consolidated statements of income for the years ended December 31, 2008, 2007, and 2006
   - Consolidated statements of cash flows for the years ended December 31, 2008, 2007, and 2006
   - Consolidated statements of stockholders' equity for the years ended December 31, 2008, 2007 and 2006.
   - Notes to consolidated financial statements

2. Financial Statement Schedules
   All financial statement schedules have been omitted, as required information is either inapplicable or included in the consolidated financial statements or related notes.

3. Exhibits
   The following exhibits are filed as part of this report:

Exhibit No.	**Description of Exhibit**
3.1	Articles of Incorporation of Severn Bancorp, Inc., as amended
3.2	Bylaws of Severn Bancorp, Inc., as amended [(1)]
4.1	Warrant for Purchase of Shares of Common Stock [(2)]
10.1+	Description of Compensation of Directors and Officers
10.2+	Stock Option Plan [(3)]
10.3+	Employee Stock Ownership Plan [(4)]
10.4+	Form of Common Stock Option Agreement [(5)]
10.5+	2008 Equity Incentive Plan [(6)]
10.6	Form of Subscription Agreement [(7)]
10.7	Form of Subordinated Note [(7)]
10.8	Purchase Agreement, dated November 21, 2008, between Bancorp and the United States Department of the Treasury [(2)]
14	Code of Ethics [(8)]
21.1	Subsidiaries of Severn Bancorp, Inc. [(9)]
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of CEO pursuant to Section 302 of Sarbanes-Oxley Act of 2002
31.2	Certification of CFO pursuant to Section 302 of Sarbanes-Oxley Act of 2002
32	Certification of CEO and CFO pursuant to Section 906 of Sarbanes-Oxley Act of 2002

+ Denotes management contract, compensatory plan or arrangement.

[(1)] Incorporated by reference from Bancorp's Annual Report on Form 10-K for fiscal year ended December 31, 2007 and filed with Securities and Exchange Commission on March 12, 2008.

[(2)] Incorporated by reference from Bancorp's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 24, 2008.

[3] Incorporated by reference from Bancorp's Annual Report on Form 10-K filed for fiscal year ended December 31, 2004 and with the Securities and Exchange Commission on March 21, 2005.

[4] Incorporated by reference from Bancorp's Registration Statement on Form 10 filed with the Securities and Exchange Commission on June 7, 2002.

[5] Incorporated by reference from Bancorp's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2006.

[6] Incorporated by reference from Bancorp's 2008 Proxy Statement filed with Securities and Exchange Commission on March 12, 2008.

[7] Incorporated by reference from Bancorp's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2008.

[8] Incorporated by reference from Bancorp's Annual Report on Form 10-K for fiscal year ended December 31, 2003 and filed with the Securities and Exchange Commission on March 25, 2004.

[9] Incorporated by reference from Bancorp's Annual Report on Form 10-K for fiscal year ended December 31, 2006 and filed with the Securities and Exchange Commission on March 14, 2007.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEVERN BANCORP, INC.

March 11, 2009

/s/ Alan J. Hyatt
Alan J. Hyatt
Chairman of the Board, President,
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

March 11, 2009	/s/ Alan J. Hyatt Alan J. Hyatt Chairman of the Board, President, Chief Executive Officer and Director
March 11, 2009	/s/ Thomas G. Bevivino Thomas G. Bevivino, Executive Vice President, Chief Financial Officer, Secretary and Treasurer
March 11, 2009	/s/ Melvin E. Meekins, Jr. Melvin E. Meekins, Jr., Vice Chairman of the Board
March 11, 2009	/s/ Melvin Hyatt Melvin Hyatt, Director
March 11, 2009	/s/ Ronald P. Pennington Ronald P. Pennington, Director
March 11, 2009	/s/ T. Theodore Schultz T. Theodore Schultz, Director
March 11, 2009	/s/ Albert W. Shields Albert W. Shields, Director
March 11, 2009	/s/ Louis DiPasquale, Jr. Louis DiPasquale, Jr., Director
March 11, 2009	/s/ Keith Stock Keith Stock, Director

bmc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Severn Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Severn Bancorp, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008. Severn Bancorp, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Severn Bancorp, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Beard Miller Company LLP
Baltimore, Maryland
March 2, 2009

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(dollars in thousands, except per share data)

	December 31,	
	2008	2007
ASSETS		
Cash and due from banks	$14,082	$6,415
Interest bearing deposits in other banks	271	814
Federal funds sold	17,952	4,037
Cash and cash equivalents	32,305	11,266
Investment securities held to maturity	1,345	2,383
Loans held for sale	453	1,101
Loans receivable, net of allowance for loan losses of $14,813 and $10,781, respectively	896,006	891,913
Premises and equipment, net	30,267	31,289
Federal Home Loan Bank stock at cost	8,694	10,172
Accrued interest receivable and other assets	18,581	14,110
Total assets	$987,651	$962,234
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits	$683,866	$652,773
Short-term borrowings	-	15,000
Long-term borrowings	153,000	175,000
Subordinated debentures	24,119	20,619
Accrued interest payable and other liabilities	2,999	3,566
Total liabilities	863,984	866,958
Stockholders' Equity		
Preferred stock, $0.01 par value, 1,000,000 shares authorized:		
Preferred stock series "A", 437,500 and 0 shares issued and outstanding	4	-
Preferred stock series "B", 23,393 and 0 shares issued and outstanding	-	-
Common stock, $0.01 par value, 20,000,000 shares authorized; 10,066,679 shares issued and outstanding	101	101
Additional paid-in capital	73,522	46,768
Retained earnings	50,040	48,407
Total stockholders' equity	123,667	95,276
Total liabilities and stockholders' equity	$987,651	$962,234

The accompanying notes to consolidated financial statements are an integral part of these statements.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF INCOME
(dollars in thousands, except per share data)

	Years Ended December 31,		
Interest Income	2008	2007	2006
Loans	$61,703	$70,275	$68,610
Securities, taxable	74	217	266
Other	695	1,322	1,299
Total interest income	62,472	71,814	70,175
Interest Expense			
Deposits	25,950	29,347	23,706
Short-term borrowings	62	488	438
Long-term borrowings and subordinated debentures	7,491	8,341	7,916
Total interest expense	33,503	38,176	32,060
Net interest income	28,969	33,638	38,115
Provision for loan losses	7,481	2,462	1,561
Net interest income after provision for loan losses	21,488	31,176	36,554
Other Income			
Mortgage banking activities	339	575	817
Real estate commissions	1,035	2,451	2,018
Real estate management fees	664	653	578
Other income	753	657	454
Total other income	2,791	4,336	3,867
Non-Interest Expenses			
Compensation and related expenses	9,117	11,070	10,334
Occupancy	1,640	1,696	706
Foreclosed real estate expenses, net	892	231	-
Legal Fees	719	341	141
Other	4,925	3,154	2,884
Total non-interest expenses	17,293	16,492	14,065
Income before income tax provision	6,986	19,020	26,356
Income tax provision	2,873	7,909	10,608
Net income	$4,113	$11,111	$15,748
Amortization of discount on preferred stock	29	-	-
Dividends on preferred stock	165	-	-
Net income available to common stockholders	$3,919	$11,111	$15,748
Basic earnings per share	$0.39	$1.10	$1.56
Diluted earnings per share	$0.39	$1.10	$1.56

The accompanying notes to consolidated financial statements are an integral part of these statements.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2008, 2007, and 2006
(dollars in thousands, except per share data)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance - December 31, 2005	$ -	$83	$11,516	$61,113	$72,712
Comprehensive Income					
Net income	-	-	-	15,748	15,748
10% Stock dividend (914,943 shares)	-	9	16,576	(16,585)	-
Stock-based compensation	-	-	163	-	163
Dividends on common stock ($.22 per share)	-	-	-	(2,196)	(2,196)
Exercise of stock options (900 shares)	-	-	15	-	15
Balance - December 31, 2006	-	92	28,270	58,080	86,442
Comprehensive Income					
Net income	-	-	-	11,111	11,111
10% Stock dividend (915,004 shares)	-	9	18,357	(18,366)	-
Stock-based compensation	-	-	128	-	128
Dividends on common stock ($.24 per share)	-	-	-	(2,418)	(2,418)
Exercise of stock options (825 shares)	-	-	13	-	13
Balance - December 31, 2007	-	101	46,768	48,407	95,276
Comprehensive Income					
Net income	-	-	-	4,113	4,113
Stock-based compensation	-	-	128	-	128
Dividends on common stock ($.24 per share)	-	-	-	(2,416)	(2,416)
Dividend declared on Series A preferred stock ($.08 per share)	-	-	-	(35)	(35)
Series A preferred stock offering	4	-	3,249	-	3,253
Series B preferred stock offering	-	-	23,348	-	23,348
Amortized of discount on preferred stock	-	-	29	(29)	-
Balance - December 31, 2008	$4	$101	$73,522	$50,040	$123,667

The accompanying notes to consolidated financial statements are an integral part of these statements.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Years Ended December 31,		
	2008	2007	2006
Cash Flows from Operating Activities			
Net income	$4,113	$11,111	$15,748
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of deferred loan fees	(2,546)	(3,263)	(4,211)
Net amortization of premiums and discounts	3	4	31
Provision for loan losses	7,481	2,462	1,561
Provision for depreciation	1,336	1,333	362
Gain on sale of loans	(248)	(177)	(357)
Gain on sale of foreclosed real estate	(209)	-	-
Proceeds from loans sold to others	14,041	20,366	31,925
Loans originated for sale	(13,145)	(18,320)	(31,322)
Stock-based compensation expense	128	128	163
Increase in accrued interest receivable and other assets	(1,146)	(1,513)	(924)
Increase (decrease) in accrued interest payable and other liabilities	(322)	(1,765)	1,781
Net cash provided by operating activities	9,486	10,366	14,757
Cash Flows from Investing Activities			
Proceeds from maturing investment securities	1,000	4,000	-
Principal collected on mortgage backed securities	35	884	988
Net increase in loans	(20,317)	(61,947)	(54,710)
Proceeds from sale of foreclosed real estate	8,173	1,319	-
Investment in premises and equipment	(314)	(4,013)	(10,813)
Proceeds from disposal of premises and equipment	-	1,802	3
Purchase of FHLB stock	-	(704)	(955)
Redemption of FHLB stock	1,478	-	-
Net cash used in investing activities	(9,945)	(58,659)	(65,487)

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(dollars in thousands)

	For the Years Ended December 31,		
	2008	2007	2006
Cash Flows from Financing Activities			
Net increase in deposits	$31,093	$26,249	$31,631
Net decrease in short term borrowings	(15,000)	(3,000)	(8,000)
Additional borrowed funds, long term	30,000	40,000	73,000
Repayment of borrowed funds, long term	(52,000)	(20,000)	(50,000)
Common stock dividends paid	(2,416)	(2,418)	(2,196)
Series "A" preferred stock dividend paid	(35)	-	-
Proceeds from sale of subordinated debentures	3,500	-	-
Proceeds from sale of Series A preferred stock, net	3,253	-	-
Proceeds from sale of Series B preferred stock, net	23,348	-	-
Proceeds from exercise of options	-	13	15
Payment of debt issuance costs	(245)	-	-
Net cash provided by financing activities	21,498	40,844	44,450
Increase (decrease) in cash and cash equivalents	21,039	(7,449)	(6,280)
Cash and cash equivalents at beginning of year	11,266	18,715	24,995
Cash and cash equivalents at end of year	$32,305	$11,266	$18,715
Supplemental disclosure of cash flows information:			
Cash paid during year for:			
Interest	$33,417	$38,326	$32,464
Income taxes	$4,900	$9,065	$11,323
Transfer of loans to foreclosed real estate	$15,258	$3,342	$970

The accompanying notes to consolidated financial statements are an integral part of these statements.

Note 1 - Summary of Significant Accounting Policies

A. **Principles of Consolidation -** The consolidated financial statements include the accounts of Severn Bancorp, Inc. ("Bancorp"), and its wholly-owned subsidiaries, Louis Hyatt, Inc., SBI Mortgage Company and SBI Mortgage Company's subsidiary, Crownsville Development Corporation, and its subsidiary, Crownsville Holdings I, LLC, and Severn Savings Bank, FSB ("the Bank"), and the Bank's subsidiaries, Homeowners Title and Escrow Corporation, Severn Financial Services Corporation, SSB Realty Holdings, LLC, SSB Realty Holdings II, LLC, and HS West, LLC. All intercompany accounts and transactions have been eliminated in the accompanying financial statements.

B. **Business -** The Bank's primary business activity is the acceptance of deposits from the general public and the use of the proceeds for investments and loan originations. The Bank is subject to competition from other financial institutions. In addition, the Bank is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

Bancorp has no reportable segments. Management does not separately allocate expenses, including the cost of funding loan demand, between the retail and real estate operations of Bancorp.

C. **Estimates -** The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the fair value of foreclosed real estate.

D. **Investment Securities Held to Maturity –** Investment securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of held to maturity securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Note 1 - Summary of Significant Accounting Policies - Continued

E. **Loans Held for Sale -** Loans held for sale are carried at lower of cost or market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Mortgage loans held for sale are generally sold with the mortgage servicing rights released by the Bank. Gains and losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold.

F. **Loans -** Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on loans is discontinued at the time the loan is 90 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

G. **Allowance for Loan Losses -** An allowance for loan losses is provided through charges to income in an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectability of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Determining the amount of the allowance for loan losses requires the use of estimates and assumptions, which is permitted under generally accepted accounting principles. Actual results could differ significantly from those estimates. Management believes the allowance for losses on loans is adequate. While management uses available information to estimate losses on loans, future additions to the allowances may be necessary based on changes in economic conditions, particularly in the State of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Note 1 - Summary of Significant Accounting Policies - Continued

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. For such loans that are classified as impaired, an allowance is established when the current market value of the underlying collateral of the impaired loan is lower than the carrying value of that loan. For loans that are not solely collateral dependent, an allowance is established when the present value of the expected future cash flows of the impaired loan is lower than the carrying value of that loan. The general component relates to loans that are classified as doubtful, substandard or special mention, as well as non-classified loans. The general reserve is based on historical loss experience adjusted for qualitative factors.

A loan is considered impaired if it meets either of the following two criteria:

- Loans that are 90 days or more in arrears (nonaccrual loans)
- Loans where, based on current information and events, it is probable that a borrower will be unable to pay all amounts due according to the contractual terms of the loan agreement.

Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

H. **Foreclosed Real Estate -** Real estate acquired through or in the process of foreclosure is recorded at fair value less estimated disposal costs. Management periodically evaluates the recoverability of the carrying value of the real estate acquired through foreclosure using estimates as described under the caption "Allowance for Loan Losses". In the event of a subsequent decline, management provides an allowance to reduce real estate acquired through foreclosure to fair value less estimated disposal cost. Expenses incurred on foreclosed real estate prior to disposition are charged to expense. Gains or losses on the sale of foreclosed real estate are recognized upon disposition of the property. Foreclosed real estate totaled $6,317,000 and $2,993,000 as of December 31, 2008 and 2007, respectively and is included in other assets.

I. **Transfers of Financial Assets** – Transfers of financial assets, including loan and loan participation sales, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from Bancorp, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) Bancorp does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Note 1 - Summary of Significant Accounting Policies - Continued

J. **Premises and Equipment -** Premises and equipment are carried at cost less accumulated depreciation. Depreciation and amortization of premises and equipment is accumulated by the use of the straight-line method over the estimated useful lives of the assets. Additions and improvements are capitalized, and charges for repairs and maintenance are expensed when incurred. The related cost and accumulated depreciation are eliminated from the accounts when an asset is sold or retired and the resultant gain or loss is credited or charged to income.

K. **Income Taxes -** Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based on consideration of available evidence. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

L. **Statement of Cash Flows -** In the statement of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, Federal Home Loan Bank of Atlanta overnight deposits, and federal funds sold. Generally, federal funds are sold for one day periods.

M. **Earnings Per Share -** Basic earnings per share of common stock for the years ended December 31, 2008, 2007 and 2006 is computed by dividing net income available to common stockholders by 10,066,679, 10,066,283 and 10,065,289, respectively, the weighted average number of shares of common stock outstanding for each year. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by Bancorp relate to outstanding stock options, warrants, and convertible preferred stock, and are determined using the treasury stock method. Diluted earnings per share of common stock for the years ended December 31, 2008, 2007 and 2006, is computed by dividing net income for each year by 10,066,679, 10,066,283 and 10,069,056, respectively, the weighted average number of diluted shares of common stock. The above amounts have been retroactively adjusted to give effect to two 10% stock dividends effective March 2007 and 2006.

Note 1 - Summary of Significant Accounting Policies - Continued

N. **Employee Stock Ownership Plan** - Bancorp accounts for its Employee Stock Ownership Plan ("ESOP") in accordance with Statement of Position 93-6 of the Accounting Standards Division of the American Institute of Certified Public Accountants. Bancorp records compensation expense equal to the cash contribution called for under the Plan. All ESOP shares are included in the weighted average shares outstanding for earnings per share computations. All dividends paid on ESOP shares are charged to retained earnings.

O. **Advertising Cost** - Advertising cost is expensed as incurred and totaled $476,000, $460,000 and $287,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

P. **Recent Accounting Pronouncements** - FASB Statement No. 141 (R) "Business Combinations" was issued in December of 2007. This Statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. This Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This new pronouncement will impact the Company's accounting for any business combinations beginning January 1, 2009.

Note 2 - Investment Securities

The amortized cost and fair value of investment securities held to maturity are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(dollars in thousands)		
December 31, 2008:				
Mortgage backed securities	$1,345	$11	$27	$1,329
December 31, 2007:				
Federal Home Loan Bank ("FHLB") Notes	$1,000	$-	$-	$1,000
Mortgage backed securities	1,383	3	56	1,330
	$2,383	$3	$56	$2,330

Note 2 - Investment Securities – Continued

In 2008 and 2007, there were no notes or mortgage-backed securities pledged as collateral.

The following tables show fair value and unrealized losses, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position as of December 31, 2008 and 2007. Included in the table for 2008 and 2007 are four mortgage backed securities. Management believes that the unrealized losses are the result of interest rate levels differing from those existing at the time of purchase of the securities and actual and estimated prepayment speeds. These unrealized losses are considered temporary as they reflect fair values on December 31, 2008 and 2007 and are subject to change daily as interest rates fluctuate.

	Less than 12 months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(dollars in thousands)					
December 31, 2008:						
Mortgage backed securities	$-	$-	$1,151	$27	$1,151	$27
December 31, 2007:						
Mortgage backed securities	$-	$-	$1,150	$56	$1,150	$56

Note 3 - Loans Receivable

Loans receivable consist of the following:

	December 31,	
	2008	2007
	(dollars in thousands)	
Residential mortgage	$355,909	$320,303
Construction, land acquisition and development	242,359	297,823
Land	82,642	93,717
Lines of credit	34,872	29,713
Commercial real estate	214,209	205,755
Commercial non-real estate	3,084	3,416
Home equity	39,040	32,748
Consumer	1,083	2,355
	973,198	985,830
Less		
Loans in process	(57,940)	(78,238)
Allowance for loan losses	(14,813)	(10,781)
Deferred loan origination fees and costs, net	(4,439)	(4,898)
	$896,006	$891,913

Note 3 - Loans Receivable - Continued

Residential lending is generally considered to involve less risk than other forms of lending, although payment experience on these loans is dependent to some extent on economic and market conditions in the Bank's lending area. Multifamily residential, commercial, construction and other loan repayments are generally dependent on the operations of the related properties or the financial condition of its borrower or guarantor. Accordingly, repayment of such loans can be more susceptible to adverse conditions in the real estate market and the regional economy.

A substantial portion of the Bank's loans receivable is mortgage loans secured by residential and commercial real estate properties located in the State of Maryland. Loans are extended only after evaluation by management of customers' creditworthiness and other relevant factors on a case-by-case basis. The Bank generally does not lend more than 90% of the appraised value of a property and requires private mortgage insurance on residential mortgages with loan-to-value ratios in excess of 80%.

In addition, the Bank generally obtains personal guarantees of repayment from borrowers and/or others for construction, commercial and multifamily residential loans and disburses the proceeds of construction and similar loans only as work progresses on the related projects.

The following is a summary of the allowance for loan losses for the years ended December 31:

	2008	2007	2006
		(dollars in thousands)	
Balance at beginning of year	$10,781	$9,026	$7,505
Provision for loan losses	7,481	2,462	1,561
Charge-offs	(3,449)	(707)	(40)
Balance at end of year	$14,813	$10,781	$9,026

The allowance for loan losses is based on management's judgment and evaluation of the loan portfolio. Management assesses the adequacy of the allowance for loan losses and the need for any addition thereto, by considering the nature and size of the loan portfolio, overall portfolio quality, review of specific problem loans, economic conditions that may affect the borrowers' ability to pay or the value of property securing loans, and other relevant factors. While management believes the current allowance is adequate, changing economic and market conditions may require future adjustments to the allowance for loan losses.

Note 3 - Loans Receivable - Continued

The following table presents the Company's non-performing assets as of December 31, 2008 and December 31, 2007 (dollars in thousands):

	December 31, 2008	Number of loans	December 31, 2007	Number of loans
Loans accounted for on a non-accrual basis:				
Mortgage loans:				
Residential - consumer	$30,769	73	$3,975	11
Residential - builder	20,970	45	3,389	6
Non-mortgage loans:				
Consumer	9	2	336	2
Commercial loans	3,047	11	-	-
Total non-accrual loans	$54,795	131	$7,700	19
Accruing loans greater than 90 days past due	$-		$ -	
Foreclosed real-estate	$6,317		$2,993	
Total non-performing assets	$61,112		$10,693	

The following table summarizes the change in impaired loans for the year ended December 31, 2008 (dollars in thousands):

Impaired loans at December 31, 2007	$17,960
Added to impaired loans	77,897
Gross loans transferred to foreclosed real estate	(15,258)
Paid off prior to foreclosure	(10,763)
Impaired loans at December 31, 2008	$69,836

Included in the above impaired loans amount at December 31, 2008 is $15,041,000 of loans that are not in non-accrual status. In addition, there was a total of $45,534,000 of residential real estate loans included in impaired loans at December 31, 2008, of which $25,808,000 were to consumers and $19,726,000 to builders. The collateral supporting impaired loans is individually reviewed by management to determine its estimated fair market value, and a specific reserve is established, if necessary, for the difference between the carrying amount of any loan and the estimated fair market value of the collateral.

Of the impaired loans, $37,444,000 and $8,256,000 had a specific valuation allowance of $5,390,000 and $1,228,000 at December 31, 2008 and 2007, respectively. Impaired loans averaged $43,342,000 during 2008, $18,125,000 during 2007 and $6,614,000 during 2006. Interest income recognized on these loans totaled $2,794,000 during 2008, $925,000 during 2007 and $471,000 during 2006.

Note 3 - Loans Receivable - Continued

Interest income that would have been recorded under the original terms of non-accrual loans and the interest income actually recognized for the years ended December 31, are summarized below:

	2008	2007	2006
		(dollars in thousands)	
Interest income that would have been recorded	$4,430	$649	$416
Interest income recognized	2,045	406	188
Interest income not recognized	$2,385	$243	$228

As of December 31, 2008, the Company had foreclosed real estate consisting of 21 residential properties with a carrying value of $6,317,000. During the year ended December 31, 2008, the Company sold a total of 18 properties previously included in foreclosed real estate. The properties had a combined net book value of $7,964,000 after total write-downs of $287,000, and were sold at a combined net gain of $209,000. In addition, the Company incurred $135,000 in expenses related to the sale of the properties. The following table summarizes the changes in foreclosed real estate for the year ended December 31, 2008, (dollars in thousands):

Foreclosed real estate at December 31, 2007	$ 2,993
Transferred from impaired loans, net of specific reserves of $3,130	12,128
Property improvements	92
Additional write downs	(932)
Property sold	(7,964)
Foreclosed real estate at December 31, 2008	$ 6,317

Mortgage loans serviced for others not included in the accompanying consolidated statements of financial condition totaled $77,617,000 and $62,825,000 at December 31, 2008 and 2007, respectively.

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statement of financial condition. The contract amounts of these instruments express the extent of involvement the Bank has in each class of financial instruments.

The Bank's exposure to credit loss from non-performance by the other party to the above mentioned financial instruments is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unless otherwise noted, the Bank requires collateral or other security to support financial instruments with off-balance-sheet credit risk.

Note 3 - Loans Receivable - Continued

Financial Instruments Whose Contract Amounts Represent Credit Risk	Contract Amount At December 31,	
	2008	2007
	(dollars in thousands)	
Standby letters of credit	$13,183	$9,530
Home equity lines of credit	23,299	22,895
Unadvanced construction commitments	57,940	78,238
Mortgage loan commitments	7,962	1,784
Lines of credit	38,016	35,840
Loans sold with limited repurchase provisions	$472	$4,054

Standby letters of credit are conditional commitments issued by the Bank guaranteeing performance by a customer to various municipalities. These guarantees are issued primarily to support performance arrangements, limited to real estate transactions. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting these letters of credit as deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of December 31, 2008 and 2007 for guarantees under standby letters of credit issued is not material.

Home equity lines of credit are loan commitments to individuals as long as there is no violation of any condition established in the contract. Commitments under home equity lines expire ten years after the date the loan closes and are secured by real estate. The Bank evaluates each customer's credit worthiness on a case-by-case basis.

Mortgage loan commitments not reflected in the accompanying statements at December 31, 2008 include $1,422,000 at a fixed rate of 7.00% and $6,540,000 at floating rates.

Lines of credit are loan commitments to individuals and companies as long as there is no violation of any condition established in the contract. Lines of credit have a fixed expiration date. The Bank evaluates each customer's credit worthiness on a case-by-case basis.

The Bank has entered into several agreements to sell mortgage loans to third parties. These agreements contain limited provisions that require the Bank to repurchase a loan if the loan becomes delinquent within the terms specified by the agreement. The credit risk involved in these financial instruments is essentially the same as that involved in extending loan facilities to customers. No amount has been recognized in the statement of financial condition at December 31, 2008 and 2007 as a liability for credit loss related to these loans. The Bank has never had to repurchase a loan under these agreements.

Note 4 - Premises and Equipment

Premises and equipment are summarized by major classification as follows:

	December 31,		Estimated
	2008	2007	Useful Lives
	(dollars in thousands)		
Land	$1,537	$1,537	-
Building	29,047	28,925	39 Years
Leasehold improvements	1,130	1,068	15-27.5 Years
Furniture, fixtures and equipment	2,575	2,510	3-10 Years
Total at cost	34,289	34,040	
Accumulated depreciation	(4,022)	(2,751)	
	$30,267	$31,289	

Depreciation expense was $1,336,000, $1,333,000, and $362,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

HS West, LLC constructed a building in Annapolis, Maryland that, effective January 2007, serves as Bancorp's and the Bank's administrative headquarters. A branch office of the Bank is included. Interest capitalized during the years ended December 31, 2008, 2007 and 2006 was $0, $319,000 and $1,015,000, respectively.

The Bank leases a branch and an office under two long-term leases, which both expire in 2010. The minimum annual rental payments will be $94,000 in 2009 and $37,000 in 2010.

Total rent expense was $91,000, $89,000, and $147,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Note 5 - Investment in Federal Home Loan Bank of Atlanta Stock

The Bank is required to maintain an investment in the stock of the Federal Home Loan Bank of Atlanta ("FHLB") in an amount equal to at least 1% of the unpaid principal balances of the Bank's residential mortgage loans or 1/20 of its outstanding advances from the FHLB, whichever is greater. Purchases and sales of stock are made directly with the FHLB at par value.

Note 6 - Deposits

Deposits in the Bank as of December 31, 2008 and 2007 consisted of the following:

	2008		2007	
Category	Amount	Percent	Amount	Percent
	(dollars in thousands)			
NOW accounts	$12,813	1.87%	$11,152	1.71%
Money market accounts	44,012	6.44%	87,688	13.43%
Passbooks	53,319	7.80%	14,891	2.28%
Certificates of deposit	554,747	81.12%	523,698	80.23%
Non-interest bearing accounts	18,975	2.77%	15,344	2.35%
Total deposits	$683,866	100.00%	$652,773	100.00%

At December 31, 2008 scheduled maturities of certificates of deposit are as follows:

	Amount
	(dollars in thousands)
One year or less	$441,274
More than 1 year to 2 years	62,953
More than 2 years to 3 years	20,103
More than 3 years to 4 years	18,755
More than 4 years to 5 years	11,662
	$554,747

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $231,659,000 and $235,729,000 at December 31, 2008 and 2007, respectively.

Note 6 - Deposits - Continued

Interest expense on deposits is summarized as follows:

	For Years Ended December 31,		
	2008	2007	2006
		(dollars in thousands)	
NOW accounts	$102	$115	$57
Money market accounts	1,295	3,068	3,076
Passbooks	633	436	573
Certificates of deposit	23,920	25,728	20,000
	$25,950	$29,347	$23,706

Note 7 - Federal Home Loan Bank Advances

The Bank's credit availability under the FHLB of Atlanta's credit availability program was $303,971,000 and $288,670,000 at December 31, 2008 and 2007, respectively. Short-term borrowings with the FHLB were $0 and $15,000,000 at December 31, 2008 and 2007, respectively with interest at 0.00% and 4.40% on these dates. Long-term advances outstanding were $153,000,000 and $175,000,000 at December 31, 2008 and 2007, respectively. The maturities of these long-term advances at December 31, 2008 are as follows (dollars in thousands):

Rate	Amount	Maturity
2.940% to 4.996%	$ 28,000	2009
5.000%	10,000	2010
-%	-	2011
-%	-	2012
-%	-	2013
1.693% to 4.340%	115,000	Thereafter
	$153,000	

The Bank's stock in the Federal Home Loan Bank of Atlanta is pledged as security for the advances and under a blanket floating lien security agreement with the Federal Home Loan Bank of Atlanta. The Bank is required to maintain as collateral for its advances, qualified loans in varying amounts depending on the loan type.

Note 8 - Subordinated Debentures

Bancorp has a non-consolidated subsidiary trust, Severn Capital Trust I, of which 100% of the common equity is owned by Bancorp. The trust was formed for the purpose of issuing corporation-obligated mandatorily redeemable capital securities (the capital securities) to third-party investors and investing the proceeds from the sale of such capital securities solely in subordinated debt securities of Bancorp (the debentures). The debentures held by the trust are the sole assets of the trust. Distributions on the capital securities issued by the trust are payable quarterly at a rate per annum equal to the interest rate being earned by the trust on the debentures held by the trust. The capital securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures. Bancorp has entered into an agreement which, taken collectively, fully and unconditionally guarantees the capital securities subject to the terms of the guarantee. The debentures held by Severn Capital Trust I are first redeemable, in whole or in part, by Bancorp on January 7, 2010.

The subordinated debentures from Bancorp to the trust consist of a $20,619,000 note that matures in 2035 and has a floating rate of interest of LIBOR plus 200 basis points, which was 6.82% and 7.24% at December 31, 2008 and 2007, respectively. $17,000,000 of the proceeds from Bancorp's issuance of the debentures was contributed to the Bank, and qualifies as Tier 1 capital for the Bank under Federal Reserve Board guidelines.

On November 15, 2008, Bancorp completed a private placement offering consisting of a total of 70 units, at an offering price of $100,000 per unit, for gross proceeds of $7.0 million. Each unit consists of 6,250 shares of Bancorp's Series A 8.0% Non-Cumulative Convertible Preferred Stock and Bancorp's Subordinated Note in the original principal amount of $50,000.

The Subordinated Notes earn interest at an annual rate of 8.0%, payable quarterly in arrears on the last day of March, June, September and December commencing December 31, 2008. The Subordinated Notes are redeemable in whole or in part at the option of Bancorp at any time beginning on December 31, 2009 until maturity, which is December 31, 2018. Debt issuance costs totaled $245,000 and are being amortized over 10 years.

Note 9 – Employee Benefit Plans

The Bank has a 401(k) Retirement Savings Plan. Employees may contribute a percentage of their salary up to the maximum amount allowed by law. The Bank is obligated to contribute 50% of the employee's contribution, not to exceed 6% of the employee's annual salary. All employees who have completed one year of service with the Bank are eligible to participate. The Bank's contribution to this plan was $124,000, $149,000 and $128,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

The Bank has an Employee Stock Ownership Plan ("ESOP") for the exclusive benefit of participating employees. The Bank recognized ESOP expense of $142,000, $140,000 and $140,000 for the years ended December 31, 2008, 2007 and 2006, and had unallocated shares in the plan totaling 42,100 and 24,700 as of December 31, 2008 and 2007, respectively.

Note 10 - Stockholders' Equity

In February 2007, Bancorp's Board of Directors declared a 10% stock dividend effective for shares outstanding on March 15, 2007. In addition, in February, 2006, the Board of Directors declared a 10% stock dividend, effective for shares outstanding as of March 28, 2006. All per share data in the accompanying financial statements and all share and per share data in the footnotes have been adjusted to give retroactive effect to these transactions.

As part of the private placement offering discussed in Note 8, Bancorp issued a total of 437,500 shares of its Series A 8.0% Non-Cumulative Convertible Preferred Stock ("Series A Preferred Stock"). The liquidation preference is $8.00 per share. Holders of Series A Preferred Stock will not be entitled to any further distribution on the Series A Preferred Stock. Each share of Series A Preferred Stock is convertible at the option of the holder into one share of Bancorp common stock, subject to adjustment upon certain corporate events. The initial conversion rate is equivalent to an initial conversion price of $8.00 per share of Bancorp common stock. At the option of Bancorp, on and after December 31, 2013, at any time and from time to time, some or all of the Series A Preferred Stock may be converted into shares of Bancorp common stock at the then-applicable conversion rate. Costs related to the issuance of the preferred stock totaled $247,000 and were netted against the proceeds.

If declared by Bancorp's board of directors, cash dividends at an annual rate of 8.0% will be paid quarterly in arrears on the last day of March, June, September and December commencing December 31, 2008. Dividends will not be paid on Bancorp common stock in any quarter until the dividend on the Series A Preferred Stock has been paid for such quarter; however, there is no requirement that Bancorp's board of directors declare any dividends on the Series A Preferred Stock and any unpaid dividends shall not be cumulative.

On November 21, 2008, Bancorp entered into an agreement with the United States Department of the Treasury ("Treasury"), pursuant to which Bancorp issued and sold (i) 23,393 shares of its Series B Fixed Rate Cumulative Perpetual Preferred Stock, par value $0.01 per share and liquidation preference $1,000 per share, (the "Series B Preferred Stock") and (ii) a warrant (the "Warrant") to purchase 556,976 shares of Bancorp's common stock, par value $0.01 per share, for an aggregate purchase price of $23,393,000. Costs related to the issuance of the preferred stock and warrants totaled $45,000 and were netted against the proceeds.

The Series B Preferred Stock qualifies as Tier 1 capital and will pay cumulative compounding dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Series B Preferred Stock may be redeemed by Bancorp after three years. Prior to the end of three years, the Series B Preferred Stock may not be redeemed by Bancorp except with proceeds from one or more Qualified Equity Offerings, as defined in the Purchase Agreement.

The Series B Preferred Stock has no maturity date and ranks pari passu with Bancorp's existing Series A Preferred Stock, in terms of dividend payments and distributions upon liquidation, dissolution and winding up of Bancorp.

Note 10 - Stockholders' Equity - continued

The Series B Preferred Stock is non-voting, other than class voting rights on certain matters that could adversely affect the Series B Preferred Stock. If dividends on the Series B Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more, whether consecutive or not, Bancorp's authorized number of directors will be automatically increased by two and the holders of the Series B Preferred Stock, voting together with holders of any then outstanding voting parity stock, will have the right to elect those directors at Bancorp's next annual meeting of stockholders or at a special meeting of stockholders called for that purpose. These preferred share directors will be elected annually and serve until all accrued and unpaid dividends on the Series B Preferred Stock have been paid.

The Warrant has a 10-year term and is immediately exercisable at an exercise price of $6.30 per share of Common Stock. The exercise price and number of shares subject to the Warrant are both subject to anti-dilution adjustments. If Bancorp receives aggregate gross cash proceeds of not less than $23,393,000 from Qualified Equity Offerings on or prior to December 31, 2009, the number of shares of Common Stock issuable pursuant to Treasury's exercise of the Warrant will be reduced by one half of the original number of shares, taking into account all adjustments, underlying the Warrant. Pursuant to the Purchase Agreement, Treasury has agreed not to exercise voting power with respect to any shares of Common Stock issued upon exercise of the Warrant.

Bancorp's ability to declare dividends on its common stock is limited by the terms of Bancorp's Series A preferred stock and Series B preferred stock. Bancorp may not declare or pay any dividend on, make any distributions relating to, or redeem, purchase, acquire or make a liquidation payment relating to, or make any guarantee payment with respect to its common stock in any quarter until the dividend on the Series A Preferred Stock has been declared and paid for such quarter, subject to certain minor exceptions. Additionally, prior to November 21, 2011, unless Bancorp has redeemed the Series B preferred stock or the Treasury Department has transferred the Series B preferred stock to a third party, Bancorp may not, without the consent of the Treasury (1) declare or pay any dividend or make any distribution on its common stock (other than regular quarterly cash dividends of not more than $0.06 per share) or (2) redeem, purchase or acquire any shares of our common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Letter Agreement with the Treasury Department.

Additionally, under the terms of Bancorp's 2035 Debentures, if (i) there has occurred and is continuing an event of default, (ii) Bancorp is in default with respect to payment of any obligations under the related guarantee or (iii) Bancorp has given notice of its election to defer payments of interest on the 2035 Debentures by extending the interest distribution period as provided in the indenture governing the 2035 Debentures and such period, or any extension thereof, has commenced and is continuing, then Bancorp may not, among other things, declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock, including common stock.

Note 11- Stock-Based Compensation

The Company has a stock-based compensation plan for directors, officers, and other key employees of the Company. The aggregate number of shares of common stock that may be issued with respect to the awards granted under the plan is 500,000 plus any shares forfeited

Note 11- Stock-Based Compensation - Continued

under the Company's old stock-based compensation plan. Under the terms of the plan, the Company has the ability to grant various stock compensation incentives, including stock options, stock appreciation rights, and restricted stock. The stock-based compensation is granted under terms and conditions determined by the Compensation Committee of the Board of Directors. Under the stock based compensation plan, stock options generally have a maximum term of ten years, and are granted with an exercise price at least equal to the fair market value of the common stock on the date the options are granted. Generally, options granted to directors of the Company vest immediately, and options granted to officers and employees vest over a five-year period, although the Compensation Committee has the authority to provide for different vesting schedules.

The Company follows SFAS 123R to account for stock-based compensation. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the statement of income at fair value. SFAS 123R requires an entity to recognize the expense of employee services received in share-based payment transactions and measure the expense based on the grant date fair value of the award. The expense is recognized over the period during which an employee is required to provide service in exchange for the award. Stock-based compensation expense included in the consolidated statements of income for the years ended December 31, 2008, 2007 and 2006 totaled $128,000, $128,000 and $163,000, respectively. The total income tax benefit recognized in the consolidated statements of income for stock-based compensation for the years ended December 31, 2008, 2007 and 2006 was $0.

No options were granted in 2008 and 2007. The weighted average grant-date fair value of options granted in 2006 was $5.56. The fair value of the options awarded under the option plan is estimated on the date of grant using the Black-Scholes valuation model, which is dependent upon certain assumptions as presented below:

	2006
Expected life (in years)	4.83
Risk-free interest rate	4.59%
Expected volatility	53.66%
Expected dividend yield	4.54%

The expected life of the options was estimated using the average vesting period of the options granted and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is the U.S. Treasury rate commensurate with the expected life of the options on the grant date. Volatility of the Company's stock price was based on historical volatility. Dividend yield was based on historical dividends divided by the average market price for that period.

Note 11- Stock-Based Compensation - Continued

Information regarding the Company's stock option plan as of and for the years ended December 31, 2008 and 2007 is as follows:

	Shares	Weighted Average Price	Weighted Average Remaining Life	Aggregate Intrinsic Value
Options outstanding, December 31, 2006	123,640	$ 15.85		
Options granted	-	-		
Options exercised	(825)	15.62		$-
Options outstanding, December 31, 2007	122,815	15.85		
Options granted	-	-		
Options exercised	-	-		
Options forfeited	(7,865)	15.62		
Options outstanding, December 31, 2008	114,950	$15.87	1.97	$-
Options exercisable, December 31, 2008	69,071	$15.87	0.14	$-
Option price range at December 31, 2008	$15.62 to $17.18			

The following table summarizes the nonvested options in the Company's stock option plan as of December 31, 2008.

	Shares	Weighted Average Price
Nonvested options outstanding, December 31, 2007	72,035	15.87
Nonvested options granted	-	-
Nonvested options vested	(18,291)	15.85
Nonvested options forfeited	(7,865)	15.62
Nonvested options outstanding, December 31, 2008	45,879	$15.89

As of December 31, 2008, there was $275,000 of total unrecognized stock-based compensation cost related to non-vested stock options, which is expected to be recognized over a period of twenty-six months.

Note 12 - Regulatory Matters

The Bank is required to maintain an average daily balance with the Federal Reserve Bank in a non-interest bearing account. The amount in such account at December 31, 2008 was $300,000.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital

Note 12 - Regulatory Matters - Continued

amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) and risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2008, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2008, the most recent notification from the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios are also presented in the table.

The following table presents the Bank's actual capital amounts and ratios at December 31, 2008 and 2007:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	%	Amount	%	Amount	%
			(dollars in thousands)			
December 31, 2008						
Tangible (1)	$132,890	13.5%	$14,743	1.50%	N/A	N/A
Tier I capital (2)	132,890	16.9%	N/A	N/A	$47,047	6.00%
Core (1)	132,890	13.5%	39,314	4.00%	49,142	5.00%
Total (2)	142,199	18.1%	62,730	8.00%	78,412	10.00%
December 31, 2007						
Tangible (1)	$107,734	11.3%	$14,321	1.50%	N/A	N/A
Tier I capital (2)	107,734	13.7%	N/A	N/A	$47,144	6.00%
Core (1)	107,734	11.3%	38,190	4.00%	47,737	5.00%
Total (2)	117,205	14.9%	62,859	8.00%	78,573	10.00%

(1) To adjusted total assets.
(2) To risk-weighted assets.

Bancorp's main source of income is dividends from the Bank. As a result, Bancorp's dividends to its shareholders will depend primarily upon receipt of dividends from the Bank.

OTS regulations limit the payment of dividends and other capital distributions by the Bank. The Bank is required to obtain OTS approval if the total amount of the Bank's capital distribution (including the proposed dividend) for the current year exceeds net income for that year to date plus the Bank's retained net income for the preceding two years. Additionally, the Bank may not

Note 12 - Regulatory Matters - Continued

pay dividends on its stock in an amount that would reduce its capital levels below its regulatory capital requirements.

Note 13 - Income Taxes

The income tax provision consists of the following for the years ended December 31:

	2008	2007	2006
		(dollars in thousands)	
Current			
Federal	$3,747	$7,471	$9,186
State	965	1,595	2,043
	4,712	9,066	11,229
Deferred			
Federal	(1,461)	(863)	(511)
State	(378)	(294)	(110)
	(1,839)	(1,157)	(621)
Total income tax provision	$2,873	$7,909	$10,608

The amount computed by applying the statutory federal income tax rate to income before federal taxes is greater than the taxes provided for the following reasons for the years ended December 31:

	2008		2007		2006	
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
			(dollars in thousands)			
Statutory Federal income tax rate	$2,375	34.0%	$6,657	35.0%	$9,225	35.0%
State tax net of Federal income tax benefit	387	5.5%	846	4.5%	1,256	4.8%
Other adjustments	111	1.6%	406	2.1%	127	0.4%
	$2,873	41.1%	$7,909	41.6%	$10,608	40.2%

The Company does not have any unrecognized tax benefits at December 31, 2008 or 2007.

Note 13 - Income Taxes - Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2008 and 2007 are presented below:

	2008	2007
	(dollars in thousands)	
Deferred Tax Assets:		
Allowances for loan losses	$5,979	$4,352
Reserve on foreclosed real estate	286	32
Reserve for uncollected interest	758	261
Other	42	26
Total deferred tax assets	7,065	4,671
Deferred Tax Liabilities:		
Federal Home Loan Bank stock dividends	(84)	(84)
Loan origination costs	(715)	(874)
Accelerated depreciation	(875)	(342)
Prepaid expenses	(301)	(119)
Other	(1)	(2)
Total deferred tax liabilities	(1,976)	(1,421)
Net deferred tax assets	$5,089	$3,250

Note 14 - Related Party Transactions

During the years ended December 31, 2008, 2007 and 2006, the Bank engaged in the transactions described below with parties that may be deemed affiliated.

Prior to 2007, two subsidiaries rented property from a director of the Bank. Rent paid on these properties was $56,000 for the year ended December 31, 2006.

During January, 2007, a law firm, in which the President of the Company and Bank is a partner, entered into a five year lease agreement with a subsidiary of the Company. The term of the lease is five years with the option to renew the lease for three additional five year terms. The total lease payments received by the subsidiary were $382,000 and $231,000 for the years ended December 31, 2008 and 2007, respectively. In addition, the law firm represents the Company and the Bank in certain legal matters. The fees for services rendered by that firm were $715,000, $315,000 and $325,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

During 2008, the President and a Director of the Company and Bank each received a director fee of $127,500 for services relating to the Company's private placement sale of its Series A Preferred Stock and Subordinated Notes.

Note 15 - Fair Value of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at year-end.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The Company adopted SFAS 157 effective for its fiscal year beginning January 1, 2008.

The primary effect of SFAS 157 on the Company was to expand the required disclosures pertaining to loans accounted for under SFAS No. 114 and foreclosed real estate.

In December 2007, the FASB issued FASB Staff Position 157-2, *"Effective Date of FASB Statement No. 157"* ("FSP 157-2"). FSP 157-2 delays the effective date of SFAS 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. In October 2008, the FASB issued FASB Staff Position 157-3, *"Determining the Fair Value of a Financial Asset When the Market for the Asset is Not Active"* ("FSP 157-3"), to clarify the application of the provisions of SFAS 157 in an inactive market and how an entity would determine fair value in an inactive market. FSP 157-3 is effective immediately and applies to the Company's December 31, 2008 financial statements. The adoption of SFAS 157 and FSP 157-3 had no impact on the amounts reported in the financial statements.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair market hierarchy under SFAS 157 are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported with little or no market activity).

An asset or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Note 15 - Fair Value of Financial Instruments - Continued

The following table summarizes the valuation of assets and liabilities measured at fair value on a non-recurring basis, by the above SFAS 157 pricing observability as of December 31, 2008 (dollars in thousands):

	Fair Value Measurement at Reporting Date Using			
	Total	Level 1	Level 2	Level 3
Loans accounted for under SFAS 114	$32,054	-	-	$32,054
Foreclosed real estate	6,317	-	-	6,317

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Bank's financial instruments at December 31, 2008 and 2007.

Cash and cash equivalents:
The carrying amount reported in the balance sheet for cash and cash equivalents approximate those assets fair values.

Investment Securities:
The Company utilizes a third party source to determine the fair value of its fixed income securities. The methodology consists of pricing models based on asset class and includes available trade, bid, other market information, broker quotes, proprietary models, various databases and trading desk quotes, some of which are heavily influenced by unobservable inputs.

FHLB stock:
The carrying amount of FHLB stock approximates fair value.

Loans held for sale:
The value of loans held for sale is based primarily on investor quotes.

Loans receivable:
The fair values of loans receivable was estimated using discounted cash flow analyses, using market interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. These rates were used for each aggregated category of loans as reported on the Office of Thrift Supervision Quarterly Report.

Impaired loans are those that are accounted for under FASB Statement No. 114, *"Accounting by Creditors for Impairment of a Loan"* ("SFAS 114"), in which the Company has measured impairment generally based on the fair value of the loan's collateral. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. The fair value consists of the loan balances of $37,444,000 less their specific valuation allowances of $5,390,000, as determined under SFAS 114.

Note 15 - Fair Value of Financial Instruments - Continued

Foreclosed Real Estate: Real estate acquired through or in the process of foreclosure is recorded at fair value less estimated disposal costs. Management periodically evaluates the recoverability of the carrying value of the real estate acquired through foreclosure using estimates as described under the caption "Allowance for Loan Losses". In the event of a subsequent decline, management provides an allowance to reduce real estate acquired through foreclosure to fair value less estimated disposal cost. Expenses incurred on foreclosed real estate prior to disposition are charged to expense. Gains or losses on the sale of foreclosed real estate are recognized upon disposition of the property. Foreclosed real estate totaled $6,317,000 and $2,993,000 as of December 31, 2008 and 2007, respectively and is included in other assets.

Accrued interest receivable and payable:
The carrying amount of accrued interest receivable and accrued interest payable approximates its fair value.

Deposit liabilities:
The fair values disclosed for demand deposit accounts, savings accounts and money market deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

FHLB advances and Subordinated debentures:
Fair values of long-term debt are estimated using discounted cash flow analysis, based on rates currently available for advances from the FHLB with similar terms and remaining maturities. The fair value of subordinated debentures is equal to the recorded value because either the subordinated debentures have a variable rate of interest, or have been entered into recently.

Off-balance sheet financial instruments:
Fair values for the Company's off-balance sheet financial instruments (lending commitments and letters of credit) are not significant and based on fees currently charged to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties credit standing.

The following table summarizes the roll forward of level 3 assets for the year ended December 31, 2008 (dollars in thousands):

	Impaired Loans	Foreclosed Real Estate
Balance at December 31, 2007	$6,599	$2,993
Transfer to foreclosed real estate	(7,300)	12,128
Additions	45,370	92
Additional reserves	(7,293)	(932)
Paid off/sold	(5,322)	(7,964)
Balance at December 31, 2008	$32,054	$6,317

Note 15 - Fair Value of Financial Instruments - Continued

The above $7,293,000 in additional reserves recorded against impaired loans was included in the provision for loan losses on the statement of income for the year ended December 31, 2008. The $932,000 of additional reserves recorded against foreclosed real estate was included in other non-interest expenses on the statement of income for the year ended December 31, 2008. Included in the $12,128,000 of loans transferred to foreclosed real estate were 7 loans totaling $4,828,000 that were not considered impaired per SFAS No. 114.

The estimated fair values of the Bank's financial instruments are as follows:

	December 31, 2008		December 31, 2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(dollars in thousands)			
Financial Assets				
Cash and cash equivalents	$32,305	$32,305	$11,266	$11,266
Investment securities	1,345	1,329	2,383	2,330
FHLB stock	8,694	8,694	10,172	10,172
Loans held for sale	453	453	1,101	1,101
Loans receivable, net	896,006	899,991	891,913	877,647
Accrued interest receivable	4,363	4,363	5,330	5,330
Financial Liabilities				
Deposits	$683,866	$687,067	$652,773	$653,433
FHLB advances	153,000	151,142	190,000	186,275
Subordinated debentures	24,119	24,119	20,619	20,619
Accrued interest payable	1,120	1,120	1,034	1,034
Off Balance Sheet Commitments	$ -	$ -	$ -	$ -

Note 16 - Condensed Financial Information (Parent Company Only)

Information as to the financial position of Severn Bancorp, Inc. as of December 31, 2008 and 2007 and results of operations and cash flows for each of the years ended December 31, 2008, 2007 and 2006 is summarized below.

	December 31, 2008	December 31, 2007
	(dollars in thousands)	
Statements of Financial Condition		
Cash	$8,289	$1,905
Equity in net assets of subsidiaries:		
Bank	132,890	107,734
Non-Bank	4,887	4,367
Loans, net of allowance for loan losses of $41 and $0, respectively	1,157	1,199
Other assets	1,317	1,628
Total assets	$148,540	$116,833
Subordinated debentures	$24,119	$20,619
Other liabilities	754	938
Total liabilities	24,873	21,557
Stockholders' equity	123,667	95,276
Total liabilities and stockholders' equity	$148,540	$116,833

	For the Years Ended December 31, 2008	2007	2006
	(dollars in thousands)		
Statements of Income			
Interest income	$ 118	$ 116	$ 129
Interest expense on subordinated debentures	1,188	1,487	1,443
Net interest expense	(1,070)	(1,371)	(1,314)
Dividends received from subsidiaries	3,393	6,182	3,424
General and administrative expenses	50	282	292
Income before income taxes and equity in undistributed net income of subsidiaries	2,273	4,529	1,818
Income tax benefit	57	2	415
Equity in undistributed net income of subsidiaries	1,783	6,580	13,515
Net income	$4,113	$11,111	$15,748

Note 16 - Condensed Financial Information (Parent Company Only) - Continued

Statements of Cash Flows

	For the Years Ended December 31, 2008	2007	2006
	(dollars in thousands)		
Cash Flows from Operating Activities:			
Net income	$4,113	$11,111	$15,748
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(1,783)	(6,580)	(13,515)
Provision for loan losses	41	-	-
(Increase) decrease in other assets	311	(705)	(57)
Stock-based compensation expense	128	128	163
Increase (decrease) in other liabilities	61	153	(300)
Cash provided by operating activities	2,871	4,107	2,039
Cash Flows from Investing Activities:			
Net decrease in loans	1	-	657
Investment in subsidiaries	(23,893)	(1,440)	(700)
Cash used in investing activities	(23,892)	(1,440)	(43)
Cash Flows from Financing Activities:			
Dividends paid on common stock	(2,416)	(2,418)	(2,196)
Series A preferred stock dividend paid	(35)	-	-
Proceeds from sale of subordinated debentures	3,500	-	-
Proceeds from sale of Series A preferred stock, net	3,253	-	-
Proceeds from sale of Series B preferred stock, net	23,348	-	-
Proceeds from exercise of options	-	13	15
Payment of debt issuance cost	(245)	-	-
Cash provided by (used in) financing activities	27,405	(2,405)	(2,181)
Increase (decrease) in cash and cash equivalents	6,384	262	(185)
Cash and cash equivalents at beginning of year	1,905	1,643	1,828
Cash and cash equivalents at end of year	$8,289	$1,905	$1,643

Note 17 - Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data for the year ended December 31, 2008 is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(dollars in thousands, except per share data)			
Interest income	$17,151	$15,741	$15,048	$14,532
Interest expense	9,234	8,363	7,924	7,982
Net interest income	7,917	7,378	7,124	6,550
Provision for loan losses	750	750	2,865	3,116
Net interest income after provision for loan losses	7,167	6,628	4,259	3,434
Other income	520	852	737	682
Other expenses	4,086	4,734	3,988	4,485
Income (loss) before income tax provision	3,601	2,746	1,008	(369)
Income tax provision (benefit)	1,466	1,125	421	(139)
Net income (loss)	$2,135	$1,621	$587	$(230)
Per share data:				
Earnings (loss) – basic	$.21	$.16	$.06	$(.04)
Earnings (loss) – diluted	$.21	$.16	$.06	$(.04)

Summarized unaudited quarterly financial data for the year ended December 31, 2007 is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(dollars in thousands, except per share data)			
Interest income	$18,013	$17,987	$18,201	$17,613
Interest expense	8,956	9,449	9,872	9,899
Net interest income	9,057	8,538	8,329	7,714
Provision for loan losses	425	537	750	750
Net interest income after provision for loan losses	8,632	8,001	7,579	6,964
Other income	1,689	1,292	673	682
Other expenses	4,386	4,349	4,014	3,743
Income before income tax provision	5,935	4,944	4,238	3,903
Income tax provision	2,445	2,053	1,806	1,605
Net income	$3,490	$2,891	$2,432	$2,298
Per share data				
Earnings – basic[1]	$.35	$.29	$.24	$.23
Earnings – diluted[1]	$.35	$.29	$.24	$.23

[1] Retroactively adjusted to reflect a 10% stock dividend declared February 20, 2007 and a 10% stock dividend declared February 21, 2006.

ARTICLES OF INCORPORATION
OF
SEVERN BANCORP, INC.

The undersigned, Alan J. Hyatt, whose post office address is 1919A West Street, Annapolis, Maryland 21401, being at least eighteen years of age, acting as incorporator, does hereby form a corporation under the General Laws of the State of Maryland with the following Articles of Incorporation:

ARTICLE I

Name

The name of the Corporation is Severn Bancorp, Inc. (herein the "Corporation").

ARTICLE II

Principal Office

The post office address of the principal office of the Corporation in the State of Maryland is 1919A West Street, Annapolis, Maryland 21401.

ARTICLE III

Powers

The purpose for which the Corporation is organized is to act as a financial institution holding company and to transact all other lawful business for which corporations may be incorporated pursuant to the General Laws of the State of Maryland. The Corporation shall have all the powers of a Corporation organized under the General Laws of the State of Maryland.

ARTICLE IV

Resident Agent

The name and post office address of the resident agent of the Corporation in Maryland is Alan J. Hyatt, 1919 West Street, Annapolis, Maryland, 21401. The resident agent is a citizen of the State of Maryland and actually resides therein.

ARTICLE V

Capital Stock

A. Number. The total number of shares of all classes of stock which the Corporation shall have authority to issue is Three Million (3,000,000) shares of which Two Million (2,000,000) shares shall be common stock of the par value of $0.01 per share, all of one class, and of which One Million (1,000,000) shares shall be Serial Preferred Stock of the par value of $0.01 per share.

Shares, whether now or hereafter authorized, may be issued by the Corporation from time to time upon the approval of the board of directors of the Corporation and without the approval of the stockholders except as otherwise provided in this Article V or the rules of a national securities exchange, if applicable. The consideration for the issuance of the shares shall be paid to or received by the Corporation in full before their issuance and shall not be less than the par value per share.

B. Dividends. The holders of the common stock are entitled at all times to one vote for each share and to such dividends as the Board of Directors may in their discretion legally declare, subject, however, to the voting and dividend rights, if any, of the holders of the Preferred Stock. In the event of any liquidation, dissolution or winding up of the Corporation, the remaining assets of the Corporation after the payment of all debts and necessary expenses, subject, however, to the right of the holders of the Preferred Stock then outstanding, shall be distributed among the holders of the Common Stock pro rata in accordance with their respective holdings. The Common Stock is subject to all of the terms and provisions of the Preferred Stock as fixed by the Board of Directors as hereinafter provided.

C. Preferred Stock. The Board of Directors shall have the authority to classify and reclassify any unissued shares of Preferred Stock by authorizing the issuance of the Preferred Stock in one or more series with such distinctive designations as may be established by the Board of Directors and any such series: (a) may have such voting powers, full or limited, or may be without voting powers; (b) may be subject to redemption at such time and at such prices; (c) may be entitled to receive dividends (which may be cumulative or noncumulative) at such rate or rates, on such conditions, and at such times and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of stock; (d) may have such rights upon the dissolution of, or upon distribution of the assets of, the Corporation; (e) may be made convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the Corporation, at such price or prices or at such rates of exchange, and with such adjustments; and (f) shall have such other preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, terms or conditions of redemption or other rights, as shall hereafter be authorized by the Board of Directors and stated and expressed in sections supplementary to this charter document providing for the issuance of such Preferred Stock.

ARTICLE VI

Preemptive Rights

No holder of any of the shares of any class or series of stock or of options, warrants, or other rights to purchase shares of any class or series of stocks or of other securities of the Corporation shall have any preemptive right to purchase or subscribe for any unissued stock of any class or series, or any unissued bonds, certificates of indebtedness, debentures or other securities convertible into or exchangeable for stock of any class or series or carrying the right to purchase stock of any class or series.

ARTICLE VII

Repurchase of Shares

The Corporation may from time to time, pursuant to authorization by the Board of Directors of the Corporation and without action by the stockholders, purchase or otherwise acquire shares of any class, bonds, debentures, or other securities of the Corporation in such manner, upon such terms, and in such amounts as the Board of Directors shall determine; subject, however, to such limitations or restrictions, if any, as are contained in the express terms of any class of shares of the Corporation outstanding at the time of the purchase or acquisition in question or as are imposed by law.

ARTICLE VIII

Meetings of Shareholders; Cumulative Voting

A. Anytime in the interval between annual meetings, a special meeting of stockholders may only be called by the Chairman of the Board, the President, by a majority of the Board of Directors by vote at a meeting or in writing, or by the written request of the holders of a minimum of 25% of the outstanding capital stock entitled to vote at the meeting.

B. Stockholders shall not have cumulative voting rights.

ARTICLE IX

Initial Directors

The Corporation shall be under the direction of a Board of Directors which shall initially consist of eleven (11) directors. The number of directors may be increased or decreased pursuant to the bylaws of the Corporation, but shall never be fewer than the minimum number required by applicable law, nor more than fifteen (15). The names of the directors who shall act until the first meeting or until their successors are duly chosen and qualified are:

Alan J. Hyatt	Carroll H. Hynson	H. Erle Schafer
Melvin E. Meekins	S. Scott Kirkley	T. Theodore Schultz
Louis DiPasquale	Ronald Pennington	Keith Stock
Melvin Hyatt	Vincent J. Pompa	

ARTICLE X

Directors

A. Classified Board. The Board of Directors shall be divided into three classes, Class I, Class II, and Class III. Each such class shall consist, as nearly as possible, of one-third of the total number of directors and any remaining directors shall be included within such class or classes as the Board of Directors shall designate.

The following persons shall constitute Class I and shall serve as directors until the 1991 annual meeting of stockholders: Alan J. Hyatt, Melvin E. Meekins, Louis DiPasquale, and Melvin Hyatt.

The following persons shall constitute Class II and shall serve as directors until the 1992 annual meeting of stockholders: Carroll H. Hynson, S. Scott Kirkley, Ronald Pennington, and Vincent J. Pompa.

The following persons shall constitute Class III and shall serve as directors until the 1993 annual meeting of stockholders: H. Erle Schafer, Keith Stock, and T. Theodore Schultz.

At each annual meeting of stockholders beginning in 1991, successors to the class of directors whose term expires at that annual meeting shall be elected for a term of three years.

If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible. A director shall hold office, subject to any removal, death, resignation, or retirement until the annual meeting for the year in which his term expires and until his successor shall be elected and qualifies.

To the extent that any holders of any class or series of stock other than Common Stock shall have the separate right, voting as a class or series, to elect directors, the directors elected by such class or series shall be deemed to constitute an additional class of directors and shall have a term of office for one year or such other period as may be designated by the provisions of such class or series providing such separate voting rights to the holders of such class or series of stock, and any such class of directors shall be in addition to the classes designated above.

B. Removal. Any director of the Corporation may be removed with cause by the affirmative vote of the holders of 75 percent of all the votes entitled to be cast for the election of directors but no director may be removed by the stockholders without cause.

ARTICLE XI

Indemnification and Limitations on Liability

A. Indemnification. The Corporation shall indemnify: (a) its directors to the full extent provided under the Maryland General Corporation Law now or hereafter in force, including the advance of expenses under the procedures provided by such laws; (b) its officers to the same extent it shall indemnify its directors; and (c) its officers who are not directors to such further extent as shall be authorized by the Board of Directors and be consistent with law. The foregoing shall not limit the authority of the Corporation to indemnify other employees and agents consistent with law.

B. Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability.

C. Limitations on Liability. To the fullest extent permitted by Maryland statutory or decisional law, as amended or interpreted, no director or officer of this Corporation shall be personally liable to the Corporation or its shareholders for money damages. No amendment of the Charter of the Corporation or repeal of any of its provisions' shall limit or eliminate the benefits provided to directors and officers under this provision with respect to any act or omission which occurred prior to such amendment or repeal.

ARTICLE XII

Acquisition Proposals

The Board of Directors shall base the response of the Corporation to any "Acquisition Proposal" on the Board of Directors' evaluation of what is in the best interest of the Corporation. In evaluating what is in the best interest of the Corporation, the Board of Directors shall consider:

(a) The best interest of the stockholders. For this purpose, the Board shall consider among other factors, not only the consideration offered in the Acquisition Proposal in relation to the then current market price of the Corporation's stock, but also in relation to the current value of the Corporation in a freely negotiated transaction and in relation to the Board of Directors' then estimate of the future value of the Corporation as an independent entity or as the subject of a future Acquisition Proposal

(b) The best interests of depositors of banks affiliated with the Corporation and of other creditors of the Corporation and its subsidiaries; and

(c) Such other factors as the Board of Directors determines to be relevant, including, among other factors, the social, legal and economic effects upon employees, suppliers, customers and the business of the Corporation and its subsidiaries and on the communities in which the Corporation and its subsidiaries operate or are located.

"Acquisition Proposal" means any proposal for the consolidation or merger of the Corporation with another corporation, any share exchange involving the Corporation's outstanding capital stock, any liquidation or dissolution of the Corporation, any transfer of all or a material portion of the assets of the Corporation, and any tender offer or exchange offer for any of the Corporation's outstanding stock.

ARTICLE XIII

Amendment of Articles of Incorporation

The Corporation reserves the right to repeal, alter, amend or rescind any provision contained in these Articles in the manner now or hereafter prescribed by law, and all rights conferred on stockholders herein are granted subject to this reservation. Notwithstanding the foregoing, the provisions set forth in Articles VI through XIV, inclusively, of these Articles may not be repealed, altered, amended or rescinded in any respect unless the same is approved by the affirmative vote of the holders of not less than 80% of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (after giving effect to the provisions of Article V) cast at a meeting of the stockholders called for that purpose.

ARTICLE XIV

Duration

The duration of the Corporation shall be perpetual.

IN WITNESS WHEREOF,I, Alan J. Hyatt, being the hereinabove named incorporator, do hereby acknowledge these Articles of Incorporation to be my act and deed on this 28th day of August, 1990.

/s/ Alan J. Hyatt

Alan J. Hyatt, Incorporator

SEVERN BANCORP, INC.
ARTICLES OF AMENDMENT

Severn Bancorp, Inc., a Maryland corporation, having its principal office at 1919A West Street, Annapolis, Maryland 21401 (the "Corporation") hereby certifies to the State Department of Assessments and Taxation of Maryland (the "Department") that:

FIRST: Pursuant to Section 2-607(b) of the Corporations and Associations Article of the Annotated Code of Maryland (the "Code"), immediately prior to these Articles of Amendment:

(i) the total number of shares of stock of all classes which the Corporation has authority to issue is 3,000,000 shares, of which 2,000,000 shares are common stock with a par value of $0.01 per share and 1,000,000 shares are preferred shares with a par value of $0.01 per share;

(ii) the aggregate par value of the 3,000,000 shares is $30,000; and

(iii) the information required by Section 2-607(b)(2)(i) is not changed by these Articles of Amendment. As amended, the total number of shares of stock of all classes which the Corporation has authority to issue is 21,000,000 shares, of which 20,000,000 shares are common stock with a par value of $0.01 per share and 1,000,000 shares are preferred stock with a par value of $0.01 per share, and the aggregate par value of the 21,000,000 shares is $210,000.

SECOND: The Articles of Incorporation (the "Articles") of the Corporation are amended as follows:

(i) Article V, Part A of the Articles is deleted in its entirety and replaced with the following: "The total number of shares of all classes of stock which the Corporation shall have authority to issue is Twenty-One Million (21,000,000) shares, of which Twenty Million (20,000,000) shares shall be common stock with a par value of $0.01 per share, all of one class, and of which One Million (1,000,000) shares shall be serial preferred stock with a par value of $0.01 per share. Shares, whether now or hereafter authorized, may be issued by the Corporation from time to time upon the approval of the Board of Directors of the Corporation and without the approval of the stockholders except as otherwise provided in this Article V or the rules of a national securities exchange, if applicable. The consideration for the issuance of the shares shall be paid to or received by the Corporation in full before their issuance and shall not be less than the par value per share."

(ii) Article XIII of the Articles is amended by adding the following to the end of Article XII: "Notwithstanding anything to the contrary contained in these Articles, the Board of Directors, with the approval of a majority of the entire Board of Directors, and without action by the shareholders, may amend these Articles to increase or decrease the aggregate number of shares of stock of the Corporation or the number of shares of any class that the Corporation has authority to issue."

THIRD: These amendments to the Articles were duly advised by the Board of Directors of the Corporation and duly approved by the stockholders of the Corporation in accordance with the Code.

IN WITNESS WHEREOF, Severn Bancorp, Inc. has caused these Articles of Amendment to be signed in its name and on its behalf by its President and its corporate seal to be hereunder affixed and attested by its Secretary on this 22nd day of February, 2002, and its President acknowledges that these Articles of Amendment are the act and deed of Severn Bancorp, Inc. and, under the penalties of perjury, that the matters and facts set forth herein with respect to authorization and approval are true in all material respects to the best of his knowledge, information, and belief.

ATTEST:	SEVERN BANCORP, INC.
/s/ S. Scott Kirkley	By: /s/ Alan J. Hyatt
--------------------------------	-----------------------------
S. Scott Kirkley, Secretary	Alan J. Hyatt, President

ARTICLES OF AMENDMENT

SEVERN BANCORP, INC.

Severn Bancorp, Inc., a Maryland corporation, having its principal office at 200 Westgate Circle, Suite 200, Annapolis, Maryland 21401 (the "Corporation") hereby certifies to the State Department of Assessments and Taxation of Maryland (the "Department") that:

FIRST: The Articles of Incorporation (the "Articles") of the Corporation are amended as follows:

1. The Articles are amended by inserting immediately after Article V, Part C of the Articles, a new Part D as attached hereto.

SECOND: This amendment of the Articles has been approved by the Board of Directors of the Corporation. Approval of the shareholders of the Corporation is not required.

We the undersigned President and Secretary swear under penalties of perjury that the foregoing is a corporate act.

ATTEST: SEVERN BANCORP, INC.

By: /s/ S. Scott Kirkley
S. Scott Kirkley, Secretary

By: /s/Alan J. Hyatt
Alan J. Hyatt, President

D. Designation of Series A 8.0% Non-Cumulative Convertible Preferred Stock.

Based on the authority set forth in Article V, Parts A and C of the Articles, the Board hereby establishes and designates a series of Preferred Stock from the Preferred Stock available for issuance under Article V, Part A of the Articles, to be known as "Series A 8.0% Non-Cumulative Convertible Preferred Stock" having the following terms:

Section 1. Designation.

The designation of the series of preferred stock shall be "Series A 8.0% Non-Cumulative Convertible Preferred Stock" (the " Series A Preferred Stock "). Each share of Series A Preferred Stock shall be identical in all respects to every other share of Series A Preferred Stock. Series A Preferred Stock will rank equally with Parity Stock, if any, will rank senior to Junior Stock and will rank junior to Senior Stock, if any, with respect to the payment of dividends and/or the distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

Section 2. Number of Shares.

The number of authorized shares of Series A Preferred Stock shall be 437,500. That number from time to time may be increased (but not in excess of the total number of authorized shares of preferred stock) or decreased (but not below the number of shares of Series A Preferred Stock then outstanding) by further resolution duly adopted by the Board of Directors or any other duly authorized committee thereof and by the filing of Articles of Amendment pursuant to the provisions of the General Corporation Law of the State of Maryland stating that such increase or reduction, as the case may be, has been so authorized. The Corporation shall have the authority to issue fractional shares of Series A Preferred Stock.

Section 3. Definitions. As used herein with respect to Series A Preferred Stock:

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Board of Directors" means the Board of Directors of the Corporation.

"Business Day" means any weekday that is not a legal holiday in New York, New York and is not a day on which banking institutions in New York, New York are authorized or required by law or regulation to be closed.

"Closing Price" of the Common Stock on any date of determination means the closing sale price or, if no closing sale price is reported, the last reported sale price of the shares of the Common Stock on the Nasdaq Capital Market on such date. If the Common Stock is not traded on the Nasdaq Capital Market on any date of determination, the Closing Price of the Common Stock on such date of determination means the closing sale price as reported in the composite transactions for the principal U.S. national or regional securities exchange on which the Common Stock is so listed or quoted, or, if no closing sale price is reported, the last reported sale price on the principal U.S. national or regional securities exchange on which the Common Stock is so listed or quoted, or if the Common Stock is not so listed or quoted on a U.S. national or regional securities exchange, the last quoted bid price for the Common Stock in the over-the-counter market as reported by Pink Sheets LLC or similar organization, or, if that bid price is not available, the market price of the Common Stock on that date as determined by a nationally recognized investment banking firm (unaffiliated with the Corporation) retained by the Corporation for this purpose.

"Common Stock" means the common stock of the Corporation, par value $0.01 per share, or any other shares of the capital stock of the Corporation into which such shares of common stock shall be reclassified or changed.

"Constituent Person" has the meaning set forth in Section 10(a).

"Conversion Agent" means the Transfer Agent acting in its capacity as conversion agent for the Series A Preferred Stock, and its successors and assigns.

"Conversion at the Option of the Corporation Date" has the meaning set forth in Section 8(c).

"Conversion Date" has the meaning set forth in Section 7(e).

"Conversion Price" at any time means, for each share of Series A Preferred Stock, a dollar amount equal to $8.00 divided by the Conversion Rate (initially $8.00 per share).

"Conversion Rate" means for each share of Series A Preferred Stock, one share of Common Stock, subject to adjustment as set forth herein.

"Series A Preferred Stock" shall have the meaning set forth in Section 1.

"Current Market Price" per share of Common Stock on any day means the average of the VWAP per share of Common Stock on each of the 10 consecutive Trading Days ending on the earlier of the day in question and the day before the Ex-date or other specified date with respect to the issuance or distribution requiring such computation, appropriately adjusted to take into account the occurrence during such period of any event described in Section 9.

"Dividend Payment Date" shall have the meaning set forth in Section 4(a).

"Dividend Period" shall have the meaning set forth in Section 4(a).

"Dividend Record Date" shall have the meaning set forth in Section 4(a).

"Dividend Threshold Amount" shall have the meaning set forth in Section 9(a)(i).

"Ex-date" when used with respect to any issuance or distribution, means the first date on which the shares of Common Stock or other securities trade without the right to receive an issuance or distribution.

"Exchange Property" has the meaning set forth in Section 10(a).

"Holder" means the Person in whose name the shares of the Series A Preferred Stock are registered, which may be treated by the Corporation, Transfer Agent, Registrar, paying agent and Conversion Agent as the absolute owner of the shares of Series A Preferred Stock for the purpose of making payment and settling the related conversions and for all other purposes.

"Junior Stock" means the Common Stock and any other class or series of stock of the Corporation now existing or hereafter authorized over which Series A Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

"Market Disruption Event" means any of the following events that has occurred:

(i) any suspension of, or limitation imposed on, trading by any exchange or quotation system on which the Closing Price is determined pursuant to the definition of the Trading Day (a " Relevant Exchange ") during the one-hour period prior to the close of trading for the regular trading session on the Relevant Exchange (or for purposes of determining the VWAP per share of Common Stock any period or periods aggregating one half-hour or longer during the regular trading session on the relevant day) and whether by reason of movements in price exceeding limits permitted by the Relevant Exchange, or otherwise relating to Common Stock or in futures or options contracts relating to the Common Stock on the Relevant Exchange;

(ii) any event (other than an event described in clause (iii)) that disrupts or impairs (as determined by the Corporation in its reasonable discretion) the ability of market participants during the one-hour period prior to the close of trading for the regular trading session on the Relevant Exchange (or for purposes of determining the VWAP per share of Common Stock any period or periods aggregating one half-hour or longer during the regular trading session on the relevant day) in general to effect transactions in, or obtain market values for, the Common Stock on the Relevant Exchange or to effect transactions in, or obtain market values for, futures or options contracts relating to the Common Stock on the Relevant Exchange; or

(iii) the failure to open of the Relevant Exchange on which futures or options contracts relating to the Common Stock, are traded or the closure of such exchange prior to its respective scheduled closing time for the regular trading session on such day (without regard to after hours or any other trading outside of the regular trading session hours) unless such earlier closing time is announced by such exchange at least one hour prior to the earlier of the actual closing time for the regular trading session on such day, and the submission deadline for orders to be entered into such exchange for execution at the actual closing time on such day.

"Notice of Conversion at the Option of the Corporation" has the meaning set forth in Section 8(c).

"Officer" means the President, Chief Executive Officer, the Chairman, any Vice Chairman, any Executive Vice President, the Chief Financial Officer, the Controller, the Chief Accounting Officer, the Treasurer, any Assistant Treasurer, the General Counsel and Corporate Secretary and any Assistant Secretary of the Corporation.

"Officers' Certificate" means a certificate signed (i) by the President, Chief Executive Officer, the Chairman, any Vice Chairman, any Executive Vice President, the Chief Financial Officer, the

Controller or the Chief Accounting Officer, and (ii) by the Treasurer, any Assistant Treasurer, the Corporate Secretary or any Assistant Secretary of the Corporation, and delivered to the Conversion Agent.

"Parity Stock" means any class or series of stock of the Corporation hereafter authorized that ranks equally with the Series A Preferred Stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

"Person" means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company or trust.

"Record Date" has the meaning set forth in Section 9(d).

"Registrar" means the Transfer Agent acting in its capacity as registrar for the Series A Preferred Stock, and its successors and assigns.

"Relevant Exchange" has the meaning set forth above in the definition of Market Disruption Event.

"Reorganization Event" has the meaning set forth in Section 10(a).

"Senior Stock" means any class or series of stock of the Corporation now existing or hereafter authorized which has preference or priority over the Series A Preferred Stock as to the payment of dividends or in the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

"Trading Day" means, for purposes of determining a VWAP or Closing Price per share of Common Stock or a Closing Price, a Business Day on which the Relevant Exchange (as defined in the definition of Market Disruption Event) is scheduled to be open for business and on which there has not occurred or does not exist a Market Disruption Event.

"Transfer Agent" means the Corporation acting as Transfer Agent, Registrar, paying agent and Conversion Agent for the Series A Preferred Stock, and its successors and assigns.

"VWAP" per share of the Common Stock on any Trading Day means the per share volume-weighted average price as displayed under the heading Bloomberg VWAP on Bloomberg page C UN <equity> AQR (or its equivalent successor if such page is not available) in respect of the period from the open of trading on the relevant Trading Day until the close of trading on the relevant Trading Day (or if such volume-weighted average price is unavailable, the market price of one share of Common Stock on such Trading Days determined, using a volume-weighted average method, by a nationally recognized investment banking firm (unaffiliated with the Corporation) retained for this purpose by the Corporation).

Section 4. Dividends.

(a) **Rate.** Holders shall be entitled to receive, if, as and when declared by the Board of Directors, or any other duly authorized committee thereof, but only out of assets legally available therefor, non-cumulative cash dividends on the liquidation preference of $8.00 per share of Series A Preferred Stock, and no more, payable quarterly in arrears on the last day of each March, June, September and December;

provided, however, if any such day is not a Business Day, then payment of any dividend otherwise payable on that date will be made on the next succeeding day that is a Business Day, unless that day falls in the next calendar year, in which case payment of such dividend will occur on the immediately preceding Business Day (in either case, without any interest or other payment in respect of such delay) (each such day on which dividends are payable a " Dividend Payment Date "). The period from and including the date of issuance of the Series A Preferred Stock or any Dividend Payment Date to, but excluding, the next Dividend Payment Date is a " Dividend Period ." Dividends on each share of Series A Preferred Stock will accrue on the liquidation preference of $8.00 per share at a rate per annum equal to 8.0%. The record date for payment of dividends on the Series A Preferred Stock will be such record date fixed by the Board of Directors or any duly authorized committee thereof that is not more than 45 nor less than 10 days prior to such Dividend Payment Date (each, a " Dividend Record Date "). Any such day that is a Dividend Record Date will be a Dividend Record Date whether or not such day is a Business Day. The amount of dividends payable will be computed on the basis of a 360-day year of twelve 30-day months.

(b) **Non-Cumulative Dividends.** If the Board of Directors or any duly authorized committee thereof does not declare a dividend on the Series A Preferred Stock for any Dividend Period prior to the related Dividend Payment Date, that dividend will not accrue, and the Corporation will have no obligation to pay, and Holders shall have no right to receive, a dividend for that Dividend Period on the related Dividend Payment Date or at any future time, whether or not dividends on the Series A Preferred Stock or any other series of preferred stock or common stock are declared for any subsequent Dividend Period. References herein to the "accrual" of dividends refer only to the determination of the amount of such dividend and do not imply that any right to a dividend arises prior to the date on which a dividend is declared.

(c) **Priority of Dividends.** So long as any share of Series A Preferred Stock remains outstanding, unless as to a Dividend Payment Date full dividends on all outstanding shares of the Series A Preferred Stock have been declared and paid or declared and a sum sufficient for the payment of those dividends has been set aside for the Dividend Period then ending, the Corporation will not, during such Dividend Period, declare or pay any dividend on, make any distributions relating to, or redeem, purchase, acquire or make a liquidation payment relating to, any of Junior Stock, or make any guarantee payment with respect thereto, other than:

(i) purchases, redemptions or other acquisitions of shares of Junior Stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants;

(ii) purchases of shares of Common Stock pursuant to a contractually binding requirement to buy stock existing prior to the commencement of the then-current dividend period, including under a contractually binding stock repurchase plan;

(iii) as a result of an exchange or conversion of any class or series of Junior Stock for any other class or series of Junior Stock; or

(iv) the purchase of fractional interests in shares of Junior Stock pursuant to the conversion or exchange provisions of such Junior Stock or the security being converted or exchanged.

The foregoing restriction, however, will not apply to any Junior Stock dividends paid by the Corporation where the dividend stock being paid is the same stock as that on which the dividend is being paid.

Except as provided below, for so long as any share of Series A Preferred Stock remains outstanding, if dividends are not declared and paid in full upon the shares of Series A Preferred Stock and any Parity Stock, all dividends declared upon shares of Series A Preferred Stock and any Parity Stock will be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends for the then-current Dividend Period per share of Series A Preferred Stock and accrued dividends for the then-current Dividend Period per share of any Parity Stock (including, in the case of any such Parity Stock that bears cumulative dividends, all accrued and unpaid dividends) bear to each other.

Subject to the foregoing, and not otherwise, such dividends payable in cash, stock or otherwise, as may be determined by the Board of Directors or any duly authorized committee thereof, may be declared and paid on any Junior Stock and Parity Stock from time to time out of any assets legally available for such payment, and Holders will not be entitled to participate in those dividends.

(d) **Conversion Following a Record Date.** If a Conversion Date for any shares of Series A Preferred Stock is prior to the close of business on a Dividend Record Date for any declared dividend for the then-current Dividend Period, the Holder of such shares will not be entitled to any such dividend. If the Conversion Date for any shares of Series A Preferred Stock is after the close of business on a Dividend Record Date for any declared dividend for the then-current Dividend Period, but prior to the corresponding Dividend Payment Date, the Holder of such shares shall be entitled to receive such dividend, notwithstanding the conversion of such shares prior to the Dividend Payment Date. However, such shares, upon surrender for conversion, must be accompanied by funds equal to the dividend on such shares; provided that no such payment need be made if the Corporation has issued a notice of conversion at its option of the Series A Preferred Stock in accordance with the terms hereof.

Section 5. Liquidation Rights.

(a) **Liquidation.** In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, Holders shall be entitled, out of assets legally available therefor, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of any Junior Stock and subject to the rights of the holders of any class or series of securities ranking senior to or on parity with Series A Preferred Stock upon liquidation and the rights of the Corporation's depositors and other creditors, to receive in full a liquidating distribution in the amount of the liquidation preference of $8.00 per share, plus any accrued dividends thereon from the last dividend payment date to, but excluding, the date of the liquidation, dissolution or winding up if and to the extent declared. Holders shall not be entitled to any further payments in the event of any such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation other than what is expressly provided for in this Section 5.

(b) **Partial Payment.** If the assets of the Corporation are not sufficient to pay in full the liquidation preference plus any dividends which have been declared but not yet paid to all Holders and all holders of any Parity Stock, the amounts paid to the Holders and to the holders of all Parity Stock shall be pro rata in accordance with the respective aggregate liquidating distributions to which they would otherwise be entitled.

(c) **Residual Distributions.** If the respective aggregate liquidating distributions to which all Holders and all holders of any Parity Stock are entitled have been paid, the holders of Junior Stock shall be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences.

(d) **Merger, Consolidation and Sale of Assets Not Liquidation.** For purposes of this Section 5, the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Corporation or other Reorganization Event shall not be deemed a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, nor shall the merger, consolidation or any other business combination transaction of the Corporation into or with any other corporation or person or the merger, consolidation or any other business combination transaction of any other corporation or person into or with the Corporation be deemed to be a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation.

Section 6. Right of the Holders to Convert.

Each Holder shall have the right, at such Holder's option, to convert all or any portion of such Holder's Series A Preferred Stock at any time into shares of Common Stock at the Conversion Rate per share of Series A Preferred Stock (subject to the conversion procedures of Section 7), plus cash in lieu of fractional shares.

Section 7. Conversion Procedures.

(a) **Conversion Date.** Effective immediately prior to the close of business on any applicable Conversion Date, dividends shall no longer be declared on any such converted shares of Series A Preferred Stock and such shares of Series A Preferred Stock shall cease to be outstanding, in each case, subject to the right of Holders to receive any declared and unpaid dividends on such shares and any other payments to which they are otherwise entitled pursuant to the terms hereof.

(b) **Rights Prior to Conversion.** Prior to the close of business on any applicable Conversion Date, shares of Common Stock issuable upon conversion of, or other securities issuable upon conversion of, any shares of Series A Preferred Stock shall not be deemed outstanding for any purpose, and Holders shall have no rights with respect to the Common Stock or other securities issuable upon conversion (including voting rights, rights to respond to tender offers for the Common Stock or other securities issuable upon conversion and rights to receive any dividends or other distributions on the Common Stock or other securities issuable upon conversion) by virtue of holding shares of Series A Preferred Stock.

(c) **Reacquired Shares.** Shares of Series A Preferred Stock duly converted in accordance with these Articles of Amendment, or otherwise reacquired by the Corporation, will resume the status of authorized and unissued preferred stock, undesignated as to series and available for future issuance. The Corporation may from time-to-time take such appropriate action as may be necessary to reduce the authorized number of shares of Series A Preferred Stock.

(d) **Record Holder as of Conversion Date.** The Person or Persons entitled to receive the Common Stock and/or cash, securities or other property issuable upon conversion of Series A Preferred Stock shall be treated for all purposes as the record holder(s) of such shares of Common Stock and/or securities as of the close of business on any applicable Conversion Date. In the event that a Holder shall not by written notice designate the name in which shares of Common Stock and/or cash, securities or other property (including payments of cash in lieu of fractional shares) to be issued or paid upon conversion of shares of Series A Preferred Stock should be registered or paid or the manner in which such shares should be delivered, the Corporation shall be entitled to register and deliver such shares, and make such payment, in the name of the Holder and in the manner shown on the records of the Corporation.

(e) **Conversion Procedure.** On the date of any conversion, if a Holder's interest is in certificated form, a Holder must do each of the following in order to convert:

(i) complete and manually sign the conversion notice provided by the Conversion Agent, or a facsimile of the conversion notice, and deliver this irrevocable notice to the Conversion Agent;

(ii) surrender the shares of Series A Preferred Stock to the Conversion Agent;

(iii) if required, furnish appropriate endorsements and transfer documents;

(iv) if required, pay any stock transfer, documentary, stamp or similar taxes not payable by the Corporation pursuant to Section 20; and

(v) if required as provided in Section 4(d) above, pay funds equal to any declared and unpaid dividend payable on the next Dividend Payment Date to which such Holder is entitled.

The date on which a Holder complies with the procedures in this paragraph (e) is the "Conversion Date ." The Conversion Agent shall, on a Holder's behalf, convert the Series A Preferred Stock into shares of Common Stock, in accordance with the terms of the notice delivered by such Holder described in clause (i) above.

Section 8. Conversion at the Option of the Corporation.

(a) **Corporation Conversion Right.** On or after December 31, 2013, the Corporation shall have the right, at its option, at any time or from time to time to cause some or all of the Series A Preferred Stock to be converted into shares of Common Stock at the then-applicable Conversion Rate.

(b) **Partial Conversion.** If the Corporation elects to cause less than all the shares of the Series A Preferred Stock to be converted under clause (a) above, the Conversion Agent shall select the Series A Preferred Stock to be converted on a pro rata basis, by lot or in such other manner as the Board of Directors or any other duly authorized committee thereof determines to be fair and equitable. If the Conversion Agent selects a portion of a Holder's Series A Preferred Stock for partial conversion at the option of the Corporation and such Holder converts a portion of its shares of Series A Preferred Stock, the converted portion will be deemed to be from the portion selected for conversion at the option of the Corporation under this Section 8.

(c) **Conversion Procedure.** In order to exercise the conversion right described in this Section 8, the Corporation shall provide notice of such conversion to each Holder (such notice, a "Notice of Conversion at the Option of the Corporation "). The Conversion Date shall be a date selected by the Corporation (the " Conversion at the Option of the Corporation Date ") and shall be no more than 20 days after the date on which the Corporation provides such Notice of Conversion at the Option of the

Corporation. In addition to any information required by applicable law or regulation, the Notice of Conversion at the Option of the Corporation shall state, as appropriate:

(i) the Conversion at the Option of the Corporation Date;

(ii) the number of shares of Common Stock to be issued upon conversion of each share of Series A Preferred Stock; and

(iii) the number of shares of Series A Preferred Stock to be converted.

Section 9. Anti-Dilution Adjustments.

(a) **Adjustments.** The Conversion Rate will be subject to adjustment, without duplication, under the following circumstances:

(i) the issuance of Common Stock as a dividend or distribution to all holders of Common Stock, or a subdivision or combination of Common Stock, in which event the Conversion Rate will be adjusted based on the following formula:

$$CR^1 = CR_0 \times (OS^1 / OS_0)$$

where,

CR_0	=	the Conversion Rate in effect at the close of business on the Record Date
CR^1	=	the Conversion Rate in effect immediately after the Record Date
OS_0	=	the number of shares of Common Stock outstanding at the close of business on the Record Date prior to giving effect to such event
OS^1	=	the number of shares of Common Stock that would be outstanding immediately after, and solely as a result of, such event

Notwithstanding the foregoing, no adjustment will be made for the issuance of Common Stock as a dividend or distribution to all holders of Common Stock that is made in lieu of a quarterly or annual cash dividend or distribution to such holders, to the extent such dividend or distribution does not exceed (i) $0.24 in any fiscal quarter in the case of a quarterly dividend or (ii) $0.96 in the prior twelve months in the case of an annual dividend (each such number, the "Dividend Threshold Amount "). The amount of any such dividend or distribution will equal the number of such shares being issued multiplied by the average of the VWAP of the Common Stock over each of the five consecutive Trading Days prior to the Ex-date for such dividend or distribution.

(ii) the issuance to all holders of Common Stock of certain rights or warrants entitling them for a period expiring 60 days or less from the date of issuance of such rights or warrants to purchase shares of Common Stock (or securities convertible into Common Stock) at less than (or having a conversion price per share less than) the Current Market Price as of the Record Date, in which event each Conversion Rate will be adjusted based on the following formula:

$$CR^1 = CR_0 \times (OS_0 + X) / (OS_0 + Y)$$

where,

CR_0	=	the Conversion Rate in effect at the close of business on the Record Date

CR^1	=	the Conversion Rate in effect immediately after the Record Date
OS_0	=	the number of shares of Common Stock outstanding at the close of business on the Record
X	=	the total number of shares of Common Stock issuable pursuant to such rights (or upon conversion of such securities)
Y	=	the number of shares of Common Stock equal to the aggregate price payable to exercise such rights (or the conversion price for such securities paid upon conversion) divided by the average of the VWAP of the Common Stock over each of the ten consecutive Trading Days prior to the Business Day immediately preceding the announcement of the issuance of such rights

However, the Conversion Rate will be readjusted to the extent that any such rights or warrants are not exercised prior to their expiration.

(iii) the payment of a dividend or other distribution to all holders of Common Stock of shares of capital stock of the Corporation (other than common stock) or evidences of its indebtedness or its assets (excluding any dividend, distribution or issuance covered by clauses (i) or (ii) above and excluding cash dividends) in which event the Conversion Rate will be adjusted based on the following formula:

$$CR^1 = CR_0 \times SP_0 / (SP_0 - FMV)$$

where,

CR_0	=	the Conversion Rate in effect at the close of business on the Record Date
CR^1	=	the Conversion Rate in effect immediately after the Record Date
SP_0	=	the Current Market Price as of the Record Date
FMV	=	the fair market value (as determined by the Board of Directors) on the Record Date of the shares of capital stock of the Corporation, evidences of indebtedness or assets so distributed, expressed as an amount per share of Common Stock

However, if the transaction that gives rise to an adjustment pursuant to this clause (iii) is one pursuant to which the payment of a dividend or other distribution on Common Stock consists of shares of capital stock of the Corporation of, or similar equity interests in, a subsidiary or other business unit of ours, (i.e., a spin-off) that are, or, when issued, will be, traded on a U.S. securities exchange or quoted on the Nasdaq Capital Market, then the Conversion Rate will instead be adjusted based on the following formula:

$$CR^1 = CR_0 \times (FMV_0 + MP_0) / MP_0$$

where,

CR_0	=	the Conversion Rate in effect at the close of business on the Record Date
CR^1	=	the Conversion Rate in effect immediately after the Record Date
$F`V_0$	=	the average of the VWAP of the capital stock of the Corporation or similar equity interests distributed to holders of Common Stock applicable to one share of Common Stock over each of the 10 consecutive Trading Days commencing on and including the third Trading Day after the date on which "ex-distribution trading" commences for such dividend or distribution on the NYSE or such other national or regional exchange or market on which Common Stock is then listed or quoted

MP_0 = the average of the VWAP of the Common Stock over each of the 10 consecutive Trading Days commencing on and including the third Trading Day after the date on which "ex-distribution trading" commences for such dividend or distribution on the NYSE or such other national or regional exchange or market on which Common Stock is then listed or quoted

(b) **Calculation of Adjustments.** All adjustments to the Conversion Rate shall be calculated by the Corporation to the nearest 1/10,000th of one share of Common Stock (or if there is not a nearest 1/10,000th of a share, to the next lower 1/10,000th of a share). No adjustment to the Conversion Rate will be required unless such adjustment would require an increase or decrease of at least one percent; provided, however, that any such minor adjustments that are not required to be made will be carried forward and taken into account in any subsequent adjustment, and provided further that any such adjustment of less than one percent that has not been made will be made upon (x) the end of each fiscal year of the Corporation and (y) any Conversion Date.

(c) **When No Adjustment Required.**

(i) Except as otherwise provided in this Section 9, the Conversion Rate will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing or for the repurchase of Common Stock.

(ii) No adjustment of the Conversion Rate need be made as a result of: (A) the issuance of rights; (B) the distribution of separate certificates representing rights; (C) the exercise or redemption of rights in accordance with any rights agreement; or (D) the termination or invalidation of rights, in each case, pursuant to any adopted stockholder rights plans hereafter adopted by the Corporation; provided, however, that to the extent that the Corporation has a stockholder rights plan in effect on a Conversion Date (including the Corporation's rights plan, if any, existing on the date hereof), the Holder shall receive, in addition to the shares of Common Stock, the rights under such rights plan, unless, prior to any such Conversion Date, the rights have separated from the Common Stock, in which case the Conversion Rate will be adjusted at the time of separation as if the Corporation made a distribution to all holders of Common Stock of shares of capital stock of the Corporation or evidences of its indebtedness or its assets as described in Section 9.01(a)(iii), subject to readjustment in the event of the expiration, termination or redemption of the rights.

(iii) No adjustment to the Conversion Rate need be made:

(A) upon the issuance of any shares of Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on securities of the Corporation and the investment of additional optional amounts in Common Stock under any plan;

(B) upon the issuance of any shares of Common Stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Corporation or any of its subsidiaries; or

(C) upon the issuance of any shares of Common Stock pursuant to any option, warrant, right, or exercisable, exchangeable or convertible security outstanding as of the date the Series A Preferred Stock was first issued.

(iv) No adjustment to the Conversion Rate need be made for a transaction referred to in Section 9.01(a)(i), (ii) or (iii) if Holders may participate in the transaction on a basis and with notice that the Board of Directors determines to be fair and appropriate in light of the basis and notice on which holders of Common Stock participate in the transaction.

(v) No adjustment to the Conversion Rate need be made for a change in the par value or no par value of the Common Stock.

(vi) No adjustment to the Conversion Rate will be made to the extent that such adjustment would result in the Conversion Price being less than the par value of the Common Stock.

(vii) Anything in this Section 9 to the contrary notwithstanding, the Board of Directors shall have the right to adjust the application of the formulas set forth above if they determine that the application of any such formula is contrary to the intent of such formula or to the expectations of holders based upon the application of similar formulas contained in similar equity investments of other issuers.

(d) **Record Date.** For purposes of this Section 9, "Record Date" means, with respect to any dividend, distribution or other transaction or event in which the holders of the Common Stock have the right to receive any cash, securities or other property or in which the Common Stock (or other applicable security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of the Common Stock entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors or by statute, contract or otherwise).

(e) **Successive Adjustments.** After an adjustment to the Conversion Rate under this Section 9, any subsequent event requiring an adjustment under this Section 1 shall cause an adjustment to such Conversion Rate as so adjusted.

(f) **Multiple Adjustments.** For the avoidance of doubt, if an event occurs that would trigger an adjustment to the Conversion Rate pursuant to this Section 9 under more than one subsection hereof, such event, to the extent fully taken into account in a single adjustment, shall not result in multiple adjustments hereunder.

(g) **Other Adjustments.** The Corporation may, but shall not be required to, make such increases in the Conversion Rate, in addition to those required by this Section, as the Board of Directors considers to be advisable in order to avoid or diminish any income tax to any holders of shares of Common Stock resulting from any dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock or from any event treated as such for income tax purposes or for any other reason.

(h) **Notice of Adjustments.** Whenever a Conversion Rate is adjusted as provided under Section 9, the Corporation shall within 10 Business Days following the occurrence of an event that requires such adjustment (or if the Corporation is not aware of such occurrence, as soon as reasonably practicable after becoming so aware) or the date the Corporation makes an adjustment pursuant to Section 9(g):

(i) compute the adjusted applicable Conversion Rate in accordance with Section 9 and prepare and transmit to the Conversion Agent an Officers' Certificate setting forth the applicable Conversion Rate, as the case may be, the method of calculation thereof in reasonable detail, and the facts requiring such adjustment and upon which such adjustment is based; and

(ii) provide a written notice to the Holders of the occurrence of such event and a statement in reasonable detail setting forth the method by which the adjustment to the applicable Conversion Rate was determined and setting forth the adjusted applicable Conversion Rate.

(i) **Conversion Agent.** The Conversion Agent shall not at any time be under any duty or responsibility to any Holder to determine whether any facts exist that may require any adjustment of the applicable Conversion Rate or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed in making the same. The Conversion Agent shall be fully authorized and protected in relying on any Officers' Certificate delivered pursuant to Section 9(h) and any adjustment contained therein and the Conversion Agent shall not be deemed to have knowledge of any adjustment unless and until it has received such certificate. The Conversion Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any shares of Common Stock, or of any securities or property, that may at the time be issued or delivered with respect to any Series A Preferred Stock; and the Conversion Agent makes no representation with respect thereto. The Conversion Agent shall not be responsible for any failure of the Corporation to issue, transfer or deliver any shares of Common Stock pursuant to the conversion of Series A Preferred Stock or to comply with any of the duties, responsibilities or covenants of the Corporation contained in this Section 9.

(j) **Fractional Shares.** No fractional shares of Common Stock will be issued to holders of the Series A Preferred Stock upon conversion. In lieu of fractional shares otherwise issuable, holders will be entitled to receive an amount in cash equal to the fraction of a share of Common Stock, calculated on an aggregate basis in respect of the shares of Series A Preferred Stock being converted, multiplied by the Closing Price of the Common Stock on the Trading Day immediately preceding the applicable Conversion Date.

Section 10. Adjustment for Reorganization Events.

(a) **Reorganization Events.** In the event of:

(1) any consolidation or merger of the Corporation with or into another person (other than a merger or consolidation in which the Corporation is the continuing corporation and in which the shares of Common Stock outstanding immediately prior to the merger or consolidation are not exchanged for cash, securities or other property of the Corporation or another corporation);

(2) any sale, transfer, lease or conveyance to another person of all or substantially all the property and assets of the Corporation; or

(3) any statutory exchange of securities of the Corporation with another Person (other than in connection with a merger or acquisition) or any binding share exchange which reclassifies or changes its outstanding Common Stock;

each of which is referred to as a "Reorganization Event," each share of the Series A Preferred Stock outstanding immediately prior to such Reorganization Event will, without the consent of the holders of the Series A Preferred Stock, become convertible into the kind and amount of securities, cash and other property (the " Exchange Property ") receivable in such Reorganization Event (without any interest thereon, and without any right to dividends or distribution thereon which have a record date that is prior to the applicable Conversion Date) per share of Common Stock by a holder of Common Stock that is not a Person with which the Corporation consolidated or into which the Corporation merged or which merged into the Corporation or to which such sale or transfer was made, as the case may be (any such

Person, a "Constituent Person"), or an Affiliate of a Constituent Person to the extent such Reorganization Event provides for different treatment of Common Stock held by Affiliates of the Corporation and non-Affiliates; *provided* that if the kind or amount of securities, cash and other property receivable upon such Reorganization Event is not the same for each share of Common Stock held immediately prior to such Reorganization Event by a Person other than a Constituent Person or an Affiliate thereof, then for the purpose of this Section 10(a), the kind and amount of securities, cash and other property receivable upon such Reorganization Event will be deemed to be the weighted average of the types and amounts of consideration received by the holders of Common Stock that affirmatively make an election (or of all such holders if none make an election). On each Conversion Date following a Reorganization Event, the Conversion Rate then in effect will be applied to the value on such Conversion Date of such securities, cash or other property received per share of Common Stock, as determined in accordance with this Section 10.

(b) **Exchange Property Election.** In the event that holders of the shares of Common Stock have the opportunity to elect the form of consideration to be received in such transaction, the consideration that the Holders are entitled to receive shall be deemed to be the types and amounts of consideration received by the holders of the shares of Common Stock that affirmatively make an election (or of all such holders if none make an election). The amount of Exchange Property receivable upon conversion of any Series A Preferred Stock in accordance with the terms hereof shall be determined based upon the Conversion Rate in effect on such Conversion Date.

(c) **Successive Reorganization Events.** The above provisions of this Section 10 shall similarly apply to successive Reorganization Events and the provisions of Section 9 shall apply to any shares of capital stock of the Corporation (or any successor) received by the holders of the Common Stock in any such Reorganization Event.

(d) **Reorganization Event Notice.** The Corporation (or any successor) shall, within 20 days of the occurrence of any Reorganization Event, provide written notice to the Holders of such occurrence of such event and of the kind and amount of the cash, securities or other property that constitutes the Exchange Property. Failure to deliver such notice shall not affect the operation of this Section 10.

Section 11. Voting Rights.

The Holders shall not be entitled to vote on any matter except as specifically set forth in Maryland law.

Section 12. Preemption.

The Holders shall not have any rights of preemption.

Section 13. Rank.

Notwithstanding anything set forth in the Articles of Incorporation or these Articles of Amendment to the contrary, the Board of Directors or any duly authorized committee thereof, without the vote of the Holders, may authorize and issue additional shares of Senior Stock, Junior Stock or Parity Stock.

Section 14. Repurchase.

Subject to the limitations imposed herein, the Corporation may purchase and sell Series A Preferred Stock from time to time to such extent, in such manner, and upon such terms as the Board of Directors or any other duly authorized committee thereof may determine; provided, however, that the Corporation shall not use any of its funds for any such purchase when there are reasonable grounds to believe that the Corporation is, or by such purchase would be, rendered insolvent. Notwithstanding anything set forth in the Articles of Incorporation or these Articles of Amendment to the contrary, the Corporation shall have no obligation to repurchase or redeem the Series A Preferred Stock.

Section 15. Unissued or Reacquired Shares.

Shares of Series A Preferred Stock not issued or which have been issued and converted, redeemed or otherwise purchased or acquired by the Corporation shall be restored to the status of authorized but unissued shares of preferred stock without designation as to series.

Section 16. No Sinking Fund.

Shares of Series A Preferred Stock are not subject to the operation of a sinking fund.

Section 17. Reservation of Common Stock.

(a) **Sufficient Shares.** The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Stock or shares acquired by the Corporation, solely for issuance upon the conversion of shares of Series A Preferred Stock as provided in these Articles of Amendment, free from any preemptive or other similar rights, such number of shares of Common Stock as shall from time to time be issuable upon the conversion of all the shares of Series A Preferred Stock then outstanding. For purposes of this Section 17(a), the number of shares of Common Stock that shall be deliverable upon the conversion of all outstanding shares of Series A Preferred Stock shall be computed as if at the time of computation all such outstanding shares were held by a single Holder.

(b) **Use of Acquired Shares.** Notwithstanding the foregoing, the Corporation shall be entitled to deliver upon conversion of shares of Series A Preferred Stock, as herein provided, shares of Common Stock acquired by the Corporation (in lieu of the issuance of authorized and unissued shares of Common Stock), so long as any such acquired shares are free and clear of all liens, charges, security interests or encumbrances (other than liens, charges, security interests and other encumbrances created by the Holders).

(c) **Free and Clear Delivery.** All shares of Common Stock delivered upon conversion of the Series A Preferred Stock shall be duly authorized, validly issued, fully paid and non-assessable, free and clear of all liens, claims, security interests and other encumbrances (other than liens, charges, security interests and other encumbrances created by the Holders).

(d) **Compliance with Law.** Prior to the delivery of any securities that the Corporation shall be obligated to deliver upon conversion of the Series A Preferred Stock, the Corporation shall use its reasonable best efforts to comply with all federal and state laws and regulations thereunder requiring the registration of such securities with, or any approval of or consent to the delivery thereof by, any governmental authority.

(e) **Listing.** The Corporation hereby covenants and agrees that, if at any time the Common Stock shall be listed on the Nasdaq Capital Market or any other national securities exchange or automated quotation system, the Corporation will, if permitted by the rules of such exchange or automated quotation system, list and keep listed, so long as the Common Stock shall be so listed on such exchange or automated quotation system, all the Common Stock issuable upon conversion of the Series A Preferred Stock; provided, however, that if the rules of such exchange or automated quotation system require the Corporation to defer the listing of such Common Stock until the first conversion of Series A Preferred Stock into Common Stock in accordance with the provisions hereof, the Corporation covenants to list such Common Stock issuable upon conversion of the Series A Preferred Stock in accordance with the requirements of such exchange or automated quotation system at such time.

Section 18. Transfer Agent, Conversion Agent, Registrar and Paying Agent.

The duly appointed Transfer Agent, Conversion Agent, Registrar and paying agent for the Series A Preferred Stock shall be the Corporation. The Corporation may, in its sole discretion, remove the Transfer Agent in accordance with the agreement between the Corporation and the Transfer Agent; provided that the Corporation shall appoint a successor transfer agent who shall accept such appointment prior to the effectiveness of such removal. Upon any such removal or appointment, the Corporation shall send notice thereof by first-class mail, postage prepaid, to the Holders.

Section 19. Replacement Certificates.

(a) **Mutilated, Destroyed, Stolen and Lost Certificates.** If physical certificates are issued, the Corporation shall replace any mutilated certificate at the Holder's expense upon surrender of that certificate to the Transfer Agent. The Corporation shall replace certificates that become destroyed, stolen or lost at the Holder's expense upon delivery to the Corporation and the Transfer Agent of satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be required by the Transfer Agent and the Corporation.

(b) **Certificates Following Conversion.** If physical certificates are issued, the Corporation shall not be required to issue any certificates representing the Series A Preferred Stock on or after the applicable Conversion Date. In place of the delivery of a replacement certificate following the applicable Conversion Date, the Transfer Agent, upon delivery of the evidence and indemnity described in clause (a) above, shall deliver the shares of Common Stock pursuant to the terms of the Series A Preferred Stock formerly evidenced by the certificate.

Section 20. Taxes.

(a) **Transfer Taxes.** The Corporation shall pay any and all stock transfer, documentary, stamp and similar taxes that may be payable in respect of any issuance or delivery of shares of Series A Preferred Stock or shares of Common Stock or other securities issued on account of Series A Preferred Stock pursuant hereto or certificates representing such shares or securities. The Corporation shall not, however, be required to pay any such tax that may be payable in respect of any transfer involved in the issuance or delivery of shares of Series A Preferred Stock, shares of Common Stock or other securities in a name other than that in which the shares of Series A Preferred Stock with respect to which such shares or other securities are issued or delivered were registered, or in respect of any payment to any Person other than a payment to the registered holder thereof, and shall not be required to make any such issuance, delivery or payment unless and until the Person otherwise entitled to such issuance, delivery or payment has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid or is not payable.

(b) **Withholding**. All payments and distributions (or deemed distributions) on the shares of Series A Preferred Stock (and on the shares of Common Stock received upon their conversion) shall be subject to withholding and backup withholding of tax to the extent required by law, subject to applicable exemptions, and amounts withheld, if any, shall be treated as received by Holders.

Section 21. Notices.

All notices referred to herein shall be in writing, and, unless otherwise specified herein, all notices hereunder shall be deemed to have been given upon the earlier of receipt thereof or three Business Days after the mailing thereof if sent by registered or certified mail (unless first class mail shall be specifically permitted for such notice under the terms of these Articles of Amendment) with postage prepaid, addressed: (i) if to the Corporation, to its office at 200 Westgate Circle, Annapolis, Maryland 21401 (Attention: Corporate Secretary), or other agent of the Corporation designated as permitted by these Articles of Amendment, or (ii) if to any Holder, to such Holder at the address of such Holder as listed in the stock record books of the Corporation (which may include the records of the Transfer Agent) or (iii) to such other address as the Corporation or any such Holder, as the case may be, shall have designated by notice similarly given.

ARTICLES SUPPLEMENTARY
TO THE
ARTICLES OF INCORPORATION
OF
SEVERN BANCORP, INC.

WHEREAS, by the Articles of Incorporation, as amended (the "Articles of Incorporation"), of Severn Bancorp, Inc. (the "Corporation"), 1,000,000 shares of serial preferred stock, with $0.01 par value per share (the "Preferred Stock") are authorized; and

WHEREAS, in and by Article V of the Articles of Incorporation, the Board of Directors of the Corporation (the "Board of Directors"), pursuant to Section 2-208 of the Maryland General Corporation Law, is expressly authorized, by resolution or resolutions from time to time adopted, to provide for the issuance of Preferred Stock in series and to fix and state the powers, designations, preferences, and relative, participating, optional or other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof; and:

WHEREAS, the Board of Directors or an applicable committee of the Board of Directors, in accordance with the Articles of Incorporation and bylaws of the Corporation and applicable law, adopted the following resolution on November 18, 2008 creating a series of 23,393 shares of Preferred Stock of the Corporation designated as "Fixed Rate Cumulative Perpetual Preferred Stock, Series B" .

RESOLVED, that pursuant to the provisions of the Articles of Incorporation and the bylaws of the Corporation and applicable law, a series of Preferred Stock, par value $0.01 per share, of the Corporation be and hereby is created, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof, of the shares of such series, are as follows:

Part 1. Designation and Number of Shares. There is hereby created out of the authorized and unissued shares of preferred stock of the Corporation a series of preferred stock designated as the "Fixed Rate Cumulative Perpetual Preferred Stock, Series B" (the "Designated Preferred Stock"). The authorized number of shares of Designated Preferred Stock shall be 23,393.

Part 2. Standard Provisions. The Standard Provisions contained in Annex A attached hereto are incorporated herein by reference in their entirety and shall be deemed to be a part of this Certificate of Designations to the same extent as if such provisions had been set forth in full herein.

Part 3. Definitions. The following terms are used in this Certificate of Designations (including the Standard Provisions in Annex A hereto) as defined below:

(a) "Common Stock" means the common stock, par value $0.01 per share, of the Corporation.

(b) "Dividend Payment Date" means February 15, May 15, August 15 and November 15 of each year.

(c) "Junior Stock" means the Common Stock, and any other class or series of stock of the Corporation the terms of which expressly provide that it ranks junior to Designated Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Corporation.

(d) "Liquidation Amount" means $1,000 per share of Designated Preferred Stock.

(e) "Minimum Amount" means $5,848,250.

(f) "Parity Stock" means any class or series of stock of the Corporation (other than Designated Preferred Stock) the terms of which do not expressly provide that such class or series will rank senior or junior to

Designated Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Corporation (in each case without regard to whether dividends accrue cumulatively or non-cumulatively). Without limiting the foregoing, Parity Stock shall include the Corporation's Series A 8.0% Non-Cumulative Convertible Preferred Stock.

(g) "Signing Date" means Original Issue Date.

Part 4. Certain Voting Matters. Holders of shares of Designated Preferred Stock will be entitled to one vote for each such share on any matter on which holders of Designated Preferred Stock are entitled to vote, including any action by written consent.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this instrument has been executed and acknowledged for the Corporation by Alan J. Hyatt, its President, and attested to by its Secretary, S. Scott Kirkley, under penalties of perjury, on the 19th day of November, 2008.

ATTEST:

By: /s/ S. Scott Kirkley
S. Scott Kirkley, Secretary

SEVERN BANCORP, INC.

By: /s/ Alan J. Hyatt
Alan J. Hyatt, President

ANNEX A

STANDARD PROVISIONS

Section 1. General Matters. Each share of Designated Preferred Stock shall be identical in all respects to every other share of Designated Preferred Stock. The Designated Preferred Stock shall be perpetual, subject to the provisions of Section 5 of these Standard Provisions that form a part of the Certificate of Designations. The Designated Preferred Stock shall rank equally with Parity Stock and shall rank senior to Junior Stock with respect to the payment of dividends and the distribution of assets in the event of any dissolution, liquidation or winding up of the Corporation.

Section 2. Standard Definitions. As used herein with respect to Designated Preferred Stock:

(a) "Applicable Dividend Rate" means (i) during the period from the Original Issue Date to, but excluding, the first day of the first Dividend Period commencing on or after the fifth anniversary of the Original Issue Date, 5% per annum and (ii) from and after the first day of the first Dividend Period commencing on or after the fifth anniversary of the Original Issue Date, 9% per annum.

(b) "Appropriate Federal Banking Agency" means the "appropriate Federal banking agency" with respect to the Corporation as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.

(c) "Business Combination" means a merger, consolidation, statutory share exchange or similar transaction that requires the approval of the Corporation's stockholders.

(d) "Business Day" means any day except Saturday, Sunday and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental actions to close.

(e) "Bylaws" means the bylaws of the Corporation, as they may be amended from time to time.

(f) "Certificate of Designations" means the Certificate of Designations or comparable instrument relating to the Designated Preferred Stock, of which these Standard Provisions form a part, as it may be amended from time to time.

(g) "Charter" means the Corporation's certificate or articles of incorporation, articles of association, or similar organizational document.

(h) "Dividend Period" has the meaning set forth in Section 3(a).

(i) "Dividend Record Date" has the meaning set forth in Section 3(a).

(j) "Liquidation Preference" has the meaning set forth in Section 4(a).

(k) "Original Issue Date" means the date on which shares of Designated Preferred Stock are first issued.

(l) "Preferred Director" has the meaning set forth in Section 7(b).

(m) "Preferred Stock" means any and all series of preferred stock of the Corporation, including the Designated Preferred Stock.

(n) "Qualified Equity Offering" means the sale and issuance for cash by the Corporation to persons other than the Corporation or any of its subsidiaries after the Original Issue Date of shares of perpetual Preferred Stock, Common Stock or any combination of such stock, that, in each case, qualify as and may be included in Tier 1 capital of the Corporation at the time of issuance under the applicable risk-based capital guidelines of the Corporation's Appropriate Federal Banking Agency (other than any such sales and issuances made pursuant to agreements or arrangements entered into, or pursuant to financing plans which were publicly announced, on or prior to October 13, 2008).

(o) "Share Dilution Amount" has the meaning set forth in Section 3(b).

(p) "Standard Provisions" mean these Standard Provisions that form a part of the Certificate of Designations relating to the Designated Preferred Stock.

(q) "Successor Preferred Stock" has the meaning set forth in Section 5(a).

(r) "Voting Parity Stock" means, with regard to any matter as to which the holders of Designated Preferred Stock are entitled to vote as specified in Sections 7(a) and 7(b) of these Standard Provisions that form a part of the Certificate of Designations, any and all series of Parity Stock upon which like voting rights have been conferred and are exercisable with respect to such matter.

Section 3. Dividends.

(a) Rate. Holders of Designated Preferred Stock shall be entitled to receive, on each share of Designated Preferred Stock if, as and when declared by the Board of Directors or any duly authorized committee of the Board of Directors, but only out of assets legally available therefor, cumulative cash dividends with respect to each Dividend Period (as defined below) at a rate per annum equal to the Applicable Dividend Rate on (i) the Liquidation Amount per share of Designated Preferred Stock and (ii) the amount of accrued and unpaid dividends for any prior Dividend Period on such share of Designated Preferred Stock, if any. Such dividends shall begin to accrue and be cumulative from the Original Issue Date, shall compound on each subsequent Dividend Payment Date (*i.e.* , no dividends shall accrue on other dividends unless and until the first Dividend Payment Date for such other dividends has passed without such other dividends having been paid on such date) and shall be payable quarterly in arrears on each Dividend Payment Date, commencing with the first such Dividend Payment Date to occur at least 20 calendar days after the Original Issue Date. In the event that any Dividend Payment Date would otherwise fall on a day that is not a Business Day, the dividend payment due on that date will be postponed to the next day that is a Business Day and no additional dividends will accrue as a result of that postponement. The period from and including any Dividend Payment Date to, but excluding, the next Dividend Payment Date is a " Dividend Period ", provided that the initial Dividend Period shall be the period from and including the Original Issue Date to, but excluding, the next Dividend Payment Date.

Dividends that are payable on Designated Preferred Stock in respect of any Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of dividends payable on Designated Preferred Stock on any date prior to the end of a Dividend Period, and for the initial Dividend Period, shall be computed on the basis of a 360-day year consisting of twelve 30-day months, and actual days elapsed over a 30-day month.

Dividends that are payable on Designated Preferred Stock on any Dividend Payment Date will be payable to holders of record of Designated Preferred Stock as they appear on the stock register of the Corporation on the applicable record date, which shall be the 15th calendar day immediately preceding such Dividend Payment Date or such other record date fixed by the Board of Directors or any duly authorized committee of the Board of Directors that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a " Dividend Record Date "). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day.

Holders of Designated Preferred Stock shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on Designated Preferred Stock as specified in this Section 3 (subject to the other provisions of the Certificate of Designations).

(b) Priority of Dividends. So long as any share of Designated Preferred Stock remains outstanding, no dividend or distribution shall be declared or paid on the Common Stock or any other shares of Junior Stock (other than dividends payable solely in shares of Common Stock) or Parity Stock, subject to the immediately following paragraph in the case of Parity Stock, and no Common Stock, Junior Stock or Parity Stock shall be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by the Corporation or any of its subsidiaries unless all accrued and unpaid dividends for all past Dividend Periods, including the latest completed Dividend Period (including, if applicable as provided in Section 3(a) above, dividends on such amount), on all outstanding shares of Designated Preferred Stock have been or are contemporaneously declared and paid in full (or have been declared and a sum sufficient for the payment thereof has been set aside for the benefit of the holders of shares of Designated Preferred Stock on the applicable record date). The foregoing limitation shall not apply to (i) redemptions, purchases or other acquisitions of shares of Common Stock or other Junior Stock in connection with the administration of any employee benefit plan in the ordinary course of business (including purchases to offset the Share Dilution Amount (as defined below) pursuant to a publicly announced repurchase plan) and consistent with past practice, *provided* that any purchases to offset the Share Dilution Amount shall in no event exceed the Share Dilution Amount; (ii) purchases or other acquisitions by a broker-dealer subsidiary of the Corporation solely for the purpose of market-making, stabilization or customer facilitation transactions in Junior Stock or Parity Stock in the ordinary course of its business; (iii) purchases by a broker-dealer subsidiary of the Corporation of capital stock of the Corporation for resale pursuant to an offering by the Corporation of such capital stock underwritten by such broker-dealer subsidiary; (iv) any dividends or distributions of rights or Junior Stock in connection with a stockholders' rights plan or any redemption or repurchase of rights pursuant to any stockholders' rights plan; (v) the acquisition by the Corporation or any of its subsidiaries of record ownership in Junior Stock or Parity Stock for the beneficial ownership of any other persons (other than the Corporation or any of its subsidiaries), including as trustees or custodians; and (vi) the exchange or conversion of Junior Stock for or into other Junior Stock or of Parity Stock for or into other Parity Stock (with the same or lesser aggregate liquidation amount) or Junior Stock, in each case, solely to the extent required pursuant to binding contractual agreements entered into prior to the Signing Date or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for Common Stock. " Share Dilution Amount " means the increase in the number of diluted shares outstanding (determined in accordance with generally accepted accounting principles in the United States, and as measured from the date of the Corporation's consolidated financial statements most recently filed with the Securities and Exchange Commission prior to the Original Issue Date) resulting from the grant, vesting or exercise of equity-based compensation to employees and equitably adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction.

When dividends are not paid (or declared and a sum sufficient for payment thereof set aside for the benefit of the holders thereof on the applicable record date) on any Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within a Dividend Period related to such Dividend Payment Date) in full upon Designated Preferred Stock and any shares of Parity Stock, all dividends declared on Designated Preferred Stock and all such Parity Stock and payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) shall be declared *pro rata* so that the respective amounts of such dividends declared shall bear the same ratio to each other as all accrued and unpaid dividends per share on the shares of Designated Preferred Stock (including, if applicable as provided in Section 3(a) above, dividends on such amount) and all Parity Stock payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) (subject to their having been declared by the Board of Directors or a duly authorized committee of the Board of Directors out of legally available funds and including, in the case of Parity Stock that bears cumulative dividends, all accrued but unpaid dividends) bear to each other. If the Board of Directors or a duly authorized committee of the Board of Directors determines not to pay any dividend or a full dividend on a Dividend Payment Date, the Corporation will provide written notice to the holders of Designated Preferred Stock prior to such Dividend Payment Date.

Subject to the foregoing, and not otherwise, such dividends (payable in cash, securities or other property) as may be determined by the Board of Directors or any duly authorized committee of the Board of Directors may be declared and paid on any securities, including Common Stock and other Junior Stock, from time to time out of any funds legally available for such payment, and holders of Designated Preferred Stock shall not be entitled to participate in any such dividends.

Section 4. Liquidation Rights.

(a) Voluntary or Involuntary Liquidation. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, holders of Designated Preferred Stock shall be entitled to receive for each share of Designated Preferred Stock, out of the assets of the Corporation or proceeds thereof (whether capital or surplus) available for distribution to stockholders of the Corporation, subject to the rights of any creditors of the Corporation, before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock and any other stock of the Corporation ranking junior to Designated Preferred Stock as to such distribution, payment in full in an amount equal to the sum of (i) the Liquidation Amount per share and (ii) the amount of any accrued and unpaid dividends (including, if applicable as provided in Section 3(a) above, dividends on such amount), whether or not declared, to the date of payment (such amounts collectively, the " Liquidation Preference ").

(b) Partial Payment. If in any distribution described in Section 4(a) above the assets of the Corporation or proceeds thereof are not sufficient to pay in full the amounts payable with respect to all outstanding shares of Designated Preferred Stock and the corresponding amounts payable with respect of any other stock of the Corporation ranking equally with Designated Preferred Stock as to such distribution, holders of Designated Preferred Stock and the holders of such other stock shall share ratably in any such distribution in proportion to the full respective distributions to which they are entitled.

(c) Residual Distributions. If the Liquidation Preference has been paid in full to all holders of Designated Preferred Stock and the corresponding amounts payable with respect of any other stock of the Corporation ranking equally with Designated Preferred Stock as to such distribution has been paid in full, the holders of other stock of the Corporation shall be entitled to receive all remaining assets of the Corporation (or proceeds thereof) according to their respective rights and preferences.

(d) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 4, the merger or consolidation of the Corporation with any other corporation or other entity, including a merger or consolidation in which the holders of Designated Preferred Stock receive cash, securities or other property for their shares, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the assets of the Corporation, shall not constitute a liquidation, dissolution or winding up of the Corporation.

Section 5. Redemption.

(a) Optional Redemption. Except as provided below, the Designated Preferred Stock may not be redeemed prior to the first Dividend Payment Date falling on or after the third anniversary of the Original Issue Date. On or after the first Dividend Payment Date falling on or after the third anniversary of the Original Issue Date, the Corporation, at its option, subject to the approval of the Appropriate Federal Banking Agency, may redeem, in whole or in part, at any time and from time to time, out of funds legally available therefor, the shares of Designated Preferred Stock at the time outstanding, upon notice given as provided in Section 5(c) below, at a redemption price equal to the sum of (i) the Liquidation Amount per share and (ii) except as otherwise provided below, any accrued and unpaid dividends (including, if applicable as provided in Section 3(a) above, dividends on such amount) (regardless of whether any dividends are actually declared) to, but excluding, the date fixed for redemption.

Notwithstanding the foregoing, prior to the first Dividend Payment Date falling on or after the third anniversary of the Original Issue Date, the Corporation, at its option, subject to the approval of the Appropriate Federal Banking Agency, may redeem, in whole or in part, at any time and from time to time, the shares of Designated Preferred Stock at the time outstanding, upon notice given as provided in Section 5(c) below, at a redemption price equal to the sum of (i) the Liquidation Amount per share and (ii) except as otherwise provided below, any accrued and unpaid dividends (including, if applicable as provided in Section 3(a) above, dividends on such amount) (regardless of whether any dividends are actually declared) to, but excluding, the date fixed for redemption; *provided* that (x) the Corporation (or any successor by Business Combination) has received aggregate gross proceeds of not less than the Minimum Amount (plus the "Minimum Amount" as defined in the relevant certificate of designations for each other outstanding series of preferred stock of such successor that was originally issued to the United States Department of the Treasury (the " Successor Preferred Stock ") in connection with the Troubled Asset Relief Program Capital Purchase Program) from one or more Qualified Equity Offerings (including Qualified Equity Offerings of such successor), and (y) the aggregate redemption price of the Designated Preferred Stock (and any Successor Preferred Stock) redeemed pursuant to this paragraph may not exceed the aggregate net cash proceeds received by the Corporation (or any successor by Business Combination) from such Qualified Equity Offerings (including Qualified Equity Offerings of such successor).

The redemption price for any shares of Designated Preferred Stock shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to the Corporation or its agent. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the Dividend Record Date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the Dividend Payment Date as provided in Section 3 above.

(b) No Sinking Fund. The Designated Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of Designated Preferred Stock will have no right to require redemption or repurchase of any shares of Designated Preferred Stock.

(c) Notice of Redemption. Notice of every redemption of shares of Designated Preferred Stock shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Corporation. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Designated Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Designated Preferred Stock. Notwithstanding the foregoing, if shares of Designated Preferred Stock are issued in book-entry form through The Depository Trust Corporation or any other similar facility, notice of redemption may be given to the holders of Designated Preferred Stock at such time and in any manner permitted by such facility. Each notice of redemption given to a holder shall state: (1) the redemption date; (2) the number of shares of Designated Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price; and (4) the place or places where certificates for such shares are to be surrendered for payment of the redemption price.

(d) Partial Redemption. In case of any redemption of part of the shares of Designated Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either *pro rata* or in such other manner as the Board of Directors or a duly authorized committee thereof may determine to be fair and equitable. Subject to the provisions hereof, the Board of Directors or a duly authorized committee thereof shall have full power and authority to prescribe the terms and conditions upon which shares of Designated Preferred Stock shall be redeemed from time to time. If fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without charge to the holder thereof.

(e) Effectiveness of Redemption. If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been deposited by the Corporation, in trust for the *pro rata* benefit of the holders of the shares called for redemption, with a bank or trust company doing business in the Borough of Manhattan, The City of New York, and having a capital and surplus of at least $500 million and selected by the Board of Directors, so as to be and continue to be available solely therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date dividends shall cease to accrue on all shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from such bank or trust company, without interest. Any funds unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released to the Corporation, after which time the holders of the shares so called for redemption shall look only to the Corporation for payment of the redemption price of such shares.

(f) Status of Redeemed Shares. Shares of Designated Preferred Stock that are redeemed, repurchased or otherwise acquired by the Corporation shall revert to authorized but unissued shares of Preferred Stock (*provided* that any such cancelled shares of Designated Preferred Stock may be reissued only as shares of any series of Preferred Stock other than Designated Preferred Stock).

Section 6. Conversion. Holders of Designated Preferred Stock shares shall have no right to exchange or convert such shares into any other securities.

Section 7. Voting Rights.

(a) General. The holders of Designated Preferred Stock shall not have any voting rights except as set forth below or as otherwise from time to time required by law.

(b) Preferred Stock Directors. Whenever, at any time or times, dividends payable on the shares of Designated Preferred Stock have not been paid for an aggregate of six quarterly Dividend Periods or more, whether or not consecutive, the authorized number of directors of the Corporation shall automatically be increased by two and the holders of the Designated Preferred Stock shall have the right, with holders of shares of any one or more other classes or series of Voting Parity Stock outstanding at the time, voting together as a class, to elect two directors (hereinafter the " Preferred Directors " and each a " Preferred Director ") to fill such newly created directorships at the Corporation's next annual meeting of stockholders (or at a special meeting called for that purpose prior to such next annual meeting) and at each subsequent annual meeting of stockholders until all accrued and unpaid dividends for all past Dividend Periods, including the latest completed Dividend Period (including, if applicable as provided in Section 3(a) above, dividends on such amount), on all outstanding shares of Designated Preferred Stock have been declared and paid in full at which time such right shall terminate with respect to the Designated Preferred Stock, except as herein or by law expressly provided, subject to revesting in the event of each and every subsequent default of the character above mentioned; *provided* that it shall be a qualification for election for any Preferred Director that the election of such Preferred Director shall not cause the Corporation to violate any corporate governance requirements of any securities exchange or other trading facility on which securities of the Corporation may then be listed or traded that listed or traded companies must have a majority of independent directors. Upon any termination of the right of the holders of shares of Designated Preferred Stock and Voting Parity Stock as a class to vote for directors as provided above, the Preferred Directors shall cease to be qualified as directors, the term of office of all Preferred Directors then in office shall terminate immediately and the authorized number of directors shall be reduced by the number of Preferred Directors elected pursuant hereto. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created thereby may be filled, only by the affirmative vote of the holders a majority of the shares of Designated Preferred Stock at the time outstanding voting separately as a class together with the holders of shares of Voting Parity Stock, to the extent the voting rights of such holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office as aforesaid, the remaining Preferred Director may choose a successor who shall hold office for the unexpired term in respect of which such vacancy occurred.

(c) Class Voting Rights as to Particular Matters. So long as any shares of Designated Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by law or by the Charter, the vote or consent of the holders of at least 66 2/3% of the shares of Designated Preferred Stock at the time outstanding, voting as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

(i) Authorization of Senior Stock. Any amendment or alteration of the Certificate of Designations for the Designated Preferred Stock or the Charter to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock of the Corporation ranking senior to Designated Preferred Stock with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Corporation;

(ii) Amendment of Designated Preferred Stock. Any amendment, alteration or repeal of any provision of the Certificate of Designations for the Designated Preferred Stock or the Charter (including, unless no vote on such merger or consolidation is required by Section 7(c)(iii) below, any amendment, alteration or repeal by means of a merger, consolidation or otherwise) so as to adversely affect the rights, preferences, privileges or voting powers of the Designated Preferred Stock; or

(iii) Share Exchanges, Reclassifications, Mergers and Consolidations. Any consummation of a binding share exchange or reclassification involving the Designated Preferred Stock, or of a merger or consolidation of the Corporation with another corporation or other entity, unless in each case (x) the shares of Designated Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which the Corporation is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (y) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of Designated Preferred Stock immediately prior to such consummation, taken as a whole;

provided, however, that for all purposes of this Section 7(c), any increase in the amount of the authorized Preferred Stock, including any increase in the authorized amount of Designated Preferred Stock necessary to satisfy preemptive or similar rights granted by the Corporation to other persons prior to the Signing Date, or the creation and issuance, or an increase in the authorized or issued amount, whether pursuant to preemptive or similar rights or otherwise, of any other series of Preferred Stock, or any securities convertible into or exchangeable or exercisable for any other series of Preferred Stock, ranking equally with and/or junior to Designated Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and the distribution of assets upon liquidation, dissolution or winding up of the Corporation will not be deemed to adversely affect the rights, preferences, privileges or voting powers, and shall not require the affirmative vote or consent of, the holders of outstanding shares of the Designated Preferred Stock.

(d) Changes after Provision for Redemption. No vote or consent of the holders of Designated Preferred Stock shall be required pursuant to Section 7(c) above if, at or prior to the time when any such vote or consent would otherwise be required pursuant to such Section, all outstanding shares of the Designated Preferred Stock shall have been redeemed, or shall have been called for redemption upon proper notice and sufficient funds shall have been deposited in trust for such redemption, in each case pursuant to Section 5 above.

(e) Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of the holders of Designated Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules of the Board of Directors or any duly authorized committee of the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Charter, the Bylaws, and applicable law and the rules of any national securities exchange or other trading facility on which Designated Preferred Stock is listed or traded at the time.

Section 8. Record Holders. To the fullest extent permitted by applicable law, the Corporation and the transfer agent for Designated Preferred Stock may deem and treat the record holder of any share of Designated Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor such transfer agent shall be affected by any notice to the contrary.

Section 9. Notices. All notices or communications in respect of Designated Preferred Stock shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designations, in the Charter or Bylaws or by applicable law. Notwithstanding the foregoing, if shares of Designated Preferred Stock are issued in book-entry form through The Depository Trust Corporation or any similar facility, such notices may be given to the holders of Designated Preferred Stock in any manner permitted by such facility.

Section 10. No Preemptive Rights. No share of Designated Preferred Stock shall have any rights of preemption whatsoever as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

Section 11. Replacement Certificates. The Corporation shall replace any mutilated certificate at the holder's expense upon surrender of that certificate to the Corporation. The Corporation shall replace certificates that become destroyed, stolen or lost at the holder's expense upon delivery to the Corporation of reasonably satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be reasonably required by the Corporation.

Section 12. Other Rights. The shares of Designated Preferred Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Charter or as provided by applicable law.

Exhibit 10.1

DESCRIPTION OF DIRECTORS AND NAMED EXECUTIVE OFFICERS COMPENSATION

In accordance with the "Frequently Asked Questions" bulletin posted by the staff of the Division of Corporation Finance of the Securities and Exchange Commission on November 23, 2004 on the Securities and Exchange Commission's website, we are disclosing the following information that the Securities and Exchange Commission may deem to be material definitive agreements with our directors and executive officers.

In 2009, non-employee directors of Bancorp will receive a fee of $1,550 per meeting. Each director of Bancorp is also a director of the Bank. Meetings of the directors of Bancorp are held immediately before or after meetings of the directors of the Bank. In 2009, non-employee directors of the Bank will receive $750 per attended meeting, with the Vice-Chairman receiving $5,500 per attended meeting. In addition, each non-employee committee member will receive the following: $300 per Compliance Committee meeting; $880 per Compensation Committee meeting; $800 per Corporate Governance Committee meeting; and $880 per Audit and Examining Committee meeting. The Chairman of the committees will receive a fee of up to $270 per committee meeting. The Board members receive no additional compensation for acting as the Nominating Committee.

We have not entered into employment agreements with any of the executive officers, who are employed on an at-will basis. In 2009, the Bank's executive officers will earn the annual base salaries set forth opposite their names below and will be entitled to a bonus, if any, as determined by the Compensation Committee:

Name	Title	2009 Salary
Alan J. Hyatt	President and Chief Executive Officer	$338,000
S. Scott Kirkley	Executive Vice President	$200,000*
Thomas G. Bevivino	Executive Vice President, Chief Financial Officer, Secretary and Treasurer	$188,000

The executive officers are entitled to participate in the Bank's 401(k) Plan and in an Employee Stock Ownership Plan. The Bank makes a matching contribution of 50% of each executive officer's 401(k) Plan contribution up to 6% of such executive officer's salary, and an additional non-matching contribution at the discretion of the Board of Directors. In addition, the Bank pays the health insurance premiums for Mr. Kirkley and Mr. Bevivino. Executive officers are eligible for equity-based awards under our 2008 Equity Incentive Plan.

*Mr. Kirkley has taken a six-month leave of absence effective February 9, 2009, for personal reasons. During his leave of absence, he will receive salary at an annual rate of $100,000.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Severn Bancorp, Inc. and Subsidiaries
Annapolis, Maryland

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-156343) and Forms S-8 (No. 333-152657 and No. 333-133242) of Severn Bancorp, Inc. and Subsidiaries of our report dated March 2, 2009, relating to the consolidated financial statements, which appears in this Annual Report on Form 10-K.

Beard Miller Company LLP

Beard Miller Company LLP
Baltimore, Maryland
March 5, 2009

Exhibit 31.1

Certification of Principal Executive Officer

I, Alan J. Hyatt, certify that:

1) I have reviewed this annual report on Form 10-K of Severn Bancorp, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2009

/s/ Alan J. Hyatt
President and Chief Executive Officer

Exhibit 31.2

Certification of Principal Financial Officer

I, Thomas G. Bevivino, certify that:

1) I have reviewed this annual report on Form 10-K of Severn Bancorp, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2009

/s/ Thomas G. Bevivino
Executive Vice President
and Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code), each of the undersigned officers of Severn Bancorp, Inc. ("Bancorp") does hereby certify with respect to the Annual Report of Bancorp on Form 10-K for the period ended December 31, 2008 (the "Report") that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Bancorp.

SEVERN BANCORP, INC.

Date: March 11, 2009

/s/ Alan J. Hyatt
Alan J. Hyatt, President, Chief Executive Officer
and Chairman of the Board
(Principal Executive Officer)

Date: March 11, 2009

/s/ Thomas G. Bevivino
Thomas G. Bevivino, Executive Vice President and
Chief Financial Officer
(Principal Financial and Accounting Officer)

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code) and is not being filed as part of the Report or as a separate disclosure document.

NOTES

SHAREHOLDER INFORMATION

Board of Directors

Alan J. Hyatt
Chairman of the Board

Melvin E. Meekins, Jr.
Vice Chairman of the Board

Louis DiPasquale, Jr.
Motel Owner/Operator

Melvin Hyatt
Retired Investor

S. Scott Kirkley
Executive Vice President of
Severn Bancorp, Inc.

Ronald P. Pennington
Retired investor

T. Theodore Schultz
President Schultz and Co., Inc.
Accounting and tax practice

Albert W. Shields
Real Estate Investor and
Developer

Keith Stock
Chairman and CEO
First Financial Investors, Inc.

Investor Relations
Thomas G. Bevivino
Severn Bancorp, Inc.
200 Westgate Circle, Suite 200
Annapolis, MD 21401
Phone: (410) 260-2000
tbevivino@severnbank.com

Corporate Officers

Alan J. Hyatt
President and
Chief Executive Officer

S. Scott Kirkley
Executive Vice President

Thomas G. Bevivino
Executive Vice President,
Chief Financial Officer,
Secretary and Treasurer

Corporate Headquarters
200 Westgate Circle, Suite 200
Annapolis, MD 21401
Phone: (410) 260-2000
Toll free: (800) 752-5854
Fax: (410) 841-6296

Internet Address
www.severnbank.com

Branch Locations

Annapolis Branch
1917 West Street
Annapolis, MD 21401
Phone: (410) 268-4554

Glen Burnie Branch
413 Crain Highway, S.E.
Glen Burnie, MD 21061
Phone: (410) 768-6900

Edgewater Branch
3083 Solomons Island Road
Edgewater, MD 21037
Phone: (410) 956-3700

Westgate Branch
200 Westgate Circle, Suite 200
Annapolis, MD 21401
Phone: (410) 260-2000

Independent Auditor
Beard Miller Company LLP
100 West Road
Suite 404
Baltimore, MD 21204

General Counsel
Hyatt & Weber, P.A.
200 Westgate Circle, Suite 500
Annapolis, MD 21401

SEC Counsel
Blank Rome LLP
600 New Hampshire Ave., NW
Washington, D.C. 20037

Stock Exchange Listing
The common stock of Severn Bancorp, Inc. is traded on the Nasdaq Capital market under the symbol "SVBI"

Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 01016
Attn: Investor Relations
Phone: (800) 368-5948

Annual Meeting
The Annual Meeting of stockholders will be held on April 23, 2009 at 9:00 A.M. at Greystone Grill
200 Westgate Circle
Annapolis, MD 21401

Severn Bancorp, Inc.

200 Westgate Circle, Suite 200
Annapolis, MD 21401
410-260-2000
www.severnbank.com